Transforming Hyster-Yale for Enhanced Long-Term Profitability and Growth



HYSTER-YALE, INC.

2025 ANNUAL REPORT

TO OUR STOCKHOLDERS, EMPLOYEES & BUSINESS PARTNERS



(Left) Rajiv K. Prasad; (Right) Alfred M. Rankin, Jr.

In 2025, Hyster-Yale, Inc. delivered improved financial performance relative to prior market-cycle lows—highlighting the durability of our business model and our continued ability to navigate industry cycles with discipline and focus. This momentum was achieved despite a sharp market downturn and a complex operating environment following record years in 2023 and 2024.

Throughout 2025, the Company operated amid persistent tariff pressures, geopolitical uncertainty, and sustained high interest rates. These conditions led many customers to act with greater caution—delaying investments and operating with tighter fiscal discipline. Yet even within this environment, Hyster-Yale demonstrated resilience, adaptability, and a commitment to long-term value creation.

Against this backdrop, we took decisive actions to align production with demand, rigorously manage costs and strengthen our balance sheet. Although the materials handling industry experienced a cyclical downturn, our performance improved compared to prior cycles, reflecting a more durable and disciplined operating model with a sharper focus on cash generation and capital allocation.

A COMPREHENSIVE TRANSFORMATION UNDERWAY

Over the past few years, we have been undertaking a comprehensive transformation of the Company that focuses on strengthening our product portfolio, lowering structural costs, positioning the business to generate sustainable returns across market cycles, and on emerging high growth and high profitability product lines. This transformation is broad and disciplined, addressing how we design products, manage operations, deploy technology, and engage customers globally.

Importantly, this work is already translating into operational improvements, tangible value creation, and will have more impact in future years. Our transformation includes four core pillars:

PRODUCT EVOLUTION

We are reshaping our product offerings around modular and scalable product architectures to expand market coverage and meet evolving customer demand.

- Launching modular counterbalanced trucks engineered for standard and lighter-duty, lower-priced segments to support profitable volume growth.

- Integrating electrification and advanced battery solutions, and both on- and off-grid chargers across our portfolio to improve customer efficiency and economics.

- Embedding automation and telemetry to enhance productivity and safety, and lower total cost of ownership for the customer.

Together, these initiatives are expected to strengthen competitiveness and market reach while improving margin opportunities for the Company.

OPERATIONAL & COST STRUCTURE TRANSFORMATION

We are lowering our structural break-even point and increasing resilience across cycles through:

- Manufacturing footprint optimization aligned to volume, lead-time, and cost efficiency.

- Clear production strategy to match real demand, and improve capital efficiency.

- Expanded automation, supplier centralization and just-in-time delivery to reduce complexity and structural costs.

- Organizational alignment with market conditions to strengthen flexibility and discipline.

Once fully implemented, these initiatives are expected to generate annualized savings of approximately $85 million to $100 million by 2028 compared to the beginning of 2025.

END-TO-END DIGITAL ENABLEMENT

We are deploying a single, synchronized end-to-end IT infrastructure platform that seamlessly connects product development, engineering, manufacturing, and customer service.

- Enables faster innovation, more efficient lifecycle management, and better decision-making across the enterprise.

COMMERCIAL & GO-TO-MARKET ENHANCEMENTS

We are strengthening customer engagement and sales execution by:

- Expanding large account coverage and investing in dealer excellence.

- Integrating direct sales, parts, attachments, service and rental activities into a coordinated go-to-market strategy, improving closure rates, and enriching customer outcomes.

- Enhancing solutions selling and targeting end customers to drive higher-margin, repeatable revenue streams.

Our goal is clear: **deliver the right truck, with the right solutions, at the right price**, meeting customer needs effectively and economically.

SUPPLEMENTING GEOGRAPHIC OPERATING SEGMENTS THROUGH INTEGRATED PRODUCT LINE MANAGEMENT

Central to this transformation—and to delivering measurable, sustainable results—is our addition of an integrated, end-to-end product line management model. This operating approach is designed to thrive in complexity by combining clear accountability with speed, adaptability and trust in nine product lines.

While our four operating segments remain primarily organized around geographic regions, our product line teams form a complementary, enterprise-wide structure that spans all regions. These teams bring together product development, engineering, production, marketing, and sales into a unified, empowered group responsible for outcomes across the value chain. By aligning these capabilities within each product line, we create shared ownership, tighter coordination and consistent understanding of priorities from concept and design, through engineering and production, to commercial strategy and sales execution.

This unified model enhances transparency and responsiveness. This shared consciousness allows teams to respond faster and decisively to market signals and customer needs. Decision-making is deliberately structured closer to the work—supported by clear strategic intent and transparent performance metrics—enabling teams to coordinate laterally, adjust to changing conditions, and balance discipline with adaptability. This decentralized execution accelerates our ability to respond while preserving alignment across the enterprise. Beyond improving execution, our product line teams create a strong focus on higher growth, higher margin product lines that are responding to emerging market needs. These teams are driving higher unit volumes, expanding participation in attractive market segments, and improving profitability within each product line. Because they are fully connected to every stage of the value chain, they can innovate more rapidly, tailor solutions to evolving customer requirements, and optimize decisions across the full product lifecycle, from launch through post-sales support. This enables customers to receive the right truck, with the right solutions, at the lowest cost of ownership, while maximizing commercial success and stakeholder value.

This operating model also allows each product line to fully leverage the Company's transformed capabilities—including modular design, advanced energy solutions, automation, digital tools, and coordinated go-to-market execution—driving more disciplined investment decisions, a structurally improved cost base and stronger operational performance.

With this foundation, our strategy is anchored in nine product lines that collectively represent the breadth of our portfolio and serve as the primary engines of long-term profit and growth value creation.

Product lines are the mechanism through which our transformation is executed—integrating products, operations, technology and go-to-market actions into measurable financial results.

PRODUCT LINES THAT POWER OUR STRATEGY

Core Counterbalanced Lift Trucks (1-3.5T, 4-9T and Big Trucks): Broadening our portfolio to address a wider range of customer applications while advancing modular production to improve efficiency, quality, flexibility and profitability.

Warehouse Trucks: Strengthening our warehouse market position through expanded and differentiated solutions.

Technology Solutions: Deploying advanced technologies that enhance labor efficiency, safety, connectivity, predictive maintenance, and data-driven decision-making.

Energy Solutions: Innovating through advanced battery technologies, and on- and off-grid charging capabilities, to deliver sustainable, scalable energy solutions across our product range.

Attachment Solutions: Enhancing our attachment portfolio, particularly for specialized and custom loads, enabling customers to handle a wider range of materials efficiently and safely.

Parts Solutions: Expanding our parts footprint and higher-value offerings to support profitability, and create additional value for customers by delivering reliable performance and operational flexibility.

Service Solutions: Leveraging our scalable aftercare program, HYCare, as a key differentiator and core element of the customer experience.

Each product line is designed to capture value across the full lifecycle—through technology, energy, parts, service, and attachments—enhancing returns while strengthening customer loyalty.

LOOKING AHEAD

Looking forward, we expect gradual financial improvement as market conditions become more favorable beginning in the second half of 2026. Our continued focus on efficiency, productivity, and innovation positions us to capitalize on emerging opportunities while maintaining financial discipline.

We are confident that our transformation—supported by the dedication of our employees and dealer partners—will fundamentally strengthen Hyster-Yale for the long-term. By reshaping our portfolio, optimizing our cost structure, and executing through integrated product lines, we are building a business capable of delivering higher profitability over the market cycle, reduced earnings cyclicality, and accelerating growth in high-margin market opportunities. Further, we believe achieving this earnings profile could then lead to a higher multiple of earnings reflected in Hyster-Yale stock price which would further enhance long-term value for our shareholders.

To our employees, we thank you for your unwavering commitment and hard work. Your contributions are the foundation of our progress and future success.

Thank you for your continued trust and partnership as we transform the way the world moves materials—from Port to Home.

Rajiv K. Prasad
President and Chief Executive Officer

Alfred M. Rankin Jr.
Executive Chairman



Image: Yale® integrated lithium-ion powered lift truck loading a trailer at a warehouse.

CONTENTS



Image: (Left) Yale® reach truck, (Right) Yale® end rider, transporting goods in a food distribution center.

CORPORATE PROFILE

ABOUT HYSTER-YALE

Hyster-Yale, Inc. ("Hyster-Yale") is a globally integrated company powered by two synergistic businesses—Lift Trucks and Attachments. Together, these businesses are focused on driving transformative change— delivering innovative, high-performance solutions, that empower customers to maximize productivity and efficiency. This customer-centric approach enhances our competitive advantage and positions the Company to achieve sustained, long-term growth across an expanding range of industries and markets.

The **Lift Truck Business** is the Company's leading revenue driver and serves as the foundation for its economic engine. The **Attachment Business** strengthens this fundamental base by expanding growth potential and delivering additional value through its strong competitive position in the attachments industry.

Lift Truck Business

Hyster-Yale Materials Handling, Inc. ("HYMH") designs, engineers, manufactures, sells and services a comprehensive line of lift trucks, parts and technology and energy solutions marketed globally primarily under the Hyster®, Yale®, and Nuvera® brand names. The company also owns a 90% majority interest in Maximal Forklift (Zhejiang) Co., Ltd., and has a 50%-owned joint venture with Sumitomo Heavy Industries, Ltd.

Attachment Business

Bolzoni S.p.A. ("Bolzoni Group") manufactures precision-engineered lift truck attachments, forks, masts and lift tables designed for handling delicate and specialized loads. These solutions are offered under the Bolzoni®, Auramo®, and Meyer® brands, and the Silver Line product portfolio. Bolzoni Group also supplies components to lift truck manufacturers worldwide, extending beyond the Company's own lift truck brands.



Image: Hyster® big truck with Auramo® paper clamp attachment moving large paper loads.



COLLABORATIVE EFFORTS

To enhance customer value and support long-term growth, the Company launched end-to-end product line teams in 2025. The Lift Truck and Attachment Businesses are both accountable for specific product lines and executing actions to drive greater efficiency and measurable business results.

See page 10 for more details on the end-to-end product line teams.

WHY WE EXIST

Hyster-Yale is fueled by a passion for progress and commitment to helping customers succeed. This commitment is anchored in our Vision and Mission, which inspires our focus on technology, innovation, and long-term value creation.



VISION

Our Vision: "**Transforming the way the world moves materials from Port to Home**"—is our driving purpose and guides every strategic decision and investment the Company makes.

Image: Graphic portraying how lift trucks and attachments are involved in the movement of goods from Port to Home.

MISSION

Our Mission brings this Vision to life through two essential customer promises that guide our operational priorities and actions (1) **optimal customer solutions** and (2) **exceptional customer care**:

1 Deliver optimal customer solutions to meet the specific materials handling industry needs of customers at the lowest cost of ownership through a portfolio of exceptional brands.

2 Provide exceptional customer care by never letting customers down, and by creating increasing value from first engagement through the product lifecycle and beyond.

Image: Customer and employee shaking hands in front of a Hyster® internal combustion engine lift truck.



Creating Lasting Customer Value

"I feel much more in tune and connected with the machine thanks to the configuration of the operator cabin and the way the controls allow my hands to be positioned and rested to prevent fatigue. The Hyster truck's performance is spot on. You don't have to put much pressure on it like you do with some of the competitive models."

– Operator, Seaonus Stevedoring Jacksonville

"Yale's fleet support team has become an extension of our operations across our nationwide network. Their proactive account management, rapid escalation support, and deep technical expertise consistently help us protect uptime, resolve issues quickly, and support the demands of our high-volume, mission-critical distribution and store operations."

– Fleet Services Manager, Floor & Decor

IMPLEMENTING GROWTH

END-TO-END PRODUCT LINE EXECUTION

Hyster-Yale's strategy centers on delivering innovative products and solutions that help customers operate with greater efficiency. In 2025, the Company launched an end-to-end product line model designed to enhance customer value, sharpen its competitive positioning, and support long-term growth.

From our core business functions to growth accelerators, these cross-functional product line teams are focused on optimizing the product portfolio and creating strategic growth opportunities that complement the core business and expand market potential. Through this new structure, the Company is strengthening its ability to deliver optimal customer solutions and exceptional customer care—the two promises at the heart of Hyster-Yale's Mission and growth strategy.

STRATEGICALLY SIGNIFICANT INITIATIVES FOR GROWTH

- Began expanding modular, scalable product line approach across product and solution portfolio.

- Continued manufacturing footprint optimization by shifting specific product lines to alternative plant locations to enhance operational efficiencies and support long-term growth.

- Implemented organizational restructuring plan to enhance profitability and operational productivity.

- Continued development of a new customer relationship management system for delivering a 360-degree customer, dealer, and employee experience—from ordering through manufacturing, delivery, parts, and service.

CORE BUSINESS

Foundational to Success



1-3.5T Counterbalanced Lift Trucks Focus*:

Grow modular, scalable offering and fulfill lighter-duty customer needs.

4-9T Counterbalanced Lift Trucks Focus*:

Grow modular, scalable offering, fulfill lighter-duty customer needs, and expand electrification efforts.

Big Trucks (8-48T) Focus:

Grow modular, scalable offering, fulfill lighter-duty customer needs, and expand high-capacity electrification efforts.

*T – Ton (the truck capacity range)

IMPLEMENTING GROWTH

GROWTH ACCELERATORS

High-Potential Products



Optimized Support Services



Warehouse Trucks Focus:

Strengthen warehouse product portfolio and commercial expertise.

Technology Solutions Focus:

Expand productivity and safety-enhancing automation, operator assist, and telemetry solutions.

Energy Solutions Focus:

Become single-source lift truck battery and charger supplier to customers; increase acceptance of mobile, on- and off-grid charging solution.

Attachment Solutions Focus:

Enhance range of attachments for specialized loads; intensify North American penetration in key industries.

Service Solutions Focus:

Strengthen HYCare post-purchase customer experience and fleet efficiency programs.

Parts Solutions Focus:

Increase selection of high-margin parts, and parts for lighter-duty trucks.

Images: (Left) Hyster® internal combustion engine lift truck moving building supplies. (Middle) Yale Relay™ automated tow tractor and Hyster® electric lift truck at intersection. (Right) Service technicians performing lift truck maintenance.

INNOVATIONS & INITIATIVES

Across the Company, our end-to-end product line teams introduced multiple new technology-driven products and solutions, while also advancing several strategic initiatives. Together, these efforts are expected to help strengthen our competitive position, expand market reach, and unlock new revenue opportunities.



CORE BUSINESSES

1-3.5T COUNTERBALANCED LIFT TRUCKS

Modular, Scalable Lift Trucks: Introduced four distinct Hyster® and Yale® modular, scalable lift truck configurations, helping customers choose the right truck at the right price for their application. This truck series strengthens cost competitiveness and improves margins by using similar production components and processes.

4-9T COUNTERBALANCED LIFT TRUCKS

Dependable, Cost-Effective Lift Trucks: Launched a new series of reliable, simple, and cost-effective internal combustion engine lift truck models ideal for low-to-moderate usage, and limited-option needs. Engineered to compete effectively with low-cost alternatives, these trucks open new market opportunities by meeting customers' lighter-duty and value-focused requirements.

BIG TRUCKS

Electric Big Trucks: Expanded line of Hyster® 10-18T big trucks with zero-emission lithium-ion technology, offering customers high-capacity electric solutions without compromising power or productivity. In addition to new market opportunities, the electric big trucks use shared components with our diesel models, streamlining manufacturing, and improving parts efficiencies.

Image: Hyster® electric big truck lifting a load of building materials.

Image: Yale® three-wheel stand operating in warehouse environment.



GROWTH ACCELERATORS

WAREHOUSE TRUCKS

Three-Wheel Stand: Released a new three-wheel stand-up counterbalanced truck with technology-driven, ergonomic, and productivity-enhancing features to maximize efficiency and performance. With superior capabilities over competitive models, the three-wheel stand offers a measurable edge to capture improved revenue opportunities.

WAREHOUSE CUSTOMER EVALUATIONS

Direct Store Delivery: Multiple customer evaluations of the new Hyster® and Yale® Route Runner™, a nested pallet truck with a detachable motorized sled, confirmed notable operational efficiency gains—enabling one-person deliveries, reducing labor reliance, and improving route times.

This unique solution serves as a superior opportunity to target an underserved market of 250,000–300,000 delivery trucks with lift gates.

The RouteRunner is expected to commercially launch in 2026.



Image: Yale Route Runner™ with nested pallet truck and detachable sled.

TECHNOLOGY SOLUTIONS

Automated Lift Trucks: Announced new Hyster Atlas™ and Yale Relay™ automated tow tractors engineered to streamline the transport of carts, while providing reliable, cost-effective performance. By simplifying onboarding and reducing the financial burden of high-cost alternatives, our automated lift trucks help increase customer adoption to drive profitable sales growth.

In 2026, the Company plans to introduce additional automated lift truck configurations designed for alternative transport applications and to meet customers' evolving automation needs.

Operator Assist Solutions: Introduced a new pedestrian awareness camera, expanding the Hyster Reaction™ and Yale Reliant™ portfolio to include Class 5 sit-down trucks for indoor and outdoor use. The pedestrian camera enhances competitive differentiation and supports meaningful option-growth opportunities.

Telemetry: Hyster Tracker and Yale Vision telemetry wireless monitoring became standard on most internal combustion engine and electric counterbalanced lift trucks. This shift helps streamline adoption and supports advanced telemetry upgrades and solution margins.

ENERGY SOLUTIONS

Lithium-ion Batteries & Chargers: Began the launch of fully integrated, factory-backed Hyster® and Yale® power solutions tailored to customers' exact lift truck needs. This comprehensive offering allows for new incremental growth and Parts Solutions opportunities.



Image: Yale® branded lithium-ion batteries and charger.

Clean Mobile Charging: Customer demonstrations of Nuvera HydroCharge™, a mobile, zero-emission, hydrogen-powered charging solution, has generated strong market interest. HydroCharge drives near-term revenue potential while supporting customers' long-term decarbonization efforts.



Image: Hyster Atlas™ automated tow tractor pulling multiple carts in a facility.

AUTOMATION MADE SIMPLE

Customer: Global Automotive Textile Supplier

Challenge: Frequent safety incidents and recurring product and facility damage caused by manually moving long trains of carts created an urgent need for a safer, more reliable materials handling process. The customer explored automation but found that conventional solutions were too rigid and cost-prohibitive—requiring specialized software engineering for even minor route changes and a significant up-front capital investment, costing hundreds of thousands, with no guaranteed return.

Solution: Hyster Atlas™ Automated Tow Tractor

Advantages: The Hyster Atlas automated tow tractor eliminated the customer's automation "barriers to entry." Its intuitive drag-and-drop portal allowed staff to adjust routes and pickup points without coding or engineering support, delivering true operational agility. The solution's flexible rental model replaced steep capital expenditures with a predictable monthly fee, making automation far more accessible and financially practical.

Results: With the Hyster Atlas solution in place, the customer has achieved zero safety incidents, and significantly reduced facility damage and associated costs. At the same time, they have gained greater operational flexibility and now have a scalable automation platform that can adapt as their needs evolve.

ATTACHMENT SOLUTIONS

Integrated Masts: Following the acquisition of Valmar, S.r.l., Bolzoni Group added customized forklift and automated guided vehicle ("AGV") masts to its offering, providing lift truck and automation partners with a fully integrated front-end package. This integrated solution opens an entirely new market and industry growth opportunities.

Keg Clamp: Announced new Meyer® keg clamp allowing customers' lift trucks to handle multiple kegs at once, resulting in greater productivity and reduced operating costs. The new keg clamp helps drive incremental revenue opportunities within a rising market segment.

Carton Clamp: Introduced new Bolzoni® telescopic carton clamp, combining an extremely wide opening with a minimized chassis width to ensure fast, stable and pallet-less carton handling. The telescopic carton clamp opens access to a new home appliance handling market, driving incremental business opportunities.

Camera Vision System: Expanded the Bolzoni® camera vision system to additional attachment families, enhancing operator awareness, load visibility and safety across a broader range of handling applications. The camera system enhances the unit value of attachments equipped with this solution, helping grow revenue.



Image: Customer AGV with Bolzoni® front-end solution.

CONTAMINATION-FREE AGV FRONT-END

Customer: Global AGV Manufacturer for Food and Beverage Industry

Challenge: Operating in the food and beverage sector, the customer required an automated guided vehicle ("AGV") front-end solution that could reliably and hygienically handle palletized, carton-boxed loads. Traditional hydraulic systems posed unacceptable contamination risks and created complex integration challenges with AGV controls. To support a newly deployed automated warehouse, the customer sought a cleaner, safer, and easier-to-integrate alternative.

Solution: Bolzoni® Electric AGV Front-End System

Advantages: The fully electric AGV front-end system delivers significant operational and safety advantages by eliminating the need for hydraulic circuits and enabling a seamless connection to the AGV's control and communication architecture. With no hydraulic components, the system removes the risk of oil leaks—a critical requirement for maintaining safety and compliance in food-grade environments.

Results: With the fully electric front-end system in place, the customer eliminated all contamination risks and achieved a cleaner, food-safe AGV operation. At the same time, they gained faster, more reliable system integration and now benefit from a low-maintenance, highly dependable solution that supports long-term automation efficiency.

SERVICE SOLUTIONS

Consultative Insights Program: Leveraging customers' telemetry and maintenance data, the Company delivered actionable recommendations that could help customers reduce maintenance costs up to 11.5%. By providing measurable, data-backed savings, the Consultative Insights Program strengthens customer trust and satisfaction, and sustained loyalty.

PARTS SOLUTIONS

Remanufactured Parts Program: In conjunction with the Attachment Business, the Company began offering high-quality remanufactured transmissions and axles, providing customers with reliable and cost-efficient factory-refurbished solutions. This program creates an alternative revenue stream by expanding remanufactured market opportunities.

New Parts Solutions Center: The Company announced plans to transition to a new state-of-the-art Customer and Parts Solutions Center in Avon, IN, creating a consolidated logistics hub to grow the Parts Solutions business. The new Customer and Parts Solution Center will help support greater parts sales growth, improve efficiency, and enhance service to customers and dealers.



PARTS SOLUTIONS: A BUSINESS MULTIPLIER

Lift truck installations generate a high-margin parts and service revenue stream that strengthens the Company's recurring earnings base and supports dealer profitability.

Image: (Left) Dealer lift truck technicians standing near Hyster® trucks ready for service.

Image: (Right) Dealer technician performing lift truck maintenance.

CORPORATE RESPONSIBILITY

Hyster-Yale meets corporate responsibility with purpose, supported by some of the industry's most proactive products, programs, and achievements. The Company strives to hold itself accountable at every level, embracing environmental, social and ethical responsibility across its workforce, customer base, business partners, and local communities.

Through our **2026 Aspirations Program**, Hyster-Yale is advancing workplace excellence and improving environmental performance across its global facilities.



20%
Less water consumption



30%
Reduction in VOC & carbon emissions



30%
Decrease in hazardous waste



ZERO
Waste to landfill & injury rate

To learn more about Hyster-Yale's efforts, see our Corporate Responsibility Report at hyster-yale.com.

PROGRESS & INNOVATION

The Company's commitment to our communities and customers continues to shape how it innovates and operates. This dedication is evident through its achievements and product advancements designed to reduce energy use and support a more efficient, responsible materials handling ecosystem.

Company Achievements

- 2025 EcoVadis Bronze Medal (HYMH)
- 2025 NC Environmental Steward (HYMH)
- 2025 Northern Ireland Platinum Level for Environmental Benchmark Survey (HYMH)
- Numerous product and solution efficiency awards

Product Advancements

- **Big Truck Electrification:** Advanced the electrification of traditionally internal combustion engine-powered big trucks and container handlers.
- **Electric Lift Trucks:** Expanded the integrated lithium-ion and electric Class 1 counterbalanced lift truck lineup.
- **Lithium-ion Batteries & Chargers:** Launched zero-emission lithium-ion battery and charger solutions designed for Hyster® and Yale® lift trucks.
- **Clean Mobile Charging:** Expanded use cases for Nuvera HydroCharge™, a zero-emission, portable hydrogen powered charging solution.



Image: Operator plugging in Hyster® electric big truck to charge.

2025 FINANCIAL HIGHLIGHTS & FACTS

At Hyster-Yale, we're strengthening our future by executing transformational initiatives designed to deliver long-term efficiencies and growth. These actions position the Company to reduce cyclicality, enhance competitiveness, and create value for stakeholders—even as we navigate a challenging macroeconomic environment and persistent tariff pressures.

Backed by more than a century of experience, a powerful global installed base, and a worldwide support network, the Company is well-equipped to meet customer needs across nearly every industry, while continuing to shape the future of materials handling.

$3.8B
Revenues

$16M
Adjusted
Operating Profit [1]

$86M
Cash from
Operations

19%
Working Capital
% of Sales [1]

(1) See reconciliations to the most directly comparable GAAP measures in the Company's Q4 Investor Presentation.



100+
Years in Operation



1M+
Installed Lift Trucks



4M+
Installed Attachments



~700
Industries Served



5
Continent
Coverage



15
Manufacturing Plants
Close to Customers

(8 lift truck, 7 attachment)



7,500+
Employees



250+
Lift Truck
Dealer Locations

This annual report to stockholders contains forward-looking statements. For a discussion of the factors that may cause the Company's actual results to differ from these forward-looking statements, please see **page 30** in the attached 10-K.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
  For the fiscal year ended: | **December 31, 2025**

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File No. 000-54799

HYSTER-YALE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**31-1637659**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5875 Landerbrook Drive
Suite 300

Cleveland	**44124-4069**
OH	(Zip code)

(Address of principal executive offices)

Registrant's telephone number, including area code: **(440) 449-9600**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, Par Value $0.01 Per Share	**HY**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:
Class B Common Stock, Par Value $0.01 Per Share

(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.　　Yes ☐　**No ☒**

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.　　Yes ☐　**No ☒**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.　　**Yes ☒**　　No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes ☒　　No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

　Large accelerated filer　☐　　**Accelerated filer**　☒　　Non-accelerated filer　☐　Smaller reporting company　☐　Emerging growth company　☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.　　☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)　　Yes ☐　**No ☒**

Aggregate market value of Class A Common Stock and Class B Common Stock held by non-affiliates as of June 30, 2025 (the last business day of the registrant's most recently completed second fiscal quarter): $461,366,212

Number of shares of Class A Common Stock outstanding at February 27, 2026: 14,452,785
Number of shares of Class B Common Stock outstanding at February 27, 2026: 3,447,303

DOCUMENTS INCORPORATED BY REFERENCE
Portions of the Company's Proxy Statement for its 2026 annual meeting of stockholders are incorporated herein by reference in Part III of this Annual Report on Form 10-K.

HYSTER-YALE, INC.
TABLE OF CONTENTS

PART I

Item 1. BUSINESS

General

Hyster-Yale, Inc. ("Hyster-Yale" or the "Company") and its subsidiaries, including its operating companies, Hyster-Yale Materials Handling, Inc. ("HYMH") and Bolzoni S.p.A. ("Bolzoni"), is a globally integrated company offering a full line of high-quality, application-tailored lift trucks and solutions aimed at meeting the specific materials handling needs of its customers. The Company's solutions include attachments, parts, fleet management services, technology and energy solutions. The Company is headquartered in Cleveland, Ohio.

Through HYMH, the Company designs, engineers, manufactures, sells and services a comprehensive line of lift trucks, attachments, parts, fleet management services, technology and energy solutions marketed globally, primarily under the Hyster®, Yale® and Nuvera® brand names, mainly to independent Hyster® and Yale® retail dealerships.

The Company owns a 90% majority interest in Hyster-Yale Maximal Forklift (Zhejiang) Co., Ltd. ("Hyster-Yale Maximal"), a manufacturer of low-intensity and standard lift trucks and specialized materials handling equipment. Hyster-Yale Maximal also designs and produces specialized products in the port equipment and rough terrain forklift markets. Lift trucks and component parts are manufactured in the United States ("U.S."), Northern Ireland, China, the Netherlands, Mexico, the Philippines, Brazil, Japan, Italy and Vietnam. Hyster-Yale was incorporated as a Delaware corporation in 1999.

Bolzoni manufactures precision-engineered lift truck attachments, forks, masts and lift tables designed for handling delicate and specialized loads. These solutions are marketed under the Bolzoni®, Auramo® and Meyer® brand names and the Silver Line product portfolio. Bolzoni also produces components for lift truck manufacturers. Bolzoni products are manufactured in Italy, the U.S., China, Germany, Finland and Brazil. Through the design, production and distribution of a wide range of attachments, Bolzoni has a strong presence in the lift-truck attachments market and industrial materials handling.

The Company has four segments, which include three in the lift truck business as discussed below, as well as Bolzoni. The Company's lift truck business includes the following three geographic operating segments: the Americas, EMEA and JAPIC. Americas includes lift truck operations in the U.S., Canada, Mexico, Brazil, Latin America and the corporate headquarters. EMEA includes operations in Europe, the Middle East and Africa. JAPIC includes operations in the Asia and Pacific regions, including China.

During 2025, the Company announced a strategic business realignment of Nuvera Fuel Cells, LLC ("Nuvera") designed both to increase near-term profits and to create an integrated energy solutions program in the Americas segment, which is part of the HYMH business. Nuvera was merged into HYMH in the second quarter of 2025. These changes did not impact the Company's Consolidated Financial Statements, but did impact its reportable segments. The historical and current results of the former Nuvera segment are now presented within the Americas operating segment. Refer to Note 4, *Business Segments*, for additional information on the Company's reportable segments. Comparative prior period amounts have been recast to reflect the segment change.

The Company makes its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports available, free of charge, through its website, www.hyster-yale.com, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission ("SEC").

The components of the Company's revenues were as follows for the year ended December 31:

	2025	2024	2023
Lift trucks	71 %	75 %	74 %
Parts	16 %	14 %	15 %
Service, rental and other	8 %	7 %	6 %
Bolzoni	5 %	4 %	5 %

Sales of internal combustion engine and electric lift trucks as a percentage of the Company's revenues were as follows for the year ended December 31:

	2025	2024	2023
Internal combustion	40 %	45 %	44 %
Electric	31 %	30 %	30 %
Total lift truck sales	71 %	75 %	74 %

Manufacturing and Assembly

The Company manufactures components, such as frames, masts and transmissions, and assembles lift trucks in the market of sale whenever practical to lower product costs, including from tariffs or import fees from countries where the Company manufactures products, minimize freight cost, serve customers efficiently and balance currency mix. In some instances, however, it utilizes one worldwide location to manufacture specific components or assemble specific lift trucks. Additionally, components and assembled lift trucks are exported when it is advantageous to meet demand in certain markets. The Company operates eleven lift truck manufacturing and assembly facilities worldwide with four plants in the Americas, three in EMEA and four in JAPIC, including joint venture operations. In addition, the Company operates seven Bolzoni manufacturing facilities worldwide.

Parts and Service

The Company offers a line of parts to service its large installed base of lift trucks currently in use in many industries. The Company offers online technical reference databases specifying the required parts to service lift trucks and an ordering system.

The Company sells HYSource™ branded parts to dealers for Hyster® and Yale® lift trucks. The Company also sells parts under the UNISOURCE™ brand to Hyster® and Yale® dealers for the service of competitor lift trucks. The Company has a contractual relationship with a third-party, multi-brand, parts wholesaler in the Americas in which orders from the Company's dealers for parts are fulfilled by the third party who then pays the Company a commission.

In addition to parts, the Company sells services, including full maintenance leases and fleet management.

Marketing

The Company has a global marketing organization structured to support the geographic divisions. The global approach is centered around six key areas: Brand Strategy and Activation; Commercial Enablement; Training and Engagement; Product Management and Strategy; Content and Create Services; and Industry Strategy & Market Insights.

Patents, Trademarks and Licenses

The Company relies on a combination of trade secret protection, trademarks, copyrights, and patents to establish and protect the Company's proprietary rights. These intellectual property rights may not have commercial value or may not be sufficiently broad to protect the aspect of the Company's technology to which they relate or competitors may design around the patents. The Company is not materially dependent upon patents or patent protection; however, as materials handling equipment has become more technologically advanced, the Company and its competitors have increasingly sought patent protection for inventions incorporated into their respective products. The Company owns the Hyster®, Yale®, Bolzoni®, Auramo®, Meyer®, Nuvera® and Maximal® trademarks and believes these trademarks are material to its business.

Distribution Network

The Company distributes lift trucks and attachments primarily through two channels: independent dealers and a direct sales program to major customers. In addition, the Company distributes parts and services for its lift trucks mainly through its independent dealers. The Company's end-user base is diverse and fragmented, including but not limited to the following industries: retail, durable goods, food and beverage, industrial and logistics.

Independent Dealers

The Company's dealers, located in 111 countries, are generally independently owned and operated. The following table summarizes the Company's dealers as of December 31, 2025:

	Hyster®	Yale®	Dual-Branded	Maximal®
Americas	9	11	30	16
EMEA	50	37	22	15
JAPIC	44	9	5	8
	103	57	57	39

Direct Customer Sales

The Company operates a direct sales program to major customers or global accounts for both Hyster® and Yale®. This program focuses on large customers with centralized purchasing and geographically dispersed operations across multiple dealer territories. This program accounted for 28%, 22% and 19% of new lift truck revenues in 2025, 2024 and 2023, respectively. The independent dealers support these major customers by providing parts and service on a local basis. Dealers receive an installation fee for the support they provide in connection with these major customer sales and for the preparation and delivery of lift trucks to customer locations. In addition to selling new lift trucks, this direct customer sales program markets services, including lift truck rentals, full maintenance leases and fleet management.

Financing of Sales

The Company is engaged in a joint venture with Wells Fargo Financial Leasing, Inc. ("WF") to provide dealer and customer financing of new lift trucks in the United States. The Company owns 20% of the joint venture entity, HYG Financial Services, Inc. ("HYGFS"), and receives fees and certain remarketing profits under a joint venture agreement. The term of the agreement is valid through December 2028. The agreement automatically renews for additional one-year terms unless written notice is given by either party at least 180 days prior to termination. The Company accounts for its ownership of HYGFS using the equity method of accounting.

Under the joint venture agreement with HYGFS, the Company's dealers and certain customers are extended credit for the purchase of lift trucks to be placed in the dealer's floor plan inventory or the financing of lift trucks that are sold or leased to customers. For some of these arrangements, the Company provides recourse or repurchase obligations to HYGFS or to others. In substantially all of these transactions, a perfected security interest is maintained in the lift trucks financed, so that in the event of a default, the Company has the ability to take title to the assets financed and sell it through the Hyster® or Yale® dealer network. Furthermore, the Company has established reserves for exposures under these agreements when required. In addition, the Company has an agreement with WF to limit its exposure to losses at certain eligible dealers. Under this agreement, losses related to guarantees for these certain eligible dealers are limited to 7.5% of their original loan balance. See Note 17, *Guarantees* and Note 18, *Debt and Equity Investments and Related-Party Transactions*, to the Consolidated Financial Statements in this Annual Report on Form 10-K for further discussion.

Backlog

The following table outlines the Company's backlog of unfilled orders placed with its manufacturing and assembly operations for new lift trucks for the years and periods ended (in millions):

	December 31, 2025	September 30, 2025	December 31, 2024
Backlog, approximate sales value	$ 1,280	$ 1,350	$ 1,930

As of December 31, 2025, the Company expects substantially all of its backlog of unfilled orders placed with its manufacturing and assembly operations for new lift trucks to be sold during the next twelve months. Backlog represents unfilled lift truck orders placed with the Company's manufacturing and assembly facilities from dealers and direct sales to customers. In general, unfilled orders may be canceled at any time prior to the time of sale; however, the Company can assess cancellation penalties on orders within a certain period prior to initiating production. In certain circumstances, orders may be cancelled, for a limited time period without penalty, after receiving notice of a surcharge on the order from the Company. The dollar value of backlog is calculated using the current unit backlog and the forecasted average sales price per unit.

Key Suppliers and Raw Materials

In 2025, the Company was subject to substantial new tariffs imposed by the U.S. on imports of materials from various countries and industries within those countries. Tariffs, ongoing volatility in global markets and the impact on demand and supply may result in unanticipated cost increases for the Company's products. The Company attempts to pass these increased costs along to its customers in the form of higher prices for its products; however, the Company may not be able to fully offset the increased market-based costs of industrial metals and other materials due to overall market conditions.

Steel is a significant raw material required by the Company's manufacturing operations and is generally purchased from steel producing companies in the geographic area near each of the Company's manufacturing facilities. Other significant components for the Company's lift trucks are engines, axles, brakes, transmissions, tires and batteries and chargers. In addition, the Company depends on a limited number of suppliers for some of its crucial components, including diesel and gasoline engines, drive-system components, cast-iron counterweights used to counter balance some lift trucks and tires and wheels. Some of these critical components are imported and subject to regulations, such as customary inspection by the U.S. Customs and Border Protection under the auspices of the U.S. Department of Homeland Security, as well as the Company's own internal controls and security procedures. Although most components are available from numerous sources or in quantities sufficient to meet requirements, the Company has experienced, and may continue to experience, significant shortages of key components for certain products. This has negatively affected, and may in the future negatively affect, production levels.

Government and Trade Regulations

The Company has been impacted by ongoing trade disputes, including the imposition of tariffs by the U.S. on imports of materials, which has resulted in higher material costs. In addition, the Company's business has been affected in the past by trade disputes between the U.S. and foreign jurisdictions. There continues to exist significant uncertainty about the future of U.S. trade policy and volatility of current or potential new tariffs on foreign jurisdictions, including but not limited to, Brazil, China, Europe, India and Mexico. In the future, the Company's results of operations may continue to be materially adversely affected to the extent the Company is affected by trade disputes with other foreign jurisdictions, and increased or new tariffs are levied on its goods or the materials the Company purchases or products the Company sells.

Competition

The Company is one of the leaders in the lift truck industry with respect to market share in the Americas and worldwide. Competition in the lift truck industry is based primarily on strength and quality of dealers, brand loyalty, customer service, new lift truck sales prices, availability of products and parts, comprehensive product line offerings, product performance, quality and innovation, including features, and the cost of ownership over the life of the lift truck. The Company competes with several global lift truck manufacturers that operate in all major markets, as well as other niche companies. The lift truck industry also competes with alternative methods of materials handling, such as automated warehouses, including conveyor systems and automated guided vehicles and systems as well as suppliers of alternative power sources including lithium-ion and hydrogen power suppliers. The Company's parts offerings compete with parts manufactured by other lift truck manufacturers, as well as companies that focus solely on the sale of generic parts.

Bolzoni is a leader in the lift truck attachment industry. Competition in this industry is based primarily on product quality and performance, price, availability of products, comprehensive product line offerings, innovation, including features, the cost of ownership over the life of the attachment, brand loyalty, and customer service. Bolzoni competes with a few global lift truck attachment manufacturers that operate in all major markets, as well as other niche companies.

The use of lithium ion and hydrogen fuel-cell technology in industrial and commercial applications, including lift trucks, is a developing market. Companies implementing such technology face competitors that integrate more traditional energy technologies into their product lines, as well as competitors that have implemented or are implementing alternatives to traditional energy technologies, such as lithium batteries, fuel additives and other high efficiency or "renewable" technologies.

Cyclical Nature of Lift Truck Business

The Company's lift truck business historically has been cyclical. Fluctuations in the rate of orders for lift trucks, attachments and fuel-cell technology reflect the capital investment decisions of the Company's customers, which depend to a certain extent on the general level of economic activity in the various industries the lift truck customers serve. During economic downturns or economic uncertainty, customers tend to delay new lift truck and parts purchases. Consequently, the Company has experienced, and in the future may continue to experience, significant fluctuations in its revenues and net income.

Research and Development

The Company's lift truck research and development capability is organized around four major engineering centers that are coordinated on a global basis. Products are designed for each brand concurrently and generally each center is focused on the global requirements for a single product line. The Company's counterbalanced development center, which has global design responsibility for several classes of lift trucks for a highly diverse customer base, is located in Fairview, Oregon. The Company's big truck development center is located in Nijmegen, the Netherlands, adjacent to a dedicated global big truck assembly facility. Warehouse trucks are designed based on regional differences in stacking and storage practices. The Company designs warehouse equipment for sale in the Americas market in Greenville, North Carolina, adjacent to the Americas manufacturing and assembly facility. The Company designs warehouse equipment for the European market in Masate, Italy, adjacent to its manufacturing and assembly facility for warehouse equipment.

The Company also has engineering centers in the United Kingdom, India and China to support design activities for its four major engineering centers.

The Company's lift truck engineering centers utilize a three-dimensional CAD/CAM system and are interconnected with each of the Company's manufacturing and assembly facilities and certain suppliers. This allows for collaboration in technical engineering designs and collaboration with these suppliers. The Company also utilizes artificial intelligence tools to analyze, design and enhance the efficiency and innovation of its product development process. Additionally, the Company solicits customer feedback throughout the design phase to improve product development efforts.

The Company also has research and development locations located in Greenville, North Carolina and Billerica, Massachusetts for the design, development and testing of technology solutions, including automation and energy solutions.

Development and innovation of attachments occurs in each of the Bolzoni manufacturing plants for the specific products produced in that location.

Sumitomo-NACCO Joint Venture

The Company has a 50% ownership interest in Sumitomo NACCO Forklift Co., Ltd. ("SN"), a limited liability company that was formed in 1970 primarily to manufacture and distribute Sumitomo-branded lift trucks in Japan and Southeast Asia and to manufacture Hyster® and Yale® branded lift trucks, related components and service parts for distribution by the Company outside of Japan. Sumitomo Heavy Industries, Ltd. owns the remaining 50% interest in SN. Each SN stockholder is entitled to appoint directors representing 50% of the vote of SN's board of directors. All matters related to policies and programs of operation, manufacturing and sales activities require mutual agreement between the Company and Sumitomo Heavy Industries, Ltd. prior to a vote of SN's board of directors. As a result, the Company accounts for its ownership in SN using the equity method of accounting and is included in the JAPIC segment. The Company purchases Hyster®- and Yale®-branded lift trucks and related component and parts from SN for sale outside of Japan under agreed-upon terms. The Company also contracts with SN for engineering design services on a cost plus basis and charges SN for technology used by SN but developed by the Company. During 2025, SN sold approximately 9,000 lift trucks.

Human Capital Resources

As of January 31, 2026, the Company had approximately 7,500 employees. The employees are distributed between each of the Company's businesses as follows:

Lift Truck	6,300
Bolzoni	1,200

Certain employees in the Danville, Illinois parts depot operations are unionized. Although the Company's current contract with the Danville union expires in 2027, the Company expects to close the Danville location and move the parts depot operations to the Avon, Indiana Customer and Parts Solution Center in 2026. All other employees at the Company's facilities in the U.S. are not represented by unions. In Brazil, all employees are represented by a union for salary and benefits contracts, which are negotiated annually for the following year. In Mexico, certain employees are unionized. The Company's contract with the Mexican union expires annually in March, at which time salaries are negotiated for the following year. Benefits in Mexico are negotiated every other year.

In Europe, certain employees in the Helsinki, Finland; Salzgitter, Germany; Craigavon, Northern Ireland; Masate, Italy; Piacenza, Italy; San Donato, Italy and Nijmegen, the Netherlands facilities are represented by a union or a works council. The Company believes its current labor relations with both union and non-union employees are generally satisfactory.

Corporate Responsibility

The Company is committed to being responsible corporate citizens, guided by vision and values. The Company remains focused on long-term viability, understanding that corporate responsibility is essential for building resilience in an increasingly dynamic world, and that delivering value requires strong, successful, and sustained relationships with all our stakeholders.

To achieve this, the Company has three focus areas: people; economy; and environment.

People

Employees are the foundation of the Company's success. Their expertise, dedication, and innovation drive the Company's operations forward everyday – which is why the Company is deeply committed to investing in their safety, well-being, development, and engagement. The Company achieves this through focusing on training and education and commitment to labor and human rights and environmental, occupational health and safety ("EOHS") as fundamental responsibilities of the Company.

In addition, the Company maintains open communication channels with employees to understand and support employee needs and contribute to the success as a business; whether through a formal or other open feedback systems. To further foster collaboration and engagement across global operations, the Company supports Employee Resource Groups ("ERG"s). These employee-led and employee-run groups are open to all regular, full-time employees with the goal of creating spaces where employees can build community, develop leadership skills, and enrich the Company culture.

The Company is committed to corporate responsibility throughout all aspects of the organization and recognize its importance to our employees, customers, investors, and the local communities in which the Company operates.

Economy

The Company is committed to operating with integrity throughout every level of the business, which provides the foundation for innovation, trust, and long-term organizational success. Our responsible business strategy guides how the Company supports our customers, empowers our employees, and creates lasting value within the communities where it operates. The Company remains dedicated to upholding the highest ethical standards and recognize responsibilities to our employees, customers, communities, and the environment to go beyond compliance at every level of business.

The Company views suppliers as an extension of its business and a critical component to the Company's success. To ensure a resilient supply chain that meets or exceeds our quality standards for parts and services provided, the Company collaborates closely with a diverse network of suppliers around the world. The Company's supplier network is built upon six core pillars, designed to promote a resilient, global supply chain. These six pillars reflect our shared commitment to quality, reliability, diversity, compliance, efficiency, and customer satisfaction.

The Company's dedicated focus on product safety begins with product development teams as they create robust product designs, explore innovative technologies and build comprehensive support solutions that enhance both operator safety and safety for those around our equipment. The Company's ongoing training and support teams provide extended care to customers and operators throughout the life of the product.

Environment

Environmental responsibility is a core principle of the Company's operating structure, embedded within our EOHS program as well as a standalone priority. The Company is committed to integrating sustainable practices across our organization and processes, from reducing emissions and energy use to minimizing waste generation and water consumption. By investing in continuous improvement, the Company is not only reducing our environmental footprint but strengthening our resilience and leading the way towards a more sustainable future for our industry.

Environmental Matters

The Company's manufacturing operations are subject to laws and regulations relating to the protection of the environment, including those governing the management and disposal of hazardous substances. The Company's policies stress compliance, and the Company believes it is currently in substantial compliance with existing environmental laws. If the Company fails to comply with these laws or its environmental permits, it could incur substantial costs, including cleanup costs, operational disruptions, fines and civil and criminal sanctions. In addition, future changes to environmental laws could require the Company to incur significant additional expense or restrict operations. Based on information available as of the date of filing this Annual Report on Form 10-K, the Company does not expect compliance with environmental requirements to have a material adverse effect on the Company's financial condition or results of operations.

The Company's products may also be subject to laws and regulations relating to the protection of the environment, including those governing vehicle exhaust. Regulatory agencies in the U.S. and Europe have issued or proposed various regulations and directives designed to reduce emissions from spark-ignited engines and diesel engines used in off-road vehicles, such as industrial lift trucks. These regulations require the Company and other lift truck manufacturers to incur costs to modify designs and manufacturing processes and to perform additional testing and reporting. While there can be no assurance, the Company believes the impact of the additional expenditures to comply with these requirements will not have a material adverse effect on its business.

The Company is investigating or remediating historical contamination at some current and former sites caused by its operations or those of businesses it acquired. While the Company is not aware that any material outstanding claims or obligations exist with regard to these sites, the discovery of additional contamination at these or other sites could result in significant cleanup costs that could have a material adverse effect on the Company's financial conditions and results of operations.

In connection with any acquisition made by the Company, the Company could, under some circumstances, be held financially liable for or suffer other adverse effects due to environmental violations or contamination caused by prior owners of businesses the Company has acquired. In addition, under some of the agreements through which the Company has sold businesses or assets, the Company has retained responsibility for certain contingent environmental liabilities arising from pre-closing operations. These liabilities may not arise, if at all, until years later and could require the Company to incur significant additional expenses.

Item 1A. RISK FACTORS

In addition to the other information in this Annual Report on Form 10-K and the Company's other filings with the SEC, the following risk factors should be carefully considered in evaluating the Company and its business before investing in the Company's common stock. The risks and uncertainties described below are not the only ones facing the Company. Additional risks and uncertainties, not presently known to the Company or otherwise, may also impair the Company's business. Although the risks are organized by headings, and each risk is discussed separately, many are interrelated. If any of the risks actually occur, the Company's business, financial condition, results of operations or stock price could be materially and adversely affected.

Risks Related to Our Business and Operations

The Company is subject to risks relating to its global operations.

The Company is a U.S.-based multinational corporation that has global operations. Operating globally subjects the Company to a number of operational risks relating to changes in government regulations and policies in a large number of jurisdictions around the world, including those related to tariffs and trade barriers, investments, property ownership rights, taxation, and exchange controls. Increasing emphasis and changing expectations with respect to environmental, social and governance matters may impose additional costs on the Company or expose the Company to new or additional risks. In addition, changes in the relative values of currencies occur from time to time and could affect the Company's operating results.

Part of the strategy to expand worldwide market share is strengthening the Company's non-U.S. distribution network. This strategy also includes decreasing costs by sourcing basic components in lower-cost countries and could include more reliance on regional manufacturing facilities. Implementation of this strategy may increase the risks and potential impacts to global operations and there can be no assurance that such risks will not have an adverse effect on the Company's revenues, profitability or market share.

Economic and political conditions in the U.S. and abroad may lead to significant changes in tax rules and regulations, including tariffs and changing trade policies. For example, proposals to reform non-U.S. tax laws or other regulations could significantly impact how multinational corporations do business. The Company's effective income tax rate could be volatile and materially change as a result of changes in tax laws, geographic mix of earnings and other factors. Although the Company cannot predict the final form or impact of any regulation or other proposal, if adopted at all, such regulations and proposals could, if enacted, have a material adverse impact on the Company's profitability.

Furthermore, international trade may also be disrupted by geopolitical conflict and hostilities in the regions or involving the countries in which the Company operates. This could aggravate each of the foregoing risks, as well as disrupt our ability to operate in affected areas, including collecting on commercial receivables.

The Company relies on the timely and free flow of goods through open and operational international shipping lanes and ports from suppliers and manufacturing locations. Disruptions of shipping lanes from geopolitical tensions, labor disputes, changes in trade policies or sea piracy, or at ports, common carriers, or suppliers could create significant risks, particularly if these disputes result in work slowdowns, lockouts, strikes, or other disruptions during periods of significant importing or manufacturing. These factors could potentially result in delayed or cancelled orders by customers, unanticipated inventory accumulation or shortages, shipping delays, and harm to the business, results of operations, and financial condition.

In addition, operating globally subjects the Company to risks related to the health and welfare of its employees and the employees of suppliers, as well as the workplaces where the Company's products or critical components from suppliers are manufactured. Conditions resulting from natural disasters or global health epidemics or pandemics may prevent or delay the Company's ability to obtain critical components or manufacture and sell the Company's products. These disruptions could materially affect the Company's liquidity, operations and revenues and profitability could be significantly reduced.

Changes in international trade laws and regulations or tariffs could materially reduce the Company's profitability and have a materially adverse impact on the Company's business strategy and operations.

Free trade laws and regulations provide certain beneficial duties and tariffs for qualifying imports and exports, subject to compliance with the applicable classification and other requirements. Changes in or uncertainty surrounding laws or policies governing the terms of international trade, and in particular increased trade restrictions, tariffs or taxes on imports from countries where the Company manufactures products have had a material adverse impact on the Company's business and financial results.

In 2025, the United States announced or implemented substantial new tariffs on many countries, materials and industries. Other countries have imposed and may continue to impose retaliatory tariffs and other trade restrictions impacting a broad range of raw materials and goods. In particular, tariffs and other trade restrictions between the U.S., Brazil, China, Europe and India have escalated dramatically and may continue to escalate. There exists substantial uncertainty as to whether any, or all, tariffs and trade restrictions will be fully implemented, sustained or modified. In February 2026, the U.S. Supreme Court ("the Court") issued a ruling holding that tariffs imposed under the International Emergency Economic Powers Act ("IEEPA") are not legally authorized. The Court only ruled on IEEPA tariffs and did not invalidate any other tariffs, nor did the Court address whether or how the U.S. government might issue refunds of IEEPA tariffs. If the U.S. government is ultimately required to issue refunds, the process likely will take many months or years. Although the ruling has been issued, its implications for trade policy and related administrative actions remain uncertain. A number of tariff-related matters continue to be challenged that could impact the continued utilization of certain tariffs and the manner in which tariff costs or potential recoveries are calculated. Adverse rulings, or the replacement or implementation of new tariffs or trade restrictions, may have a material adverse effect on market demand, revenue, profitability and liquidity.

There can be no assurances that these tariffs will not be implemented or increased in the future or that further subsequent tariffs will not be announced. The degree to which these tariffs, any future tariffs, or changes in U.S. and foreign trade policies affect the Company's operating results will be influenced by the specific details of the changes in trade policies, their timing and duration, and the Company's effectiveness in deploying tools and strategies to address these issues. Any actions the Company takes to adapt to new tariffs or other trade restrictions may cause the Company to modify operations and business strategy. Although such actions would be designed to mitigate the impact of tariffs and other trade restrictions, there can be no assurance that such actions will be successful and any such action could be time-consuming and expensive, impact pricing of the Company's products, which could impact sales and profitability, or cause the Company to forgo business opportunities.

The continuation, increase or expansion of international tariffs and other trade restrictions, as well as continued or increased geopolitical tensions, volatility and uncertainty with respect to trade and other policies both directly and through their impacts on business and customer sentiment and spending, currency exchange and interest rates, inflation, and economic conditions globally, could have a material adverse impact on our revenue, operations, financial position, including cash flows, cost structure, competitiveness, supply chain logistics, product demand and pricing, and profitability, and may increase the likelihood, or amplify the impacts, of other risks.

If the global capital goods market declines, the cost saving efforts the Company has implemented may not be sufficient to achieve the benefits expected.

If the global economy or the capital goods market declines, the Company's revenues and profitability could decline. If revenues are lower than expected, the programs the Company has implemented may not achieve the benefits expected. Furthermore, the Company may be forced to take additional cost saving steps that could result in additional charges that materially adversely affect the ability to compete or implement the Company's current business strategies.

Failure to compete effectively within the Company's industry could result in a significant decrease in revenues and profitability.

The Company experiences intense competition in the sale of lift trucks and parts. Competition in the lift truck industry is based primarily on strength and quality of dealers, brand loyalty, customer service, new lift truck availability and sales prices, availability of parts and their prices, comprehensive product line offerings, product performance, quality and innovation, including lift truck features, and the cost of ownership over the life of the lift truck. The Company competes with several global manufacturers that operate in all major markets. These manufacturers may have lower manufacturing costs, offer differentiated products at competitive prices, provide better performance, respond more quickly to changing trade policies and have greater financial resources than the Company, which may enable them to commit larger amounts of capital or respond more effectively to changing market conditions. If the Company fails to compete effectively, revenues and profitability could be significantly reduced.

The cost of raw materials used by the Company's products has fluctuated and may continue to fluctuate, which could materially reduce the Company's profitability.

The Company has experienced and may continue to experience significant increases in materials costs, primarily as a result of inflationary pressures, tariffs, increased demand and limited supply. The Company's operating results were unfavorably affected by tariffs implemented in 2025 which led to the Company incurring approximately $100 million of various tariff-related costs on inventory purchases. The Company manufactures products that include raw materials that consist of steel, rubber, copper, lead, castings and counterweights. The Company also purchases parts provided by suppliers that are manufactured from castings and steel or contain lead. The cost of these parts is affected by the same economic conditions that impact the cost of the parts the Company manufactures. The cost to manufacture lift trucks and related service parts has been and may continue to be affected by fluctuations in prices for these raw materials. If costs of these raw materials increase, the Company's profitability could be materially reduced.

The Company depends on a limited number of suppliers for specific critical components.

The Company depends on a limited number of suppliers for some of its critical components, including diesel, gasoline and fuel cell engines and cast-iron counterweights used in some lift trucks. Some of these critical components are imported and subject to regulation, primarily with respect to customary inspection of such products by the U.S. Customs and Border Protection under the auspices of the U.S. Department of Homeland Security. Although most components are available from numerous sources or in quantities sufficient to meet requirements, the Company has experienced significant shortages of key components for certain products within the last several years and during the COVID-19 pandemic, which has negatively affected and may in the future negatively affect production levels. The results of operations and liquidity position have been and could be adversely affected if the Company is unable to obtain these critical components, or if the costs of these critical components were to continue to increase, due to inflation, regulatory compliance or otherwise, and the Company is unable to pass the cost increases on to its customers.

Furthermore, disruptions associated with suppliers have impacted and may continue to impact the Company's liquidity position. As a result of supply disruptions, the Company may not be able to generate sufficient cash from operations which, among other things, could negatively impact the Company's debt levels and ability to access its credit facilities, or require the Company to seek additional financing sources, which may not be available on favorable terms or at all. If the Company suffers a liquidity shortage, the Company may be forced to reduce production levels, reduce planned capital investments, reduce workforce, decrease or suspend planned dividends or share purchases, or adopt other measures.

The Company's products and services may be affected from time to time by design and manufacturing defects or new technologies that could materially adversely affect the Company's business and result in harm to the Company's reputation.

The Company offers complex hardware and software products and services that can be affected by design and manufacturing defects. Sophisticated operating system software and applications, such as those offered by the Company, often have issues that can unexpectedly interfere with the intended operation of hardware or software products and services. Defects can also exist in components and products the Company purchases from third parties. Component defects could make the Company's products unsafe and create a risk of property damage and personal injury. In addition, the Company's service offerings can have quality issues and from time to time experience outages, service slowdowns or errors. As a result, from time to time the Company's services have not performed as anticipated and may not meet customer expectations. The introduction of new and complex technologies, such as artificial intelligence features, can also create challenges and compliance and safety risks. There can be no assurance the Company will be able to detect and fix all issues and defects in the hardware, software and services it offers. In addition, the Company can be exposed to product liability claims, recalls, product replacements or modifications, write-offs of inventory, property, plant and equipment or intangible assets, and significant warranty and other expenses, including litigation costs and regulatory fines. Quality problems can adversely affect the experience for users of the Company's products and services, and result in harm to the Company's reputation, loss of competitive advantage, poor market acceptance, reduced demand for products and services, delay in product innovations and lost sales.

If the Company's strategic initiatives, including the introduction of new products and technology solutions, do not prove effective, revenues, profitability and market share could be significantly reduced.

Changes in the timing of implementation of the Company's current strategic initiatives may result in a delay in the expected recognition of future costs and realization of future benefits. In addition, if future industry demand levels are lower than expected or customers' demands change, the Company may not be successful in implementing its strategic initiatives. If the Company is unable to successfully implement these strategic initiatives, revenues, profitability, growth prospects and market share could be significantly reduced.

The Company may not be able to commercialize new products on economically efficient terms or in response to changing market demand. Unforeseen difficulties, such as delays in development due to design defects or changes in specifications and insufficient research and development resources, cost overruns or availability of key components, may hinder the Company's ability to generate revenues to third-parties on an economically favorable basis or at all.

The lift truck business is cyclical. Any downturn in the general economy could result in significant decreases in the Company's revenue and profitability and an inability to sustain or grow the business.

The Company's lift truck business historically has been cyclical. Fluctuations in the rate of orders for lift trucks, attachments and emerging technology reflect the capital investment decisions of the Company's customers, which depend to a certain extent on the general level of economic activity in the various industries the customers serve. During economic downturns, customers tend to delay new lift truck and parts purchases or may cancel or postpone orders. Consequently, the Company has experienced, and in the future may continue to experience, significant fluctuations in revenues and net income. If there is a downturn in the general economy, or in the industries served by lift truck customers, the Company's revenue and profitability could decrease significantly, and the Company may not be able to sustain or grow the business.

The Company relies primarily on its network of independent dealers to sell lift trucks and parts and the Company has no direct control over sales by those dealers to customers. Ineffective or poor performance by these independent dealers or loss of a dealer from the Company's network could result in a significant decrease in revenues and profitability and the inability to sustain or grow the business.

The Company relies primarily on independent dealers for sales of lift trucks and parts. Sales of the Company's products are therefore not subject to the Company's direct control and may depend on the quality and effectiveness of the dealers, including their service repair capabilities. As a result, ineffective or poorly performing dealers could result in a significant decrease in revenues and profitability and the Company may not be able to sustain or grow its business.

The pricing and costs of the Company's products have been and may continue to be impacted by currency fluctuations, which could materially increase costs, and result in material currency exchange losses and reduce operating margins.

Because the Company conducts transactions in various currencies, including U.S. dollars, euros, Japanese yen, Chinese renminbi, Mexican pesos, British pounds, Swedish kroner, Brazilian reais and Australian dollars, lift truck pricing is subject to the effects of fluctuations in the value of these currencies and fluctuations in the related currency exchange rates. As a result, the Company's sales have historically been affected by, and may continue to be affected by, these fluctuations. In addition, exchange rate movements between currencies in which the Company purchases materials and components and manufactures certain products and the currencies in which the Company sells those products have been affected by and may continue to result in exchange losses that could materially reduce operating margins. Furthermore, the Company's hedging contracts may not fully offset risks from changes in currency exchange rates.

The integration and use of artificial intelligence and similar technology in our business may impact the Company's business, products, reputation and results of operation.

The use of artificial intelligence, combined with an evolving regulatory environment, may result in reputation harm, liability, or other adverse consequences to our business operations. The Company intends to expand the use of automation and machine learning in our products, including customer-facing features. While the Company believes the use of these emerging technologies can present significant customer benefits, they also create risks and challenges. Data sourcing, technology, integration and process issues, bias in decision-making algorithms, concerns over intellectual property, reputational implications, system security concerns, damage from product-feature failures or the protection of privacy could impair the adoption and acceptance of autonomous machine solutions. Additionally, if the Company is unable to match or surpass advances of artificial intelligence that our competitors implement for their products or for internal operations, our competitive position could be impacted.

Our vendors and third-party partners may incorporate artificial intelligence tools into their offerings with or without disclosing this use to us. The providers of these artificial intelligence tools may not meet existing or evolving regulatory or industry standards concerning privacy and data protection, which may result in a loss of intellectual property or confidential information and/or cause harm to our reputation and the public perception of the effectiveness of our security measures. Further, bad actors around the world use increasingly sophisticated methods, including the use of artificial intelligence, to engage in cyberattacks or illegal activities involving the theft and misuse of personal information, confidential information and intellectual property, and the effect of these attacks could have a significant adverse impact upon the Company.

In addition, the Company's workforce may use artificial intelligence tools such as third-party generative artificial intelligence platforms that could result in confidential information being leaked or disclosed to others. If the data used in our business operations to train the solution or the content, analyses, or recommendations that the machine learning and intelligence applications assist in producing is deemed to be inaccurate, incomplete, or ineffective, the Company's brand, reputation and results of operations may be materially impacted.

Risks Related to Cybersecurity

The Company may be unable to protect its information systems against service interruptions, data corruption, cybersecurity incidents or network breaches, which have in the past and could in the future disrupt business strategy and operations and could materially adversely affect the Company's results of operations, financial condition or reputation.

The Company relies on information technology networks and systems, some of which are managed by third parties, in connection with various business activities. These activities include processing, transmitting and storing electronic information, and managing or supporting a variety of business processes and activities, including supply chain, manufacturing, distributing, invoicing and collection. The Company uses information systems to record, process and report financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting and legal and tax requirements.

The Company's information systems, or those of our third-party business partners, have been and may in the future be susceptible to damage, disruptions or shutdowns due to failures during the process of upgrading or replacing software, databases or components; power outages; hardware failures; user error; insider threats; or cybersecurity threats and cybersecurity incidents, including, but not limited to, ransomware, malware, fraud, phishing or other social engineering attempts and denial of service attacks, which are increasing in frequency and sophistication. In addition, security breaches, whether in the Company's systems or those of third-party business partners, could result in unauthorized access to and disclosure of confidential, personal or sensitive information and loss of intellectual property and pose a risk to the security, confidentiality, availability and integrity of the Company's data, as well as the data of the Company's suppliers, customers and employees. While the Company is committed to adhering to evolving regulatory cybersecurity requirements, various procedures and controls have been and are being utilized to mitigate such risks, there can be no guarantee that the actions and controls the Company implements, or which the Company has caused or will cause third-party business partners to implement, will be sufficient to protect and mitigate associated risks to the Company's information systems, information or other property. Moreover, the Company may not be aware of all vulnerabilities associated with its information systems.

The Company has experienced cybersecurity threats, cybersecurity incidents and vulnerabilities in the Company's information systems and those of the Company's third-party business partners. As of the date of this filing, the Company has not identified any risks from cybersecurity threats, including as a result of previous cybersecurity incidents, that have had or are reasonably likely to have, a material impact on the Company's business strategy, results of operations or financial condition. In addition, the amount of insurance coverage the Company maintains may be inadequate or difficult to obtain in order to cover claims or liabilities relating to a cybersecurity incident. If, in the future, the Company's or a third party's information systems suffer severe damage, disruption, breach, or shutdown, and business continuity plans do not effectively resolve the issues in a timely manner, then the Company could be subject to litigation including individual claims or consumer class actions, commercial litigation, administrative, civil or criminal investigations or actions, regulatory intervention, government enforcement actions, penalties, sanctions or fines, disruption to operations and product systems, communication delays, unauthorized release of confidential or otherwise protected information, corruption or alteration of data, payment of ransom, or investigation and remediation costs, which could result in a negative impact on the Company's business strategy, results of operations, financial condition or reputation. Reports of unauthorized access to the Company's products, systems and data, regardless of their veracity, may result in the perception that the products, systems or data are capable of being hacked, which could harm its brands, reputation, prospects, relationships with third parties and operating results. Further, the amount of insurance coverage the Company maintains may be inadequate to cover claims or liabilities relating to a cybersecurity incident.

Security breaches with respect to the Company's products could interfere with its business, dealers, and customers, exposing it to liability that would cause its business and reputation to suffer.

Some of the Company's products include cyberphysical components and systems typically used for telematics services, automated vehicles and remote system updates. While the Company has implemented security measures intended to prevent unauthorized access to these products, malicious actors have attempted, and may attempt in the future, to gain unauthorized access to such products including through such components and systems in order to gain control of the products, change the products' functionality, user interface, or performance characteristics, or gain access to data stored in or generated by the products. Any unauthorized access to or control of the products or systems or any loss of data could result in litigation including individual claims or consumer class actions, commercial litigation, administrative, civil or criminal investigations or actions, regulatory intervention, government enforcement actions, penalties, sanctions or fines, disruption to operations and product systems, innovation delays, unauthorized release of confidential or otherwise protected information, corruption or alteration of data, payment of ransom, or investigation and remediation costs, which could materially adversely affect the Company's business strategy, results of operations, financial condition, growth opportunities or reputation.

Risks Related to Legal and Regulatory Matters

The Company is subject to import and export controls, which could subject the Company to liability or impair the Company's ability to compete in international markets.

Due to the international scope of the Company's operations, the Company is subject to a complex system of import- and export-related laws and regulations, including U.S. export control and customs regulations and customs regulations of other countries. These regulations are complex and vary among the legal jurisdictions in which the Company operates. Obtaining the necessary authorizations, including any required license, for a particular transaction may be time-consuming, is not guaranteed, and may result in the delay or loss of sales opportunities. Furthermore, U.S. export control laws and economic sanctions laws prohibit certain transactions with U.S. embargoed or sanctioned countries, governments, persons and entities. Any alleged or actual failure to comply with such laws and regulations may subject the Company to government scrutiny, investigation, and civil and criminal penalties, and may limit the Company's ability to import or export products or to provide services outside the United States. Depending on severity, any of these penalties could have a material impact on the Company's business, financial condition and results of operations. There can be no assurance that laws and regulations will not be changed in ways which will require the Company to modify its business models and objectives or affect the Company's returns on investments by restricting existing activities and products, subjecting them to escalating costs or prohibiting them outright.

Actual liabilities relating to pending lawsuits may exceed the Company's expectations.

The Company is a defendant in pending lawsuits involving, among other things, product liability claims. The Company cannot be sure that it will succeed in defending these claims, that judgments will not be rendered against the Company with respect to any or all of these proceedings or that reserves set aside or insurance policies will be adequate to cover any such judgments. In addition, insurance coverage is increasingly expensive, contains more stringent terms, may be difficult to obtain in the future and may be inadequate to cover related claims and liabilities. The Company could incur a charge to earnings if reserves prove to be inadequate or the average cost per claim or the number of claims exceed estimates, which could have a material adverse effect on results of operations and liquidity for the period in which the charge is taken and any judgment or settlement amount is paid.

Actual liabilities relating to environmental matters may exceed the Company's expectations.

The Company's manufacturing operations are subject to laws and regulations relating to the protection of the environment, including those governing the management and disposal of hazardous substances. If the Company fails to comply with these laws or the Company's environmental permits, then the Company could incur substantial costs, including cleanup costs, fines and civil and criminal sanctions. In addition, future changes to environmental laws could require the Company to incur significant additional expenses or restrict operations.

The Company's products may also be subject to laws and regulations relating to the protection of the environment, including those governing vehicle exhausts. Regulatory agencies in the U.S. and other parts of the world have issued or proposed various regulations and directives designed to reduce emissions from spark-ignited engines and diesel engines used in off-road vehicles, such as industrial lift trucks. These regulations can require the Company and other lift truck manufacturers to incur costs to modify designs and manufacturing processes and to perform additional testing and reporting.

The Company is investigating or remediating historical contamination at some current and former sites caused by its operations or those of businesses it acquired. While the Company is not currently aware that any material outstanding claims or obligations exist with regard to these sites, the discovery of additional contamination at these or other sites could result in significant cleanup costs that could have a material adverse effect on the Company's financial condition and results of operations.

In connection with any acquisition the Company has made, it could, under some circumstances, be held financially liable for or suffer other adverse effects due to environmental violations or contamination caused by prior owners of businesses the

Company has acquired. In addition, under some of the agreements through which the Company has sold businesses or assets, it has retained responsibility for certain contingent environmental liabilities arising from pre-closing operations. These liabilities may not arise, if at all, until years later and could require the Company to incur significant additional expenses, which could materially adversely affect the results of operations and financial condition.

The Company may become subject to claims under non-U.S. laws and regulations, which may require expensive, time-consuming and distracting litigation.

Because the Company has employees, property and business operations outside of the U.S., it is subject to the laws and the court systems of many jurisdictions. The Company may become subject to claims outside the U.S. based in non-U.S. jurisdictions for violations of their laws with respect to the Company's non-U.S. operations. In addition, these laws may be changed or new laws may be enacted in the future, including, for example, with respect to environmental, climate change, health and safety, data privacy and cybersecurity matters. Non-U.S. litigation is often expensive, time consuming and distracting. As a result, any of these risks could significantly reduce profitability and the Company's ability to operate its businesses effectively.

Risks Related to Key Personnel and Ownership

The Company is dependent on key personnel, and the loss of these key personnel could significantly reduce profitability.

The Company is highly dependent on the skills, experience and services of key personnel, and the loss of key personnel could have a material adverse effect on its business, operating results and financial condition. In addition, the loss of key personnel could impact the Company's ability to maintain effective internal controls over financial reporting. Competition for, and availability of skilled personnel is challenging in the markets in which the Company competes, and employment and retention of qualified and skilled front-line personnel is important to the successful conduct of the Company's business. The Company's success depends upon its ability to recruit, hire, train and retain additional skilled and experienced management personnel. The Company's inability to hire and retain personnel with the requisite skills could impair its ability to manage and operate its business effectively and could significantly reduce profitability.

Certain members of the Company's extended founding family own a substantial amount of its Class A and Class B common stock and, if they were to act in concert, could control the outcome of director elections and other stockholder votes on significant corporate actions.

The Company has two classes of common stock: Class A common stock and Class B common stock. Holders of Class A common stock are entitled to cast one vote per share and, as of December 31, 2025, accounted for approximately 29 percent of the voting power of the Company. Holders of Class B common stock are entitled to cast ten votes per share and, as of December 31, 2025, accounted for the remaining voting power of the Company. As of December 31, 2025, certain members of the Company's extended founding family held approximately 29 percent of the Company's outstanding Class A common stock and approximately 96 percent of the Company's outstanding Class B common stock. On the basis of this common stock ownership, certain members of the Company's extended founding family could have exercised 76 percent of the Company's total voting power. Although there is no voting agreement among such extended family members, in writing or otherwise, if they were to act in concert, they could control the outcome of director elections and other stockholder votes on significant corporate actions, such as certain amendments to the Company's certificate of incorporation and sale of the Company or substantially all of its assets. Because certain members of the Company's extended founding family could prevent other stockholders from exercising significant influence over significant corporate actions, the Company may be a less attractive takeover target, which could adversely affect the market price of its common stock.

The Company's stock repurchase program could affect the price of its Class A common stock and increase volatility and may not enhance long-term shareholder value.

The Company's Board of Directors has authorized a stock repurchase program. The timing and amount of any repurchases under the stock repurchase program are determined at the discretion of the Company's management based on a number of factors. The stock repurchase program does not require the Company to acquire any specific number of shares and may be modified, suspended, extended or terminated by the Company at any time without prior notice and will expire no later than November 2027. The Company may repurchase shares in the open market, through privately negotiated transactions or otherwise.

Repurchases under the stock repurchase program could affect the price of the Company's Class A common stock. The existence of a stock repurchase program could cause the price of the Company's Class A common stock to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for the Company's Class A common stock. There can be no assurance that any stock repurchases will enhance shareholder value because the market price of the Company's Class A common stock may decline below the levels at which the Company repurchased the shares. Although the stock repurchase program is intended to enhance long-term shareholder value, there is no assurance that it will do so and short-term price fluctuations in the Class A common stock could reduce the program's effectiveness. Furthermore, the stock repurchase program does not obligate the Company to repurchase any dollar amount or number of shares of the Company's Class A common stock, and it may be suspended or discontinued at any time, and any suspension or discontinuation could cause the market price of the Company's Class A common stock to decline.

Risks Related to Financing

The Company is subject to recourse or repurchase obligations with respect to the financing arrangements of some of its customers.

Through arrangements with Wells Fargo and others, dealers and other customers are provided financing for new lift trucks in the U.S. and in major countries of the world outside of the United States. Through these arrangements, the Company's dealers and certain customers are extended credit for the purchase of lift trucks to be placed in the dealer's floor plan inventory or the financing of lift trucks that are sold or leased to customers. For some of these arrangements, the Company provides recourse or repurchase obligations such that it would become obligated in the event of default by the dealer or customer. Total amounts subject to these types of obligations were $134.5 million and $219.2 million at December 31, 2025 and 2024, respectively. Generally, the Company maintains a perfected security interest in the related assets financed such that, in the event the Company becomes obligated under the terms of the recourse or repurchase obligations, it may take title to the assets financed. The Company cannot be certain, however, that the security interest will equal or exceed the amount of the recourse or repurchase obligations. In addition, the Company cannot be certain that losses under the terms of the recourse or repurchase obligations will not exceed the reserves that have been set aside in the consolidated financial statements. The Company could incur a charge to earnings if reserves prove to be inadequate, which could have a material adverse effect on results of operations and liquidity for the period in which the charge is taken.

The Company may be unable to fund its operations at competitive rates, on commercially reasonable terms or in sufficient amounts.

The Company has incurred significant debt obligations that could adversely affect its business and financial condition, including the ability to fully implement its strategy. As of December 31, 2025, the Company has a $300 million secured, floating-rate revolving credit facility, expiring in June 2030, and a $225 million term loan, maturing in May 2028, each of which has various restrictive covenants. As the Company continues to pursue its business strategies, it expects to incur additional indebtedness and refinance existing debt at a variety of interest rates, maturities, and terms. The lift truck industry is a cyclical business and the Company's revenue, cash flows, and outlook often fluctuate in accordance with this cycle, as well as prevailing macroeconomic conditions, the Company's business strategy, and other risks described in these risk factors. These fluctuations, together with the Company's debt level and related debt service obligations, could have the effect of, among other things, reducing the Company's flexibility to respond to changing business and economic conditions and increasing the risk of a future downgrade in the Company's credit ratings that can potentially impact the value of the Company's outstanding debt and increase its borrowing costs. The Company may also be required to raise additional financing for working capital, capital expenditures, debt service obligations, debt refinancing, future acquisitions, or other general corporate purposes, which will depend on, among other factors, the Company's financial position and performance, as well as prevailing market conditions and other factors beyond the Company's control. Consequently, the Company may not be able to obtain additional financing or refinancing on terms acceptable to it, or at all, which could adversely impact the Company's ability to finance its business strategy and service and repay outstanding indebtedness as it becomes due, all of which could adversely impact the Company's business, financial condition, and the cost of borrowing.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 1C. CYBERSECURITY

The Company's cybersecurity risk management processes are a component of the Company's overall risk management program. The Company's Board of Directors, directly and through its committees, is responsible for overseeing cybersecurity risks that affect the Company. As such, the Board has delegated oversight of risks related to cybersecurity to the Audit Review Committee of the Board of Directors (the "ARC"). The ARC is charged with reviewing the Company's cybersecurity risks, controls and procedures. The ARC reviews the Company's plans to mitigate cybersecurity risks and the Company's ability to respond to and remediate cybersecurity incidents. The ARC is informed of such risks through regular reviews with management regarding any specific cybersecurity issues that could affect the adequacy of internal controls over financial reporting.

The Company's Office of the Chief Information Security Officer ("Office of the CISO"), which is responsible for the daily direction and management of cybersecurity risk activities, led by the Company's Chief Information Security Officer ("CISO"), and also consists of the Company's Vice President and Chief Information and Digital Officer and other information technology and cybersecurity specialists. The Office of the CISO uses various data protection frameworks and conducts vulnerability assessments, cybersecurity monitoring and recovery software, employee, supplier and dealer training programs and monitoring of incidents and threats. Members of the Office of the CISO also engage with the Company's internal audit department to review cybersecurity threats focusing on operational applications and databases through the course of their activities. The Chief Information Security Officer has over 35 years of extensive experience in information technology including roles in cybersecurity, privacy, software engineering, systems engineering, infrastructure and data center management, and is a Certified Information Security Manager. The CISO reports to the Vice President and Chief Information and Digital Officer. The Vice President and Chief Information and Digital Officer, who reports to the Company's Chief Executive Officer, has approximately 35 years of information technology experience, including roles or oversight of cybersecurity, software design and implementation, and related technology domains.

The Company's CISO chairs the Company's Cybersecurity Committee (the "CSC"), which oversees and advises on various cybersecurity risk management processes and strategies and directs activities to identify, detect, assess and manage risks from cybersecurity threats, protect the Company's assets and to respond and recover from cybersecurity incidents. The CSC is responsible for coordination with the Company's internal audit, risk management and/or crisis management teams to review and respond to cybersecurity threats. The CSC also advises on the implementation and performance of the National Institute of Standards and Technology Cybersecurity Framework. The CSC includes members of senior management from operations, finance and legal. The CSC is expected to meet quarterly. On behalf of the CSC, the Office of the CISO review and reports on the Company's cybersecurity activities to the ARC on a quarterly basis and to the full Board of Directors on at least an annual basis.

In addition, the Company engages third parties to assist in assessing, enhancing, implementing and monitoring the Company's cybersecurity risk-management programs. The Company maintains processes to oversee and identify risks from cybersecurity threats associated with its use of third-party service providers.

The Company has experienced cybersecurity threats, cybersecurity incidents and vulnerabilities in its information systems and those of third-party business partners. As of the date of this filing, the Company has not identified any risks from cybersecurity threats, including as a result of previous cybersecurity incidents, that have had or are reasonably likely to have a material impact on the Company's business strategy, results of operations or financial condition. If, in the future, the Company's or a third party's information systems suffer severe damage, disruption, breach, or shutdown, and business continuity plans do not effectively resolve the issues in a timely manner, then the Company could be subject to litigation including individual claims or consumer class actions, commercial litigation, administrative, civil or criminal investigations or actions, regulatory intervention, government enforcement actions, penalties, sanctions or fines, disruption to operations and product systems, unauthorized release of confidential or otherwise protected information, corruption or alteration of data, payment of ransom, or investigation and remediation costs, which could result in a negative impact on the Company's business strategy, results of operations, financial condition or reputation. See "Risks Related to Cybersecurity" in Part I, Item 1A. Risk Factors, in this Annual Report on Form 10-K.

Item 2. PROPERTIES

The following table presents the principal assembly, manufacturing, distribution and office facilities that the Company owns or leases:

Segment	Facility Location	Owned/ Leased	Function(s)
Lift Truck			
Americas	Avon, Indiana	Leased	Americas future Customer and Parts Solution Center
	Berea, Kentucky	Owned	Assembly of lift trucks and manufacture of component parts
	Charlotte, North Carolina	Leased	Customer experience and training center
	Cleveland, Ohio	Leased	Global headquarters
	Danville, Illinois	Owned	Americas current parts distribution center
	Fairview, Oregon	Owned	Counterbalanced development center for design and testing of lift trucks, prototype equipment and component parts
	Greenville, North Carolina	Owned	Divisional headquarters and marketing and sales operations for Hyster® and Yale® in the Americas; Americas warehouse development center; assembly of lift trucks and manufacture of component parts
	Greenville, North Carolina	Leased	Research and development facility for emerging technology
	Itu, Brazil	Owned	Assembly and manufacture of lift trucks and parts distribution center
	Ramos Arizpe, Mexico	Owned	Assembly of lift trucks and manufacture of component parts
	Billerica, Massachusetts	Leased	Research and development facility for emerging technology
EMEA	Craigavon, Northern Ireland	Owned	Manufacture of lift trucks and component parts
	Frimley, Surrey, UK	Leased	Divisional headquarters and marketing and sales operations for Hyster® and Yale® in EMEA
	Irvine, Scotland	Leased	European administrative center
	Masate, Italy	Leased	Assembly of lift trucks; European warehouse development center
	Nijmegen, the Netherlands	Owned	Big trucks development center; manufacture and assembly of big trucks and component parts; European parts distribution center
JAPIC	Fuyang, China	Owned	Manufacture and assembly of lift trucks
	Pune, India	Leased	Engineering, supply chain and marketing and administrative services
	Shanghai, China	Owned	Sale of parts and marketing operations of China
	Singapore	Leased	Divisional headquarters
Bolzoni	Helsinki, Finland	Leased	Manufacture and distribution of Bolzoni products
	Hebei, China	Owned	Manufacture and distribution of Bolzoni products
	Piacenza, Italy	Owned	Bolzoni headquarters; manufacture and distribution of Bolzoni products
	Salzgitter, Germany	Owned	Manufacture and distribution of Bolzoni products
	Sorocaba, Brazil	Leased	Manufacture and distribution of Bolzoni products
	Sulligent, Alabama	Owned	Manufacture of Bolzoni products and manufacture of component parts for lift trucks
	Wuxi, China	Owned	Manufacture and distribution of Bolzoni products

SN's operations are supported by three facilities. SN's headquarters are located in Obu, Japan at a facility owned by SN. The Obu facility also has assembly and distribution capabilities for lift trucks and parts. In Cavite, the Philippines and Hanoi, Vietnam, SN owns facilities for the manufacture of components for SN and the Company's products.

Item 3. LEGAL PROCEEDINGS

The Company is, and will likely continue to be, involved in a number of legal proceedings which the Company believes generally arise in the ordinary course of the business, given its size, history and the nature of its business and products. The Company does not believe that any of these legal proceeding will have a material effect on its financial condition or results of operations.

Item 4. MINE SAFETY DISCLOSURES

None.

Item 4A. INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The following tables set forth the name, age, current position and principal occupation and employment during the past five years of the Company's executive officers.

Name	Age	Current Position	Other Positions
Alfred M. Rankin, Jr.	84	Executive Chairman of the Board of Directors of Hyster-Yale (from May 2023).	Chairman and Chief Executive Officer of Hyster-Yale (from February 2021 to May 2023), Chairman of HYMH (from prior to 2021 to May 2023), Chairman, President and Chief Executive Officer of Hyster-Yale (from prior to 2021 to February 2021).
Rajiv K. Prasad	62	President and Chief Executive Officer of Hyster-Yale (from May 2023).	President and Chief Executive Office of HYMH (from prior to 2021 to January 2025), President of Hyster-Yale (from February 2021 to May 2023).
Anthony J. Salgado	55	President and Chief Executive Officer of HYMH (from January 2025).	Chief Operating Officer of HYMH (from prior to 2021 to January 2025).
Dena R. McKee	53	Vice President, Controller and Chief Accounting Officer of Hyster-Yale (from February 2024).	Senior Consultant of Resources Connection LLC (from October 2023 to February 2024), Senior Director, Corporate Controller of Resideo Technologies, Inc, (from September 2022 to May 2023), Senior Vice President and Corporate Controller of Cornerstone Building Brands (from prior to 2021 to September 2022).
Stewart D. Murdoch	55	Senior Vice President, Managing Director, Europe, Middle East and Africa of HYMH (from prior to 2021).	
Charles F. Pascarelli	66	Senior Vice President, President, Americas of HYMH (from prior to 2021).	
Jon C. Taylor	61	Chief Financial Officer of HYMH (from February 2022).	VP Finance of HYMH (from prior to 2021 to January 2022).
Suzanne S. Taylor	63	Senior Vice President, General Counsel and Secretary of Hyster-Yale (from prior to 2021), Senior Vice President, General Counsel and Secretary of HYMH (from prior to 2021).	
Matheus de C. Thaumaturgo	50	President, APIC of HYMH (from July 2024).	Managing Director for HYMH in Brazil (from prior to 2021 to June 2024).

The information under this Item is furnished pursuant to Instruction 3 to Item 401(b) of Regulation S-K. There exists no arrangement or understanding between any executive officer and any other person pursuant to which such executive officer was elected. Each executive officer serves until his or her successor is elected and qualified.

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's Class A common stock is traded on the New York Stock Exchange under the ticker symbol "HY." There is no established public trading market for the Company's Class B common stock, and no alternative trading or quotation system for the Company's Class B common stock has been or is expected to be established. The Class B common stock is convertible into Class A common stock on a one-for-one basis.

At December 31, 2025, there were approximately 785 Class A common stockholders of record and 814 Class B common stockholders of record.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share [1]	(c) Total Number of Shares Purchased as Part of the Publicly Announced Program	(d) Maximum Number of Shares (or Approximate Dollar Value) that May Yet Be Purchased Under the Program [2]
Month #1 (October 1, 2025 - October 31, 2025)	—	$ —	—	$ 44,239,122
Month #2 (November 1, 2025 - November 30, 2025)	—	$ —	—	$ 44,239,122
Month #3 (December 1, 2025 - December 31, 2025)	—	$ —	—	$ 44,239,122
Total	—	$ —	—	$ 44,239,122

[1] Average Price Paid per Share excludes commissions.

[2] On November 18, 2024, the Company's Board of Directors announced the approval of a stock repurchase program, pursuant to which the Company may repurchase up to $50 million or 1.5 million shares, whichever comes first, of the Company's Class A common stock. The stock repurchase program may be modified, suspended, extended or terminated by the Company at any time without prior notice and will expire no later than November 2027.

Item 6. [RESERVED]

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
HYSTER-YALE, INC. AND SUBSIDIARIES
(Dollars in Millions, Except Per Share Data)

OVERVIEW

Hyster-Yale, Inc. ("Hyster-Yale" or the "Company") and its subsidiaries, including its operating companies, Hyster-Yale Materials Handling, Inc. ("HYMH") and Bolzoni S.p.A. ("Bolzoni"), is a globally integrated company offering a full line of high-quality, application-tailored lift trucks and solutions aimed at meeting the specific materials handling needs of its customers. The Company's solutions include attachments, parts, fleet management services, technology and energy solutions.

Through HYMH, the Company designs, engineers, manufactures, sells and services a comprehensive line of lift trucks, attachments, parts, fleet management services, technology and energy solutions marketed globally, primarily under the Hyster®, Yale® and Nuvera® brand names, mainly to independent Hyster® and Yale® retail dealerships. The materials handling business historically has been cyclical because the order rate for lift trucks fluctuates depending on the economic activity level in the various industries and countries its customers serve. Lift trucks and component parts are manufactured and assembled in the United States ("U.S."), Northern Ireland, China, the Netherlands, Mexico, the Philippines, Brazil, Japan, Italy and Vietnam.

The Company owns a 90% majority interest in Hyster-Yale Maximal Forklift (Zhejiang) Co., Ltd. ("Hyster-Yale Maximal"), a manufacturer of low-intensity and standard lift trucks and specialized material handling equipment. Hyster-Yale Maximal also designs and produces specialized products in the port equipment and rough terrain forklift markets.

Bolzoni manufactures precision-engineered lift truck attachments, forks, masts and lift tables designed for handling delicate and specialized loads. These solutions are marketed under the Bolzoni®, Auramo® and Meyer® brand names and the Silver Line product portfolio. Bolzoni also produces components for lift truck manufacturers. Bolzoni products are manufactured in Italy, the U.S., China, Germany, Finland and Brazil. Through the design, production and distribution of a wide range of attachments, Bolzoni has a strong presence in the lift-truck attachments market and industrial material handling.

During 2025, the Company announced a strategic business realignment of Nuvera Fuel Cells, LLC ("Nuvera") designed both to increase near-term profits and to create an integrated energy solutions program in the Americas segment, which is part of the HYMH business. Nuvera was merged into HYMH in the second quarter of 2025. As a result, the Company revised its operating segments to reflect changes in the way the chief operating decision maker ("CODM") manages and evaluates the business. These changes did not impact the Company's Consolidated Financial Statements, but did impact its reportable segments. The historical and current results of the former Nuvera segment are now presented within the Americas operating segment. Refer to Note 4, *Business Segments*, to the Consolidated Financial Statements for additional information on the Company's reportable segments. Comparative prior period amounts have been recast to reflect the segment change.

Competition in the lift truck industry is based primarily on strength and quality of dealers, brand loyalty, customer service, new lift truck sales prices, availability of products and parts, comprehensive product line offerings, product performance, quality and innovation, including features, and the cost of ownership over the life of the lift truck. The Company competes with several global lift truck manufacturers that operate in all major markets, as well as other niche companies. The lift truck industry also competes with alternative methods of materials handling, including conveyor systems and automated guided vehicle systems. The Company's parts offerings compete with parts manufactured by other lift truck manufacturers, as well as companies that focus solely on the sale of generic parts.

See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's 2024 Annual Report on Form 10-K for discussion of financial condition and results of operations for 2024 compared with 2023.

Critical Accounting Policies and Estimates

The discussion and analysis of financial condition and results of operations are based upon the Company's Consolidated Financial Statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires the use of estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities, if any. On an ongoing basis, the Company evaluates its estimates based on historical experience, actuarial valuations and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

The Company believes the following are critical accounting policies. Certain of these are critical accounting estimates as they require significant judgments and estimates used in the preparation of the Consolidated Financial Statements.

Deferred Income Taxes: Deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences that exist between the financial statement carrying value of assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards on a taxing jurisdiction basis. The Company measures deferred tax assets and liabilities using enacted tax rates that will apply in the years in which it expects the temporary differences to be recovered or paid. U.S. generally accepted accounting principles for income taxes requires a reduction of the carrying amounts of deferred tax assets by recording a valuation allowance if, based on the available evidence, it is more likely than not (defined as a likelihood of more than 50%) such assets will not be realized. The valuation of deferred tax assets requires judgment in assessing the likely future tax consequences of events that have been recognized in the Company's financial statements or tax returns and future profitability. The Company's accounting for deferred tax consequences represents its best estimate of those future events. Changes in the Company's estimates, due to unanticipated events or otherwise, could have a material effect on its financial condition and results of operations. In that regard, the Company continually evaluates its deferred tax assets to determine if a valuation allowance is required or no longer needed. When the company concludes it has sufficient evidence to warrant a change in judgement regarding the realizability of its deferred tax assets, the result may have a material impact to the reported income tax expense. At December 31, 2025, the Company had gross deferred tax assets of $187.7 million which were reduced by valuation allowances of $165.9 million and gross deferred tax liabilities of $23.2 million.

Goodwill: Goodwill is tested for impairment annually as of May 1, and is tested for impairment between annual tests if an event occurs or circumstances change that would indicate the carrying amount may be impaired. The Company completed the annual goodwill impairment testing as of May 1, 2025 at the reporting unit level for the related goodwill. The Company uses either a qualitative or quantitative analysis to determine whether fair value exceeds carrying value. An estimate of the fair value of the reporting unit is determined through a combination of comparable market values for similar businesses and discounted cash flows. These estimates can change significantly based on such factors as the reporting unit's financial performance, economic conditions, interest rates, growth rates, pricing, changes in business strategies and competition. Based on the annual testing, the fair value of each reporting unit was in excess of its carrying value and no impairment existed. As of December 31, 2025, Bolzoni had $52.9 million of goodwill. Based on the most recent interim impairment test, Bolzoni's fair value of equity exceeded the carrying value by approximately $67 million or 36%.

Factors which could result in future impairment charges include, but are not limited to, changes in worldwide economic conditions, changes in competitive conditions and customer preferences. These risk factors are discussed in Item 1A, "Risk Factors," of this Annual Report on Form 10-K. In addition, changes in the weighted average cost of capital could also impact impairment testing results. The Company will continue to monitor its reporting units and asset groups for any indicators of impairment.

Product liabilities: The Company is generally self-insured for product liability claims, although catastrophic insurance coverage is retained for potentially significant individual claims, and the Company also has insurance for certain historic claims. The Company provides for the estimated cost of personal and property damage relating to its products based on a review of historical experience and consideration of any known trends. Reserves are recorded for estimates of the costs for known claims and estimates of the costs of incidents that may have occurred but for which a claim has not yet been reported. While the Company engages in extensive product quality reviews and customer education programs, the product liability provision is affected by the number and magnitude of claims of alleged product-related injury and property damage and the cost to defend those claims. In addition, the estimates regarding the magnitude of claims are affected by changes in assumptions regarding medical costs, legal defense costs, inflation rates and trends in damages awarded by juries. Changes in the assumptions regarding any one of these factors could result in a change in the estimate of the magnitude of claims. A one percent increase in the estimate of the number of claims or the magnitude of claims would increase the product liability reserve and reduce operating profit by approximately $0.5 million. Although there can be no assurances, the Company is not aware of any circumstances that would be reasonably likely to materially change the estimates in the future.

Product warranties: The Company provides for the estimated cost of product warranties at the time revenues are recognized. While the Company engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of component suppliers, the warranty obligation is affected by product failure rates, labor costs and replacement component costs incurred in correcting a product failure. If actual product failure rates, labor costs or replacement component costs differ from the Company's estimates, which are based on historical failure rates and consideration of known trends, revisions to the estimate of the cost to correct product failures would be required. If the estimate of the cost to correct product failures were to increase by one percent over current estimated levels, the product warranties reserves would increase and reduce operating profit by approximately $0.6 million. The Company's past results of operations have not been materially affected by a change in the estimate of product warranties and although there can be no assurances, the Company is not aware of any circumstances that would be reasonably likely to materially change the estimates in the future.

FINANCIAL REVIEW

The segment and geographic results of operations for the Company were as follows for the years ended December 31:

	For the Years Ended December 31,				Favorable / (Unfavorable) $ Change 2025 vs. 2024		% Change 2025 vs. 2024
	2025		2024				
Revenues							
Americas	$	**2,815.9**	$	3,223.4	$	(407.5)	(12.6)%
EMEA		**569.9**		707.6		(137.7)	(19.5)%
JAPIC		**183.5**		183.7		(0.2)	(0.1)%
Lift truck business		**3,569.3**		4,114.7		(545.4)	(13.3)%
Bolzoni		**333.1**		379.1		(46.0)	(12.1)%
Eliminations		**(133.1)**		(185.6)		52.5	28.3 %
	$	**3,769.3**	$	4,308.2	$	(538.9)	(12.5)%
Gross profit							
Americas	$	**485.0**	$	685.4	$	(200.4)	(29.2)%
EMEA		**54.1**		108.1		(54.0)	(50.0)%
JAPIC		**12.6**		16.6		(4.0)	(24.1)%
Lift truck business		**551.7**		810.1		(258.4)	(31.9)%
Bolzoni		**79.4**		85.4		(6.0)	(7.0)%
Eliminations		**1.7**		—		1.7	n.m.
	$	**632.8**	$	895.5	$	(262.7)	(29.3)%
Selling, general and administrative expenses							
Americas	$	**387.9**	$	401.0	$	13.1	3.3 %
EMEA		**115.8**		117.1		1.3	1.1 %
JAPIC		**36.9**		38.0		1.1	2.9 %
Lift truck business		**540.6**		556.1		15.5	2.8 %
Bolzoni		**75.9**		72.0		(3.9)	(5.4)%
	$	**616.5**	$	628.1	$	11.6	1.8 %
Restructuring and impairment charges							
Americas	$	**28.8**	$	7.3	$	(21.5)	(294.5)%
EMEA		**4.5**		2.4		(2.1)	(87.5)%
JAPIC		**1.9**		8.6		6.7	77.9 %
Lift truck business		**35.2**		18.3		(16.9)	(92.3)%
Bolzoni		**3.2**		4.3		1.1	25.6 %
	$	**38.4**	$	22.6	$	(15.8)	(69.9)%
Operating profit (loss)							
Americas	$	**68.3**	$	277.1	$	(208.8)	(75.4)%
EMEA		**(66.2)**		(11.4)		(54.8)	(480.7)%
JAPIC		**(26.2)**		(30.0)		3.8	12.7 %
Lift truck business		**(24.1)**		235.7		(259.8)	(110.2)%
Bolzoni		**0.3**		9.1		(8.8)	(96.7)%
Eliminations		**1.7**		—		1.7	n.m.
	$	**(22.1)**	$	244.8	$	(266.9)	(109.0)%

| | For the Years Ended December 31, | | Favorable / (Unfavorable) | |
| | | | $ Change | % Change |
	2025	2024	2025 vs. 2024	2025 vs. 2024
Interest expense	**31.2**	33.8	2.6	7.7 %
Other income	**(10.4)**	(8.0)	(2.4)	30.0 %
Income (loss) before income taxes	**(42.9)**	219.0	(261.9)	(119.6)%
Net income (loss) attributable to stockholders	$ **(60.1)**	$ 142.3	$ (202.4)	(142.2)%
Diluted earnings (loss) per share	$ **(3.40)**	$ 8.04	$ (11.44)	(142.3)%
Reported income tax rate	**(35.2)%**	34.2 %		

n.m. - not meaningful

The following is the detail of the approximate sales value of the Company's lift truck unit bookings and backlog, reflected in millions of dollars. The dollar value of bookings and backlog is calculated using the current unit bookings and backlog and the forecasted average sales price per unit.

| | YEAR ENDED | YEAR ENDED | NINE MONTHS ENDED |
	December 31, 2025	December 31, 2024	September 30, 2025
Bookings, approximate sales value	$ 1,840	$ 1,670	$ 1,300
Backlog, approximate sales value	$ 1,280	$ 1,930	$ 1,350

2025 Compared with 2024

The following table identifies the components of change in revenues for 2025 compared with 2024:

| | Revenues | | | |
| | | Lift truck | | |
	HY	Americas	EMEA	JAPIC
2024	$ 4,308.2	$ 3,223.4	$ 707.6	$ 183.7
Increase (decrease) in 2025 from:				
Lift Truck				
Unit volume and product mix	(601.2)	(479.4)	(122.1)	0.3
Price	9.6	20.7	(11.1)	—
Parts	(3.7)	1.8	(7.3)	1.8
Foreign currency	0.6	(5.0)	7.4	(1.8)
Other	49.3	54.4	(4.6)	(0.5)
Bolzoni revenues	(46.0)			
Eliminations	52.5			
2025	$ **3,769.3**	$ **2,815.9**	$ **569.9**	$ **183.5**

During the year ended December 31, 2025, revenues decreased to $3,769.3 million, or 12.5%, compared to $4,308.2 million in 2024. The decrease was primarily due to a decline in unit volume, mainly in the Americas and EMEA. The Company believes the lift truck market continues to reflect ongoing economic uncertainty which dampened customer booking activity over the past several quarters. The decrease was partially offset by higher other revenues, including improved fleet services revenue and the Company's pricing actions to help offset higher costs, mainly in the Americas.

The Americas' truck volumes declined compared to 2024, especially for higher-value core counterbalanced trucks. The Company believes that customers are postponing purchases in response to lower utilization rates and ongoing efforts toward cash preservation as they navigate persistent economic uncertainty. EMEA revenues decreased during 2025 compared with 2024 primarily due to lower volumes for higher-value core counterbalanced trucks which reflects a market shift toward lower-intensity trucks, especially within counterbalanced trucks standard or value configurations, leading to reduced shipment volumes for traditional models.

During the year ended December 31, 2025, Bolzoni revenues decreased compared with 2024 primarily due to lower unit volume.

The following table identifies the components of change in operating profit (loss) for 2025 compared with 2024:

| | | Operating Profit (Loss) | | |
| | | | Lift truck | |
	HY	Americas	EMEA	JAPIC
2024	$ 244.8	$ 277.1	$ (11.4)	$ (30.0)
Increase (decrease) in 2025 from:				
Lift truck gross profit and eliminations	(256.7)	(200.4)	(54.0)	(4.0)
Lift truck selling, general and administrative expenses	15.5	13.1	1.3	1.1
Restructuring and impairment charges	(16.9)	(21.5)	(2.1)	6.7
Bolzoni operations	(8.8)			
2025	**$ (22.1)**	**$ 68.3**	**$ (66.2)**	**$ (26.2)**

During the year ended December 31, 2025, the Company recognized an operating loss of $22.1 million compared to $244.8 million of operating profit during 2024.

The decrease in Lift Truck operating profit in 2025 compared with 2024 was primarily due to lower gross profit, mainly from lower volume, the unfavorable impact of approximately $100 million of various tariff-related costs, as well as lower overhead absorption rates tied to lower production volume. Refer to Note 21, *Subsequent Events,* for additional information. Additionally, the Company recognized $38.4 million in restructuring and impairment charges associated with a reduction in the Company's global workforce initiated in the fourth quarter of 2025 and the strategic realignment of Nuvera initiated in the second quarter of 2025 compared to $22.6 million in 2024 to optimize the Company's manufacturing footprint. See Note 19, *Restructuring and Impairment Charges*, to the Company's Consolidated Financial Statements for further discussion. The decrease in operating profit was partially offset by lower selling, general and administrative expenses mainly due to lower employee-related expenses, including lower incentive compensation expenses and savings from Nuvera's strategic realignment.

Operating profit in the Americas decreased by $208.8 million in 2025 compared to 2024, primarily due to decreased gross profit, mainly from lower volume, the unfavorable impact of approximately $100 million of various tariff-related costs, as well as lower overhead absorption rates tied to lower production volume. Additionally, the Americas recognized $28.8 million in restructuring and impairment charges associated with a reduction in its global workforce initiated in the fourth quarter of 2025 and the strategic realignment of Nuvera initiated in second quarter of 2025 and $7.3 million in 2024 for the Company's manufacturing footprint optimization program. The decrease in operating profit was partially offset by lower selling, general and administrative expenses mainly due to lower employee-related expenses, including lower incentive compensation expenses and savings from Nuvera's strategic realignment.

EMEA's operating loss increased to $66.2 million in 2025 compared to $11.4 million in 2024, primarily due to lower unit volume partially driven by a market shift toward lighter-duty, lower-priced truck models and unfavorable pricing. In addition, manufacturing inefficiencies tied to lower production volumes, higher material and freight costs and increased restructuring charges also contributed to the increased operating loss.

JAPIC's operating loss was $26.2 million in 2025 compared to $30.0 million in 2024. The change was primarily due to lower selling, general and administrative expenses and restructuring and impairment charges, partially offset by lower gross profit due to unfavorable foreign currency, higher material and freight costs and lower unit volume.

Bolzoni recognized operating profit of $0.3 million compared to $9.1 million during the same period of 2024. The decrease is primarily due to lower unit volumes as well as lower overhead absorption rates tied to lower production volume. Additionally, selling general and administrative expenses were higher as a result of increased employee-related costs.

During the year ended December 31, 2025, the Company recognized a net loss attributable to stockholders of $60.1 million compared to $142.3 million of net income attributable to stockholders during 2024. The decrease was driven by lower operating profit as discussed above.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

The following tables detail the change in cash flow for the years ended December 31:

	2025	2024	Change
Operating activities:			
Net income (loss)	$ **(58.0)**	$ 144.2	$ (202.2)
Depreciation and amortization	**45.8**	47.6	(1.8)
Dividends from unconsolidated affiliates	**8.0**	4.4	3.6
Stock-based compensation	**7.5**	23.6	(16.1)
Restructuring and impairment charges	**38.4**	22.6	15.8
Other operating activities	**17.2**	26.0	(8.8)
Changes in assets and liabilities:			
Accounts receivable	**25.3**	(14.2)	39.5
Inventories	**156.6**	35.3	121.3
Accounts payable and other liabilities	**(158.7)**	(121.6)	(37.1)
Other current assets	**4.0**	2.8	1.2
Net cash provided by operating activities	**86.1**	170.7	(84.6)
Investing activities:			
Expenditures for property, plant and equipment	**(62.5)**	(47.8)	(14.7)
Other investing activities	**(0.2)**	0.2	(0.4)
Net cash used for investing activities	**(62.7)**	(47.6)	(15.1)
Cash flow before financing activities	$ **23.4**	$ 123.1	$ (99.7)

During the year ended December 31, 2025, net cash provided by operating activities decreased by $84.6 million compared to the same period in 2024. This decrease was primarily driven by net loss in 2025, compared to net income in 2024, as well as higher use of cash in other liabilities primarily due to increased employee-related payments and lower accounts payable. This was partially offset by reduced inventory levels mainly due to inventory efficiencies and to align with lower projected shipments, which more than offset the unfavorable impact of currency and tariffs during 2025 compared to 2024. In addition, accounts receivable decreased primarily from lower revenue volume.

The change in net cash used for investing activities in 2025 compared with 2024 was mainly due to higher capital expenditures in 2025.

	2025	2024	Change
Financing Activities:			
Net increase (decrease) in long-term debt and revolving credit agreements	$ **32.5**	$ (60.8)	$ 93.3
Cash dividends paid	**(25.4)**	(24.0)	(1.4)
Purchase of treasury stock	**(4.5)**	(14.0)	9.5
Other	**(3.4)**	(1.3)	(2.1)
Net cash used for financing activities	$ **(0.8)**	$ (100.1)	$ 99.3

The change in net cash used for financing activities was primarily due to net borrowings under the Company's revolving credit facilities during 2025 compared to net repayments in 2024.

Financing Activities

During 2025, the Company entered into an amended and restated agreement for a $300.0 million secured, floating-rate revolving credit facility (the "Facility"). The Facility consists of a domestic revolving credit facility in the initial amount of $210.0 million and a foreign revolving credit facility in the initial amount of $90.0 million. The Facility matures on June 24, 2030. The Facility replaced the Company's previous revolving credit facility, which was set to mature in June 2026. The Facility can be increased up to $400.0 million over the term of the Facility in minimum increments of $10.0 million, subject to approval by the lenders.

The obligations under the Facility are generally secured by a first priority lien on working capital assets of the borrowers and guarantors in the Facility, which includes but is not limited to cash and cash equivalents, accounts receivable and inventory, and a second priority lien on the present and future shares of capital stock, fixtures and general intangibles consisting of intellectual property. The approximate book value of assets held as collateral under the Facility was $1.1 billion as of December 31, 2025.

The Facility includes restrictive covenants, which, among other things, limit additional borrowings and investments of the Company subject to certain thresholds, as provided in the Facility. The Facility limits the payment of dividends and other restricted payments the Company may make unless certain total excess availability and/or fixed charge coverage ratio thresholds, each as set forth in the Facility, are satisfied. The Facility also requires the Company to achieve a minimum fixed charge coverage ratio when total excess availability is less than the greater of 10% of the total borrowing base, as defined in the Facility, and $20.0 million. At December 31, 2025, the Company was in compliance with the covenants in the Facility.

Key terms of the Facility as of December 31, 2025 were as follows:

	FACILITY
U.S. borrowing capacity	$ 210.0
Non-U.S. borrowing capacity	90.0
Outstanding	103.3
Availability restrictions	4.6
Availability	$ 192.1

	FACILITY
Applicable margins, as defined in agreement	
U.S. base rate loans	0.25% to 0.75%
SOFR, EURIBOR and non-U.S. base rate loans	1.25% to 1.75%
Applicable margins, for amounts outstanding	
U.S. base rate loans	0.50%
SOFR loans	1.50%
Non-U.S. base rate loans	1.50%
Applicable interest rate, for amounts outstanding	
U.S. base rate	7.25%
SOFR	5.30%
Facility fee, per annum on unused commitment	0.25%

The Company also has a $225.0 million term loan (the "Term Loan"), which matures in May 2028. The Term Loan requires quarterly principal payments on the last day of each March, June, September and December, which commenced September 30, 2021, in an amount equal to $0.6 million and the final principal repayment is due in May 2028. The Company may also be required to make mandatory prepayments, in certain circumstances, as provided in the Term Loan.

The obligations under the Term Loan are generally secured by a first priority lien on the present and future shares of capital stock, U.S. material real property, fixtures and general intangibles consisting of intellectual property and a second priority lien on U.S. working capital assets of the borrowers and guarantors of the Term Loan, which includes, but is not limited to cash and cash equivalents, accounts receivable and inventory. The approximate book value of assets held as collateral under the Term Loan was $0.8 billion as of December 31, 2025.

In addition, the Term Loan includes restrictive covenants, which, among other things, limit additional borrowings and investments of the Company subject to certain thresholds, as provided in the Term Loan. The Term Loan limits the payment of dividends and other restricted payments the Company may make in any fiscal year, unless the consolidated total net leverage ratio, as defined in the Term Loan, does not exceed 2.50 to 1.00 at the time of the payment. At December 31, 2025, the Company was in compliance with the covenants in the Term Loan.

Key terms of the Term Loan as of December 31, 2025 were as follows:

	TERM LOAN
Outstanding	$ 214.9
Discounts and unamortized deferred financing fees	1.8
Net amount outstanding	$ 213.1
Applicable margins, as defined in agreement	
U.S. base rate loans	2.50%
SOFR	3.50%
SOFR adjustment, as defined in the agreement	0.11%
SOFR floor	0.50%
Applicable interest rate, for amounts outstanding	7.33%

The Company had other debt outstanding excluding finance leases, of approximately $150.7 million and $6.3 million of revolving credit facilities at December 31, 2025. In addition to the excess availability under the Facility of $192.1 million, the Company had remaining availability of $54.3 million related to other non-U.S. revolving credit agreements.

The Company believes funds available from cash on hand, the Facility, other available lines of credit and operating cash flows will provide sufficient liquidity to meet its operating needs and commitments during the next twelve months and the foreseeable future thereafter.

Contractual Obligations, Contingent Liabilities and Commitments

Following is a table summarizing the Company's material cash requirements from contractual obligations as of December 31, 2025:

Contractual Obligations	Total	Payments Due by Period					
		2026	2027	2028	2029	2030	Thereafter
Term Loan	$ 214.9	$ 2.3	$ 2.2	$ 210.4	$ —	$ —	$ —
Variable interest payments on Term Loan	39.0	15.8	15.5	7.7	—	—	—
Revolving credit agreements	109.6	109.6	—	—	—	—	—
Variable interest payments on revolving credit agreements	4.8	3.2	1.5	0.1	—	—	—
Other debt	150.7	123.2	27.5	—	—	—	—
Variable interest payments on other debt	4.0	2.8	1.2	—	—	—	—
Finance lease obligations including principal and interest	22.8	9.4	7.4	4.1	1.3	0.2	0.4
Operating leases	201.0	26.9	25.5	23.9	18.8	14.3	91.6
Purchase and other obligations	662.2	650.2	5.1	4.4	2.5	—	—
Total contractual cash obligations	$1,409.0	$ 943.4	$ 85.9	$ 250.6	$ 22.6	$ 14.5	$ 92.0

The principal sources of financing for these material contractual obligations are expected to be internally generated funds and bank financing.

An event of default, as defined in the agreements governing the Facility, the Term Loan, other debt agreements, and in operating and capital lease agreements, could cause an acceleration of the payment schedule. No such event of default has occurred or is anticipated under these agreements.

The purchase and other obligations are primarily for accounts payable, open purchase orders and accrued payroll and incentive compensation.

In addition, the Company has recourse and repurchase obligations with a maximum undiscounted potential liability of $134.5 million at December 31, 2025. Recourse and repurchase obligations primarily represent contingent liabilities assumed by the Company to support financing agreements made between the Company's customers and third-party finance companies for the customer's purchase of lift trucks from the Company. For these transactions, the Company or a third-party finance company retains a perfected security interest in the lift truck, such that the Company would take possession of the lift truck in the event it would become liable under the terms of the recourse and repurchase obligations. Generally, these commitments are due upon demand in the event of default by the customer. The security interest is normally expected to equal or exceed the amount of the commitment. To the extent the Company would be required to provide funding as a result of these commitments, the Company believes the value of its perfected security interest and amounts available under existing credit facilities are adequate to meet these commitments in the foreseeable future.

The amount of the recourse or repurchase obligations changes over time as obligations under existing arrangements expire and new obligations arise in the ordinary course of business. Losses anticipated under the terms of the recourse or repurchase obligations were not significant at December 31, 2025 and reserves have been provided for such losses in the Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K. See also "Related-Party Transactions" below.

Capital Expenditures

The following table summarizes actual and planned capital expenditures:

	Planned 2026	Actual 2025	Actual 2024
Lift truck business	$ 45-55	$ 54.3	$ 40.9
Bolzoni	10-20	8.2	6.9
	$ 55-75	$ 62.5	$ 47.8

Planned expenditures in 2026 are primarily for investments in modular development and critical capital equipment central to the Company's ongoing transformation, enabling progress in advanced product development, manufacturing efficiency, and information-technology enhancements. The final level of 2026 capital expenditures is dependent on the pace of production improvements. The Company will closely monitor spending throughout the year and may accelerate investments as production levels and market share improve as anticipated. The primary sources of financing for these capital expenditures are expected to be internally generated funds and bank financing.

Capital Structure

	December 31		
	2025	2024	Change
Cash and cash equivalents	$ 123.2	$ 96.6	$ 26.6
Other net tangible assets	775.5	750.5	25.0
Intangible assets	32.3	33.1	(0.8)
Goodwill	55.7	54.6	1.1
Net assets	986.7	934.8	51.9
Total debt	(494.3)	(440.7)	(53.6)
Total temporary and permanent equity	$ 492.4	$ 494.1	$ (1.7)
Debt to total capitalization	50 %	47 %	3 %

RELATED-PARTY TRANSACTIONS

See Note 18, *Debt and Equity Investments and Related-Party Transactions*, to the Consolidated Financial Statements in this Annual Report on Form 10-K for further discussion of related-party transactions.

OUTLOOK

The Company's 2026 outlook is based on a set of key assumptions, which include the anticipated impact of tariffs and related mitigation efforts to counter their impact on the Company. Proactive measures such as price increases, cost reductions through adjustments in global product sourcing, supply chain enhancements and cost optimization programs are expected to partially offset increased tariff-related expenses. Key assumptions for the outlook include:

- U.S. tariffs in effect as of November 10, 2025, including Chinese tariffs at 10%, used as the baseline,

- inclusion of Section 232 tariff for steel and steel derivatives,

- current Section 301 tariff exemption for lift truck parts not extended beyond November 10, 2026,

- no additional tariffs will be added globally,

- company demand forecasts that are based on bookings trends, backlog levels and market data, and

- the successful implementation of the Company's proactive initiatives outlined above.

In February 2026, the U.S. Supreme Court ("the Court") issued a ruling holding that tariffs imposed under the International Emergency Economic Powers Act ("IEEPA") are not legally authorized. The Court only ruled on IEEPA tariffs and did not invalidate any other tariffs, nor did the Court address whether or how the U.S. government might issue refunds of IEEPA tariffs. If the U.S. government is ultimately required to issue refunds, the process likely will take many months or years.

Although the ruling has been issued, its implications for trade policy and related administrative actions remain uncertain. A number of tariff-related matters continue to be challenged that could impact the continued utilization of certain tariffs and the manner in which tariff costs or potential recoveries are calculated. Adverse rulings, or the replacement or implementation of new tariffs or trade restrictions, may have a material adverse effect on market demand, revenue, profitability and liquidity.

The Company's financial outlook continues to be significantly affected by U.S. tariff policy, which has been increasing costs, dampening product demand, and reducing overall financial performance. Despite the Company's proactive actions to mitigate these impacts, tariffs remained, and are expected to remain, a substantial financial challenge. Ongoing uncertainty around future tariff policies adds further volatility that is expected to persist through 2026. In this environment, the Company remains focused on disciplined cost management, maintaining an appropriate balance between pricing and expenses, and advancing the broad set of product initiatives designed to address the market shift to lighter-duty, lower-priced trucks. Management is committed to navigating the Company through these conditions while positioning the business for long-term profitable growth.

Lift Truck Market and Demand Outlook

The total lift truck market contracted in Q4 2025 compared to the prior year across all geographic regions and classes. However, North America showed growth over Q3 2025, which led to increased booking activity for the Company.

For the rest of the world, the total lift truck market contracted compared to the prior quarter. This reflects a more cautious customer approach amid ongoing economic uncertainty. The Company believes many customers are deferring capital expenditures, resulting in delayed purchasing decisions and continued softening of lift truck order activity, particularly in higher duty cycle applications.

The positive trend in Q4 2025 bookings reflects a meaningful shift in customer behavior, with activity moving from elevated quoting levels without follow-through to more decisive purchasing actions. Combined with the growing need to replace aging equipment after prolonged deferral of capital spending, these developments potentially signal early signs of strengthening demand, particularly in the Americas. While overall conditions remain cautious, this momentum is a constructive indicator for the demand environment heading into 2026.

At the end of Q4 2025, the Company's backlog totaled $1.28 billion, reflecting shipments outpacing new bookings, most notably in EMEA. The Company believes EMEA has been slower to rebound due to persistent customer order delays and the broader industry shift toward lighter-duty, lower-priced truck models, a segment in which the Company only recently began offering competitive products. The sequential decline in backlog was driven primarily by lower truck volumes, partially offset by higher average truck selling prices tied to increased material and component costs. Unfavorable currency movements further reduced the translated value of backlog, amplifying the impact of lower unit volumes and diminishing the real economic value of remaining orders.

Looking ahead, the Company expects bookings to continue improving through 2026, supported by the gradual normalization of customer capital investments. As new orders strengthen and bookings begin to outpace shipments, the resulting backlog growth toward a more normalized three- to four-month level is expected to play a central role in driving higher production over the course of the year. Rebuilding backlog will allow the Company to transition from production schedules constrained by lower order intake to a more balanced and efficient operating cadence that better supports manufacturing utilization, inventory discipline and supply chain alignment. Although mixed demand signals warrant a prudent near-term outlook, the Company anticipates that Q1 2026 will represent the trough of the current cycle, with production and shipments expected to steadily improve throughout the remainder of the year along with market conditions.

Operational Initiatives and Cost-Reduction Programs

The Company continues to prioritize operational efficiency by aligning its production footprint and organizational structure with evolving market demand. To strengthen its competitive position and sustained profitability across market cycles, the Company has initiated a set of programs, including Nuvera's strategic realignment, a comprehensive restructuring program and long-term manufacturing footprint optimization. These actions are designed to lower the Company's break-even point and support long-term financial resilience.

Nuvera's strategic realignment was executed in Q2 2025 and delivered immediate benefits, resulting in $15 million of cost savings for the year along with the redeployment of resources to higher-growth areas.

Building on this momentum, the Company launched a restructuring program in Q4 2025, including targeted annualized cost reductions of $40–$45 million beginning in 2026. This restructuring combines timely cost reduction with strategic and structural changes which are expected to address current market pressures and position the Company for future growth as a leaner, more agile organization.

Operational improvement projects focused on optimizing the Company's manufacturing footprint began in late 2024 and have proceeded at a measured pace, with $4 million spent in 2025. These initiatives are expected to incur additional costs of $10–$12 million and $3–$6 million in 2026 and 2027, respectively. Due to lower production volumes during the transition, the initial benefits realized in 2026 are expected to be minimal. By 2027, anticipated benefits from these efforts are projected to reach $20–$30 million. However, the full-year annualized income and cash benefits, estimated at $30–$40 million, are not expected until 2028, when these programs are fully implemented.

The Company's comprehensive cost-reduction strategy balances immediate actions with longer-term initiatives, driving operational efficiency and organizational agility while maintaining investments in key strategic programs. As a result, the Company believes it is positioned to achieve significant savings, support sustainable growth and enhance financial resilience.

- Nuvera strategic realignment: Achieved $15 million in cost savings for 2025.

- Restructuring program: Targeting $40–$45 million in annualized savings beginning in Q1 2026.

- Manufacturing footprint optimization: Expected savings of $20–$30 million in 2027, fully implemented by 2028 with annualized benefits of $30–$40 million.

- Total recurring annualized savings are projected to reach $85–$100 million starting in 2028, compared to the beginning of 2025.

Projected cost savings are stated prior to expected increases in operating expenses, which are anticipated to be in line with inflation.

Lift Truck Business

In 2025, the Company operated in a challenging macroeconomic environment marked by high tariff costs, softer industry demand, and cautious customer spending. These conditions have continued into early 2026; however, the Company expects economic uncertainty and elevated financing costs to gradually ease as the year progresses. Throughout 2025, many customers, particularly those still receiving trucks ordered when lead times were very high, deferred capital investments and extended equipment lifecycles, resulting in reduced order volumes. The Company now believes these customers are approaching their typical equipment replacement cycle. Furthermore, as fleets continue to age and maintenance expenses rise, the economic rationale for upgrading equipment becomes even more compelling. Together, these trends support expectations for a gradual strengthening of underlying replacement-driven demand.

Despite consistently strong quoting activity during 2025, order conversion lagged for much of the year as customers delayed purchasing decisions. This dynamic began to shift in Q4 2025, when customers more frequently converted quotes into firm orders, contributing to the improved booking trends previously noted. Because orders flow through a fixed production schedule and revenue is generally recognized upon shipment, the order-to-production cycle creates inherent timing gaps between bookings, manufacturing and deliveries.

Management expects Q1 2026 to represent the trough of the current cycle, reflecting the impact of lower booking levels earlier in 2025. As bookings continue to strengthen and backlog rebuilds, production and shipments are expected to improve gradually through the remainder of 2026. The Company expects that this will lead to a more normalized operating cadence and increased manufacturing efficiency. Moderately improved shipment volumes in 2026 are anticipated to result in slightly higher year-over-year revenue, with higher shipments expected in the second half of 2026 compared to the first half.

Margins, however, are expected to remain under pressure in the near term due to the growing prevalence of lighter-duty, lower-priced models. These products, typically priced lower and offered aggressively by foreign competitors, particularly in South America and Europe, have shifted demand away from traditional, higher-margin offerings. This trend has reduced shipment volumes for traditional models and weighed on total product margins. While the Company has newly introduced models designed for these lighter-duty, lower-priced segments, competitors already have a presence. As a result, margin pressure is expected to persist until these new offerings gain market traction. Over time, the Company's expanded portfolio of modular and scalable products is intended to strengthen competitiveness and support margin recovery as market conditions normalize.

Forecasted tariff costs on Chinese components, steel and other imports are expected to remain broadly consistent with Q4 2025 levels. These costs are subject to potential fluctuations based on future changes in U.S. tariff policy. The Company expects tariffs will continue to affect both the Company's cost structure and customer purchasing behavior. To mitigate these impacts, the Company has implemented a series of pricing, sourcing and product-cost initiatives. The benefits of these actions are expected to increase beginning in Q2 2026 as the full effect of measures implemented during 2025 are realized. Given the comparatively low tariff levels in early 2025, year-over-year tariff comparisons will be unfavorable in Q1 2026 but are expected to moderate over the course of the year. Despite improvements in expected tariff recovery, the Company does not expect to fully offset all tariff-related expenses.

Additionally, ongoing operational and cost-reduction initiatives are projected to generate year-over-year improvements in fixed manufacturing and operating expenses. Combined with the anticipated increase in shipments, these initiatives are expected to enhance manufacturing effectiveness and support a meaningful improvement in operating profit in 2026, even with a lower-margin product mix. The Company remains committed to disciplined operational execution, proactive cost management and leveraging opportunities aligned with evolving market conditions to further strengthen its competitive position.

Bolzoni

Bolzoni is expected to achieve modest profitability improvement in 2026. Although revenues may decline slightly due to the planned phase-out of certain legacy components supplied to the Lift Truck business, the shift toward higher-margin attachment products and better plant utilization is anticipated to support margin expansion. Management continues to focus on optimizing the mix and strengthening operational discipline across global facilities.

Consolidated

The financial discipline established over the past several years has strengthened the Company's ability to navigate challenging market conditions and deliver more stable results. The Company continues to target a 7% operating profit margin over the business cycle, however ongoing market uncertainty has weighed on bookings and revenue, and tariffs have materially increased costs. As a result, near-term performance is expected to remain well below this long-term objective. With lift truck market demand still subdued, the Company is taking deliberate steps to mitigate the near-term financial impact through rigorous cost management and operational discipline. Over the longer term, management remains focused on enhancing resilience during economic downturns by reducing fixed costs, improving revenue durability and advancing innovative products that support profitable share gains.

On a consolidated basis, the Company anticipates a moderate operating profit for 2026. A slight loss is expected in the first half due to lower shipment volumes following reduced bookings and backlog in 2025. As booking activity strengthens and backlog recovers, the Company projects robust revenue growth in the second half of 2026. Higher-margin growth initiatives are also expected to positively impact our results of operations in the latter part of the 2026. Together with increased shipment volumes, ongoing cost-reduction and operational efficiency initiatives, these factors are expected to drive meaningful improvement in operating profit. These positive developments in the latter part of the year should more than offset the losses in the early part of the year, leading to improved full-year financial performance.

The Company also remains committed to generating strong operating cash flow and allocating capital in ways that enhance long-term value. To support these objectives, management is executing targeted initiatives to improve working capital efficiency, with particular attention to aligning production and working capital practices with periods of reduced output. The Company expects meaningful progress on these initiatives during the first half of 2026. As production increases later in the year, the focus will shift from conserving working capital to supporting growth, while maintaining the inventory and production discipline established during the current downturn. These efforts, together with continued cost optimization, are expected to drive solid cash flow from operations, supported by improving net income.

Investment in modular development and critical capital equipment remain central to the Company's ongoing transformation, enabling progress in advanced product development, manufacturing efficiency and information-technology enhancements. Capital expenditures for 2026 are projected to range from $55–$75 million, with the final level dependent on the pace of production improvements. Management will closely monitor spending throughout the year and may accelerate investments as production levels and market share improve as anticipated. As the Company continues to generate cash, it will maintain its disciplined capital allocation framework, reducing leverage, pursuing strategic investments to support profitable growth and delivering strong long-term returns to shareholders.

Long-Term Objectives

The Company's vision is to transform the way the world moves materials from Port to Home. It strives to do this through its two customer promises: first, to provide optimal customer solutions, and second, to provide exceptional customer care. The Company is focused on executing established strategic initiatives and key projects to transform the Company's core lift truck business while building new business opportunities in the warehouse lift truck, vehicle automation, energy management and attachment business activities. These complementary growth and profit improvement projects should help the Company fulfill these two promises while achieving long-term revenue and operating profit growth. The Company believes its key projects will contribute to an increased and sustainable competitive advantage in the lift truck and attachment businesses over time.

RECENTLY ISSUED ACCOUNTING STANDARDS

For information regarding recently issued accounting standards refer to Note 2, *Significant Accounting Policies*, to the Consolidated Financial Statements in this Annual Report on Form 10-K.

EFFECTS OF FOREIGN CURRENCY

The Company operates internationally and enters into transactions denominated in foreign currencies. As a result, the Company is subject to the variability that arises from exchange rate movements. The effects of foreign currency fluctuations on revenues, operating profit and net income are addressed in the previous discussions of operating results. The Company's use of foreign currency derivative contracts is discussed in Item 7A, "Quantitative and Qualitative Disclosures About Market Risk," of this Form 10-K.

FORWARD-LOOKING STATEMENTS

The statements contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere throughout this Annual Report on Form 10-K that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are made subject to certain risks and uncertainties, which could cause actual results to differ materially from those presented. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report on Form 10-K. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. Among the factors that could cause plans, actions and results to differ materially from current expectations are, without limitation: (1) delays in delivery and other supply chain disruptions, or increases in costs as a result of inflation or otherwise, including materials, critical components and transportation costs and shortages, the effects of tariffs on raw materials or sourced products, and labor, or changes in or unavailability of quality suppliers or transporters, including the impacts of the foregoing risks on the Company's liquidity, (2) impacts resulting from increased trade barriers and restrictions on international trade, including as a result of previously announced, and potentially new, changes to U.S. trade policy and tariffs as well as retaliatory or other tariffs imposed by other countries where the Company does business, (3) delays in manufacturing and delivery schedules, (4) reduction in demand for lift trucks, attachments and related parts and service on a global basis, including any cyclical reduction in demand in the lift truck industry, (5) customer acceptance of pricing, (6) customer acceptance of, changes in the costs of, or delays in the development of new products, (7) the ability of the Company and its dealers, suppliers and end-users to access credit, or obtain financing at reasonable rates, or at all, as a result of interest rate volatility and current economic and market conditions, including inflation, (8) unfavorable effects of geopolitical and legislative developments on global operations, including without limitation the entry into new trade agreements and the imposition of tariffs and/or economic sanctions, including the Uyghur Forced Labor Prevention Act (the "UFLPA") which could impact the Company's imports from China, as well as armed conflicts, including the Russia/Ukraine conflict, the Israel and Gaza conflict and/or the conflict in the Red Sea, and their regional effects, (9) exchange rate fluctuations, interest rate volatility and monetary policies and other changes in the regulatory climate in the countries in which the Company operates and/or sells products, (10) the effectiveness of the cost reduction programs implemented globally, including the successful implementation of procurement and sourcing initiatives and restructuring programs, (11) the successful commercialization of products and technology related to the energy solutions program, (12) political and economic uncertainties in the countries where the Company does business, as well as the effects of any withdrawals from such countries, (13) bankruptcy of or loss of major dealers, retail customers or suppliers, (14) introduction of new products by, more favorable product pricing offered by or shorter lead times available through competitors, (15) product liability or other litigation, warranty claims or returns of products, (16) changes mandated by federal, state and other regulation, including tax, health, safety or environmental legislation, (17) the ability to attract, retain, and replace workforce and administrative employees, (18) disruptions resulting from natural disasters, public health crises, political crises or other catastrophic events, and (19) the ability to protect the Company's information technology infrastructure against service interruptions, data corruption, cyber-based attacks or network breaches.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK

The Company has entered into certain financing arrangements that require interest payments based on floating interest rates. As such, the Company's financial results are subject to changes in the market rate of interest. The Company has entered into interest rate swap agreements to reduce the exposure to changes in the market rate of interest. The Company does not enter into interest rate swap agreements for trading purposes. Terms of the interest rate swap agreements require the Company to receive a variable interest rate and pay a fixed interest rate. See Note 8, *Financial Instruments and Derivative Financial Instruments*, to the Consolidated Financial Statements in this Annual Report on Form 10-K.

For purposes of risk analysis, the Company uses sensitivity analysis to measure the potential loss in fair value of financial instruments sensitive to changes in interest rates. The Company assumes that a loss in fair value is either a decrease to its assets or an increase to its liabilities. The fair value of the Company's interest rate swap agreements was a net asset of $3.8 million at December 31, 2025. A hypothetical 10% decrease in interest rates would cause a decrease in the fair value of interest rate swap agreements and the asset would decrease by approximately $0.8 million.

FOREIGN CURRENCY EXCHANGE RATE RISK

The Company operates internationally and enters into transactions denominated in foreign currencies. As such, the Company's financial results are subject to the variability that arises from exchange rate movements. The Company uses forward foreign currency exchange contracts to partially reduce risks related to transactions denominated in foreign currencies and not for trading purposes. These contracts generally mature within 36 months and require the companies to buy or sell euros, Japanese yen, U.S. dollars, Chinese renminbi, British pounds, Swedish kroner, Mexican pesos and Australian dollars for its functional currency at rates agreed to at the inception of the contracts. The fair value of these contracts was a net asset of $1.8 million at

December 31, 2025. See Note 8, *Financial Instruments and Derivative Financial Instruments,* to the Consolidated Financial Statements in this Annual Report on Form 10-K.

For purposes of risk analysis, the Company uses sensitivity analysis to measure the potential loss in fair value of financial instruments sensitive to changes in foreign currency exchange rates. The Company assumes that a loss in fair value is either a decrease to its assets or an increase to its liabilities. Assuming a hypothetical 10% weakening of the U.S. dollar compared with other foreign currencies at December 31, 2025, the fair value of the liability of foreign currency-sensitive financial instruments, which primarily represent forward foreign currency exchange contracts, would be increased by $21.3 million compared with the fair value at December 31, 2025. It is important to note that the change in fair value indicated in this sensitivity analysis would be somewhat offset by changes in the revaluation of the underlying receivables and payables.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required by this Item 8 is set forth in the Financial Statements and Supplementary Data contained in Part IV of this Annual Report on Form 10-K and is hereby incorporated herein by reference to such information.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no disagreements with accountants on accounting and financial disclosure for the three-year period ended December 31, 2025.

Item 9A. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures: An evaluation was carried out under the supervision and with the participation of the Company's management, including the principal executive officer and the principal financial officer, of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, these officers have concluded that the Company's disclosure controls and procedures were effective.

Management's report on internal control over financial reporting: Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of management, including the principal executive officer and principal financial officer, the Company conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this evaluation under the framework in Internal Control — Integrated Framework, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2025. The Company's effectiveness of internal control over financial reporting has been audited by Ernst & Young, LLP, an independent registered public accounting firm, as stated in its report, which is included in Item 15 of this Annual Report on Form 10-K and is incorporated herein by reference.

Changes in internal control: During the fourth quarter of 2025, there have been no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. OTHER INFORMATION

None of the Company's directors or officers (as defined in Rule 16a-1(f) promulgated under the Securities Exchange Act of 1934) adopted, modified, or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement (as each term is defined in Item 408 of Regulation S-K) during the Company's fiscal quarter ended December 31, 2025.

Item 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by this Item 10 of Part III will be included in the 2026 Proxy Statement, which information is incorporated herein by reference.

Information regarding the executive officers of the Company is included in this Annual Report on Form 10-K as Item 4A of Part I as permitted by the Instruction to Item 401 of Regulation S-K.

The Company has adopted a code of ethics applicable to all Company personnel, including the principal executive officer, principal financial officer, principal accounting officer and controller, or other persons performing similar functions. The code of ethics, entitled the "Code of Corporate Conduct," is posted on the Company's website at www.hyster-yale.com under "Corporate Responsibility and Ethics." Amendments and waivers of the Company's Code of Corporate Conduct for directors or executive officers of the Company, if any, will be disclosed on the Company's website or on a current report on Form 8-K.

Information on the Company's website is not incorporated by reference in, and does not form part of, this Annual Report on Form 10-K.

The Company has adopted an insider trading policy governing the purchase, sale, and other disposition of our securities by directors, officers, and employees, and by the Company. This policy is reasonably designed to promote compliance with insider trading laws, rules, and regulations and listing standards applicable to the Company. A copy of the Company's insider trading policy was filed as Exhibit 19.1 to the Company' Annual Report on Form 10-K, filed by the Company on February 25, 2025.

Item 11. EXECUTIVE COMPENSATION

Information required by this Item 11 of Part III will be included in the 2026 Proxy Statement, which information is incorporated herein by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this Item 12 of Part III will be included in the 2026 Proxy Statement, which information is incorporated herein by reference.

Equity Compensation Plan Information

The following table sets forth information as of December 31, 2025 with respect to our compensation plans (including individual compensation arrangements) under which equity securities are authorized for issuance, aggregated as follows:

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a))
Class A Shares:	(a)	(b)	(c)
Equity compensation plans approved by security holders	—	N/A	834,422
Equity compensation plans not approved by security holders	—	N/A	—
Total	—	N/A	834,422
Class B Shares:			
Equity compensation plans approved by security holders	—	N/A	—
Equity compensation plans not approved by security holders	—	N/A	—
Total	—	N/A	—

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this Item 13 of Part III will be included in the 2026 Proxy Statement, which information is incorporated herein by reference.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by this Item 14 of Part III will be included in the 2026 Proxy Statement, which information is incorporated herein by reference.

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) The response to Item 15(a)(1) is set forth beginning at page F-1 of this Annual Report on Form 10-K.

(a) (3) Listing of Exhibits — See the exhibit index beginning at page 33 of this Annual Report on Form 10-K.

(b) The response to Item 15(b) is set forth beginning at page 33 of this Annual Report on Form 10-K.

EXHIBIT INDEX

(3) Articles of Incorporation and By-laws.

3.1(i)   Third Amended and Restated Certification of Incorporation of Hyster-Yale, Inc. is incorporated by reference to Exhibit 3.1(i) to the Company's Current Report on Form 8-K, filed by the Company on June 5, 2024, Commission File Number 000-54799.

3.1(ii)   Second Amended and Restated Bylaws of Hyster-Yale, Inc. is incorporated by reference to Exhibit 3.1(ii) to the Company's Current Report on Form 8-K, filed by the Company on June 5, 2024, Commission File Number 000-54799.

(4) Instruments defining the rights of security holders, including indentures.

4.1   Specimen of Hyster-Yale, Inc. (f/k/a Hyster-Yale Materials Handling, Inc.) Class A Common Stock certificate is incorporated by reference to Exhibit 4.1 to Hyster-Yale, Inc.'s Registration Statement on Form S-1, dated June 28, 2012, Commission File No. 333-182388.

4.2   Specimen of Hyster-Yale, Inc. (f/k/a Hyster-Yale Materials Handling, Inc.) Class B Common Stock certificate is incorporated by reference to Exhibit 4.2 to Hyster-Yale, Inc.'s Registration Statement on Form S-1, dated June 28, 2012, Commission File No. 333-182388.

4.3   Description of Securities is incorporated by reference to Exhibit 4.3 to the Company's Annual Report on Form 10-K, filed by the Company on February 25, 2020, Commission File Number 000-54799.

(10) Material Contracts.

10.1   Stockholders' Agreement, dated as of September 28, 2012, by and among the Participating Stockholders (as defined therein), Hyster-Yale, Inc. (f/k/a Hyster-Yale Materials Handling, Inc.) and the Depository (as defined therein) is incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K, dated October 4, 2012, Commission File No. 1-35646.

10.2   First Amendment to Stockholders' Agreement, dated as of December 31, 2012, by and among the Depository, Hyster-Yale, Inc. (f/k/a Hyster-Yale Materials Handling, Inc.), the new Participating Stockholder identified on the signature pages thereto and the Participating Stockholders under the Stockholders' Agreement, dated as of September 28, 2012, as amended, by and among the Depository, Hyster-Yale, Inc. and the Participating Stockholders is incorporated by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K, filed by the Company on February 19, 2013, Commission File Number 000-54799.

10.3   Second Amendment to Stockholders' Agreement, dated as of January 18, 2013, by and among the Depository, Hyster-Yale, Inc. (f/k/a Hyster-Yale Materials Handling, Inc.), the new Participating Stockholder identified on the signature pages thereto and the Participating Stockholders under the Stockholders' Agreement, dated as of September 28, 2012, as amended, by and among the Depository, Hyster-Yale, Inc. and the Participating Stockholders is incorporated by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-K, filed by the Company on February 19, 2013, Commission File Number 000-54799.

10.4   Third Amendment to Stockholders' Agreement, dated as of March 27, 2015, by and among the Depository, Hyster-Yale, Inc. (f/k/a Hyster-Yale Materials Handling, Inc.), the new Participating Stockholder identified on the signature pages thereto and the Participating Stockholders under the Stockholders' Agreement, dated as of September 28, 2012, as amended, by and among the Depository, Hyster-Yale, Inc. and the Participating Stockholders is incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed by the Company on April 29, 2015, Commission File Number 000-54799.

10.5   Fourth Amendment to Stockholders' Agreement, dated as of December 29, 2015, by and among the Depository, Hyster-Yale, Inc. (f/k/a Hyster-Yale Materials Handling, Inc.), the new Participating Stockholder identified on the signature pages thereto and the Participating Stockholders under the Stockholders' Agreement, dated as of September 28, 2012, as amended, by and among the Depository, Hyster-Yale, Inc. and the Participating Stockholders is incorporated by reference to Exhibit 10 filed with Amendment No. 4 to the Statement on Schedule 13D, filed by the Reporting Persons named therein on February 16, 2016, Commission File Number 005-87003.

10.6   Fifth Amendment to Stockholders' Agreement, dated as of December 2, 2016, by and among the Depository, Hyster-Yale, Inc. (f/k/a Hyster-Yale Materials Handling, Inc.), the new Participating Stockholder identified on the signature pages thereto and the Participating Stockholders under the Stockholders' Agreement, dated as of September 28, 2012, as amended, by and among the Depository, Hyster-Yale, Inc. and the Participating Stockholders is incorporated by reference to Exhibit No. 11 filed with Amendment No. 5 to the Statement on Schedule 13D, filed by the reporting persons named therein on February 14, 2017, Commission File Number 005-38001.

10.7   Sixth Amendment to Stockholders' Agreement, dated as of December 22, 2016, by and among the Depository, Hyster-Yale, Inc. (f/k/a Hyster-Yale Materials Handling, Inc.), the new Participating Stockholder identified on the signature pages thereto and the Participating Stockholders under the Stockholders' Agreement, dated as of September 28, 2012, as amended, by and among the Depository, Hyster-Yale, Inc. and the Participating Stockholders is incorporated by reference to Exhibit No. 12 filed with Amendment No. 5 to the Statement on Schedule 13D, filed by the reporting persons named therein on February 14, 2017, Commission File Number 005-38001.

10.8   Seventh Amendment to Stockholders' Agreement, dated as of February 6, 2017, by and among the Depository, Hyster-Yale, Inc. (f/k/a Hyster-Yale Materials Handling, Inc.), the new Participating Stockholder identified on the signature pages thereto and the Participating Stockholders under the Stockholders' Agreement, dated as of September 28, 2012, as amended, by and among the Depository, Hyster-Yale, Inc. and the Participating Stockholders is incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed by the Company on May 2, 2017, Commission File Number 000-54799.

10.9   Eighth Amendment to Stockholders' Agreement, dated as of October 30, 2018, by and among the Depository, Hyster-Yale, Inc. (f/k/a Hyster-Yale Materials Handling, Inc.), the new Participating Stockholder identified on the signature pages thereto and the Participating Stockholders under the Stockholders' Agreement, dated as of September 28, 2012, as amended, by and among the Depository, Hyster-Yale, Inc. and the Participating Stockholders is incorporated by reference to Exhibit 10.10 to the Company's Annual Report on Form 10-K, filed by the Company on February 26, 2019, Commission File Number 000-54799.

10.10   Ninth Amendment to Stockholders' Agreement, dated as of December 5, 2019, by and among the Depository, Hyster-Yale, Inc. (f/k/a Hyster-Yale Materials Handling, Inc.), the new Participating Stockholder identified on the signature pages thereto and the Participating Stockholders under the Stockholders' Agreement, dated as of September 28, 2012, as amended, by and among the Depository, Hyster-Yale, Inc. and the Participating Stockholders is incorporated by reference to Exhibit 28 filed with Amendment No. 8 to the Statement on Schedule 13D, filed by the reporting persons named therein on February 13, 2020, Commission File Number 005-38001.

10.11   Tenth Amendment to Stockholders' Agreement, dated as of December 31, 2020, by and among the Depository, Hyster-Yale, Inc. (f/k/a Hyster-Yale Materials Handling, Inc.), the new Participating Stockholders identified on the signature pages thereto and the Participating Stockholders under the Stockholders' Agreement, dated as of September 28, 2012, as amended, by and among the Depository, Hyster-Yale, Inc. and the Participating Stockholders is incorporated by reference to Exhibit 30 filed with Amendment No. 9 to the Statement on Schedule 13D, filed by the reporting persons named therein on February 12, 2021, Commission File Number 005-38001.

10.12   Eleventh Amendment to Stockholders' Agreement, dated as of December 7, 2021, by and among the Depository, Hyster-Yale, Inc. (f/k/a Hyster-Yale Materials Handling, Inc.), the new Participating Stockholders identified on the signature pages thereto and the Participating Stockholders under the Stockholders' Agreement, dated as of September 28, 2012, as amended, by and among the Depository, Hyster-Yale, Inc. and the Participating Stockholders is incorporated by reference to Exhibit 4.15 to the Company's Registration Statement on Form S-8, dated February 1, 2022, Commission File Number 333-262448.

10.13	Twelfth Amendment to Stockholders' Agreement, dated as of December 12, 2022, by and among the Depository, Hyster-Yale, Inc. (f/k/a Hyster-Yale Materials Handling, Inc.), the new Participating Stockholder identified on the signature pages thereto and the Participating Stockholders under the Stockholders' Agreement, dated as of September 28, 2012, as amended, by and among the Depository, Hyster-Yale, Inc. and the Participating Stockholders is incorporated by reference to Exhibit 41 filed with Amendment No. 11 to the Statement on Schedule 13D, filed by the reporting persons named therein on February 14, 2023, Commission File Number 005-87003.
10.14	Thirteenth Amendment to Stockholders' Agreement, dated as of February 12, 2024, by and among the Depository, Hyster-Yale, Inc. (f/k/a Hyster-Yale Materials Handling, Inc.), the new Participating Stockholder identified on the signature pages thereto and the Participating Stockholders under the Stockholders' Agreement, dated as of September 28, 2012, as amended, by and among the Depository, Hyster-Yale, Inc. and the Participating Stockholders is incorporated by reference to Exhibit 43 filed with Amendment No. 12 to the Statement on Schedule 13D, filed by the reporting persons named therein on February 13, 2024, Commission File Number 005-87003.
10.15*	The Hyster-Yale Group, Inc. Executive Excess Retirement Plan (Effective as of January 1, 2016) is incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K, filed by the Company on February 28, 2017, Commission File Number 000-54799.
10.16*	Amendment No. 1 to the Hyster-Yale Group, Inc. Executive Excess Retirement Plan (As Amended and Restated as of January 1, 2016) is incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, dated April 30, 2020, Commission File Number 000-54799.
10.17*	Hyster-Yale, Inc. (f/k/a Hyster-Yale Materials Handling, Inc.) 2020 Long-Term Equity Incentive Plan, is incorporated by reference to Appendix A to the Company's Definitive Proxy Statement on Form DEF 14A, filed by the Company on March 31, 2020, Commission File Number 000-54799.
10.18*	Hyster-Yale, Inc. (f/k/a Hyster-Yale Materials Handling, Inc.) 2020 Long-Term Equity Incentive Plan (Amended and Restated Effective May 8, 2024) is incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed by the Company on May 13, 2024, Commission File Number 000-54799.
10.19*	Hyster-Yale Inc. (f/k/a Hyster-Yale Materials Handling, Inc.) Supplemental Long-Term Equity Incentive Plan (Effective as of the Spin-Off Date) is incorporated by reference to Exhibit 10.67 to Hyster-Yale, Inc.'s Amendment No. 3 to the Registration Statement on Form S-1, dated September 13, 2012, Commission File Number 333-182388.
10.20*	Form Award Agreement for the Hyster-Yale, Inc. (f/k/a Hyster-Yale Materials Handling, Inc.) Supplemental Long-Term Equity Incentive Plan (Effective as of the Spin-Off Date) is incorporated by reference to Exhibit 10.68 to Hyster-Yale, Inc.'s Amendment No. 3 to the Registration Statement on Form S-1, dated September 13, 2012, Commission File Number 333-182388.
10.21*	Hyster-Yale, Inc. (f/k/a Hyster-Yale Materials Handling, Inc.) Non-Employee Directors' Equity Compensation Plan (Amended and Restated Effective May 17, 2019) is incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K, filed by the Company on February 25, 2020, Commission File Number 000-54799.
10.22*	Hyster-Yale, Inc. (f/k/a Hyster-Yale Materials Handling, Inc.) Non-Employee Directors' Equity Compensation Plan (Amended and Restated Effective May 9, 2023) is incorporated herein by reference to Appendix A to the Company's Definitive Proxy Statement on Schedule 14A filed by the Company on March 29, 2023, Commission File No. 000-54799.
10.23*	Hyster-Yale, Inc. (f/k/a Hyster-Yale Materials Handling, Inc.) and Subsidiaries Director Fee Policy (Amended Effective as of January 1, 2023) is incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed by the Company on May 2, 2023, Commission File Number 000-54799.
10.24*	Hyster-Yale, Inc. (f/k/a Hyster-Yale Materials Handling, Inc.) and Subsidiaries Director Fee Policy (Amended Effective as of January 1, 2024) is incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, filed by the Company on May 7, 2024, Commission File Number 000-54799.
10.25*	Hyster-Yale, Inc. and Subsidiaries Director Fee Policy (Amended Effective as of January 1, 2024, revised as of August 9, 2024) is incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed by the Company on November 5, 2024, Commission File Number 000-54799.
10.26*	Hyster-Yale, Inc. and Subsidiaries Director Fee Policy (Amended Effective as of January 1, 2025 is incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed by the Company on May 6, 2025, Commission File Number 000-54799.
10.27*	The Hyster-Yale Group, Inc. Long-Term Incentive Compensation Plan (Amended and Restated Effective as of January 1, 2016) is incorporated by reference to Exhibit 10.24 to the Company's Annual Report on Form 10-K, filed by the Company on February 28, 2017, Commission File Number 000-54799.
10.28*	The Hyster-Yale Group Inc. Annual Incentive Compensation Plan (Amended and Restated Effective as of January 1, 2016) is incorporated by reference to Exhibit 10.25 to the Company's Annual Report on Form 10-K, filed by the Company on February 28, 2017, Commission File Number 000-54799.
10.29*	Hyster-Yale Group, Inc. Excess Retirement Plan (Amended and Restated Effective January 1, 2016) is incorporated by reference to Exhibit 10.35 to the Company's Annual Report on Form 10-K, filed by the Company on February 17, 2016, Commission File Number 000-54799.
10.30*	Amendment No. 1 to the Hyster-Yale Group, Inc. Excess Retirement Plan (As Amended and Restated as of January 1, 2016) is incorporated by reference to Exhibit 10.24 to the Company's Annual Report on Form 10-K, filed by the Company on February 26, 2019, Commission File Number 000-54799.
10.31*	Amendment No. 2 to the Hyster-Yale Group, Inc. Executive Excess Retirement Plan (As Amended and Restated as of January 1, 2016) is incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, dated January 21, 2021, Commission File Number 000-54799.
10.32*	Offer Letter, dated August 1, 2022, between Scott A. Minder and Hyster-Yale, Inc. (f/k/a Hyster-Yale Materials Handling, Inc.) is incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed by the Company on November 1, 2022, Commission File Number 000-54799.
10.33*	Offer Letter, dated February 6, 2024, between Dena R. McKee and Hyster-Yale, Inc. (f/k/a Hyster-Yale Materials Handling, Inc.) is incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed by the Company on May 7, 2024, Commission File Number 000-54799.
10.34*	Third Amended and Restated Joint Venture and Shareholders Agreement between Wells Fargo Financial Leasing, Inc. and Hyster-Yale Group, Inc., dated September 17, 2018 is incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, Commission File Number 000-54799.
10.35	Amendment to Third Amended and Restated Joint Venture and Shareholders Agreement between Wells Fargo Financial Leasing, Inc. and Hyster-Yale Group, Inc., dated December 19, 2022 is incorporated by reference to Exhibit 10.30 to the Company's Annual Report on Form 10-K for the year ended December 31, 2022, Commission File Number 000-54799.
10.36	A$ Facility Agreement, dated November 22, 2000, between GE Capital Australia and National Fleet Network Pty Limited is incorporated by reference to Exhibit 10.12 to NMHG Holding Co.'s Registration Statement on Form S-4, dated May 28, 2002, Commission File Number 333-89248.

10.37	Second Amended and Restated Recourse and Indemnity Agreement, dated September 17, 2018, by and between Wells Fargo Financial Leasing, Inc., HYG Financial Services, Inc, and Hyster-Yale Group, Inc. is incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, Commission File Number 000-54799.
10.38	First Amended and Restated Guarantee Agreement, dated September 17, 2018, by Hyster-Yale, Inc. (f/k/a Hyster-Yale Materials Handling, Inc.) in favor of Wells Fargo Financial Leasing, Inc. is incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, Commission File Number 000-54799.
10.39	First Amended and Restated Guarantee Agreement, dated September 17, 2018, by Hyster-Yale Group, Inc. in favor of Wells Fargo Financial Leasing, Inc. is incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, Commission File Number 000-54799.
10.40	Second Amended and Restated Loan, Security and Guaranty Agreement, dated as of June 24, 2021, among Hyster-Yale, Inc. (f/k/a Hyster-Yale Materials Handling, Inc.), Bolzoni Auramo, Inc. and Hyster-Yale Group, Inc., as U.S. Borrowers, Hyster-Yale Nederland B.V., as a Dutch Borrower, Hyster-Yale UK Limited, as a UK Borrower, any other Borrowers party thereto from time to time and certain Persons party thereto from time to time as Guarantors, certain financial institutions, as Lenders, Bank of America, N.A., as Administrative Agent and Security Trustee, BOFA Securities, Inc. and CitiBank, N.A., as Joint Lead Arrangers and Joint Book Managers and CitiBank, N.A., as Syndication Agent is incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, filed by the Company on August 3, 2021, Commission File Number 000-54799.
10.41	First Amendment to Second Amended and Restated Loan, Security and Guaranty Agreement, dated as of May 25, 2023, among Hyster-Yale, Inc. (f/k/a Hyster-Yale Materials Handling, Inc.), Bolzoni Auramo, Inc. and Hyster-Yale Group, Inc., as U.S. Borrowers, Hyster-Yale Nederland B.V., as the Dutch Borrower, and Hyster-Yale UK Limited, as the UK Borrower, certain Persons party thereto from time to time as Guarantors, certain financial institutions, as Lenders, and Bank of America, N.A., as Administrative Agent and Security Trustee is incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed by the Company on August 1, 2023, Commission File Number 000-54799.
10.42	Third Amended and Restated Loan, Security and Guaranty Agreement, dated as of June 24, 2025, among Hyster-Yale, Inc., and Hyster-Yale Materials Handling, Inc., as U.S. Borrowers, Hyster-Yale Nederland B.V., as the Dutch Borrower, and Hyster-Yale UK Limited, as the UK Borrower, certain Persons party thereto from time to time as Guarantors, certain financial institutions, as Lenders, and Bank of America, N.A., as Administrative Agent and Security Trustee is incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed by the Company on August 5, 2025, Commission File Number 000-54799.
10.43	Amended and Restated Term Loan Credit Agreement, dated as of May 28, 2021, among Hyster-Yale Group, Inc., as the Borrower, Hyster-Yale, Inc. (f/k/a Hyster-Yale Materials Handling, Inc.), as Holdings, Bank of America, N.A., as Administrative Agent, and the Other Lenders party thereto is incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed by the Company on August 3, 2021, Commission File Number 000-54799.
10.44	Conforming Changes Amendment, dated as of June 23, 2023, by Bank of America, N.A., as administrative agent is incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, filed by the Company on August 1, 2023, Commission File Number 000-54799.
10.45	Equity Transfer Agreement, dated December 6, 2017, by and between KNSN Pipe & Pile Company Limited and Hyster-Yale Acquisition Holding LTD Regarding Zhejiang Maximal Forklift Co., LTD. is incorporated by reference to Exhibit 10.57 to the Company's Annual Report on Form 10-K, filed by the Company on February 27, 2018, Commission File Number 000-54799.
10.46	Equity Transfer Agreement between Y-C HongKong Holding Co., Limited and Hyster-Yale Acquisition Holding LTD regarding Hyster-Yale Maximal Forklift (Zhejiang) Co., Ltd. dated May 26, 2021 is incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q, filed by the Company on August 3, 2021, Commission File Number 000-54799.

(19) Insider Trading.

19.1	Insider Trading Policy for Hyster-Yale, Inc. and its subsidiaries is incorporated by reference to Exhibit 19.1 to the Company' Annual Report on Form 10-K, filed by the Company on February 25, 2025, Commission File Number 000-54799.

(21) Subsidiaries.

21.1	A list of the subsidiaries of the Company.

(23) Consents of experts and counsel.

23.1	Consent of Ernst & Young LLP.

(24) Powers of Attorney.

24.1	Power of attorney for Colleen R. Batcheler.
24.2	Power of attorney for James B. Bemowski.
24.3	Power of attorney for John C. Butler Jr.
24.4	Power of attorney for Gary L. Collar.
24.5	Power of attorney for Carolyn Corvi.
24.6	Power of attorney for Edward T. Eliopoulos.
24.7	Power of attorney for John P. Jumper.
24.8	Power of attorney for Dennis W. LaBarre.
24.9	Power of attorney for Ann A. O'Hara.
24.10	Power of attorney for H. Vincent Poor.
24.11	Power of attorney for Alfred M. Rankin, Jr.
24.12	Power of attorney for Claiborne R. Rankin.
24.13	Power of attorney for Britton T. Taplin.
24.14	Power of attorney for David B. H. Williams.

(31) Rule 13a-14(a)/15d-14(a) Certifications.

31(i)	Certification of Rajiv K. Prasad pursuant to Rule 13a-14(a)/15d-14(a) of the Exchange Act.
32	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, signed and dated by Rajiv K. Prasad.

(97) Policy relating to the recovery of erroneously awarded compensation.

97.1	Hyster-Yale, Inc. Compensation Clawback Policy is incorporated by reference to Exhibit 97.1 to the Company' Annual Report on Form 10-K, filed by the Company on February 27, 2024, Commission File Number 000-54799.
101.INS	Inline XBRL Instance Document - The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
*	Management contract or compensation plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of this Annual Report on Form 10-K.

Item 16. FORM 10-K SUMMARY

None

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hyster-Yale, Inc.

By: /s/ Dena R. McKee

Dena R. McKee

Vice President, Controller and Chief Accounting Officer (principal accounting officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities on March 3, 2026.

/s/ Rajiv K. Prasad

Rajiv K. Prasad

President and Chief Executive Officer (principal executive officer and principal financial officer), Director

/s/ Dena R. McKee

Dena R. McKee

Vice President, Controller and Chief Accounting Officer (principal accounting officer)

* Colleen R. Batcheler	Director	* Dennis W. LaBarre	Director
Colleen R. Batcheler		Dennis W. LaBarre	
* James B. Bemowski	Director	* Ann A. O'Hara	Director
James B. Bemowski		Ann A. O'Hara	
* J.C. Butler, Jr.	Director	* H. Vincent Poor	Director
J.C. Butler, Jr.		H. Vincent Poor	
* Gary L. Collar	Director	* Alfred M. Rankin, Jr.	Director
Gary L. Collar		Alfred M. Rankin, Jr.	
* Carolyn Corvi	Director	* Claiborne R. Rankin	Director
Carolyn Corvi		Claiborne R. Rankin	
* Edward T. Eliopoulos	Director	* Britton T. Taplin	Director
Edward T. Eliopoulos		Britton T. Taplin	
* John P. Jumper	Director	* David B. H. Williams	Director
John P. Jumper		David B. H. Williams	

* Suzanne Schulze Taylor, by signing her name hereto, does hereby sign this Annual Report on Form 10-K on behalf of each of the above named and designated directors of the Company pursuant to a Power of Attorney executed by such persons and filed with the Securities and Exchange Commission.

/s/ Suzanne Schulze Taylor   March 3, 2026

Suzanne Schulze Taylor, Attorney-in-Fact

ANNUAL REPORT ON FORM 10-K

ITEM 8 AND ITEM 15(a)(1)

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

LIST OF FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2025

HYSTER-YALE, INC.

CLEVELAND, OHIO

FORM 10-K

ITEM 15(a)(1)

HYSTER-YALE, INC. AND SUBSIDIARIES

LIST OF FINANCIAL STATEMENTS

The following Consolidated Financial Statements of Hyster-Yale, Inc. and Subsidiaries are incorporated by reference in Item 8:

All schedules for which provision is made in the applicable accounting regulation of the SEC are not required under the related instructions or are inapplicable, and therefore have been omitted.

Ernst & Young LLP [PCAOB ID: 42]

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Hyster-Yale, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hyster-Yale, Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 03, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Valuation of Goodwill - Bolzoni

Description of the Matter	At December 31, 2025, the Company's goodwill balance associated with Bolzoni was $52.9 million. As discussed in Note 12, Goodwill and Intangible Assets, to the consolidated financial statements, the Company evaluates the carrying amount of goodwill for impairment annually as of May 1st and between annual evaluations if changes in circumstances or the occurrence of certain events indicate potential impairment. The Company applied a quantitative assessment for all material reporting units in fiscal 2025. As part of the quantitative approach, the Company estimates the fair value of the reporting unit using a discounted cash flow approach from the perspective of a market participant and comparable market values for similar businesses.
	Auditing management's annual goodwill impairment assessment for the Bolzoni reporting unit was complex and judgmental due to the use of valuation methodologies in determining the estimated fair value of the Bolzoni reporting unit. In particular, the fair value estimates are impacted by significant assumptions utilized in the valuation models, such as the discount rate applied, and operating margins, which are affected by expectations about future market or economic conditions.

Valuation of Goodwill - Bolzoni

How We Addressed the Matter in Our Audit

We obtained an understanding and evaluated the design of, and tested the operating effectiveness of, controls over the Company's goodwill impairment process whereby the Company develops significant assumptions that are used as inputs to the annual goodwill impairment test. This included controls over management's review of the valuation model and the significant assumptions described above to develop the prospective financial information (PFI).

To test the estimated fair value of the Company's Bolzoni reporting unit, we performed audit procedures that included, among others, assessing the methodologies used and directly testing the significant assumptions and the underlying data used by the Company in its analyses, including assessing the completeness and accuracy of such underlying data. We utilized internal valuation specialists in assessing the fair value methodologies applied and evaluating the reasonableness of the discount rate selected by management. We compared the significant assumptions used by management to current industry and economic trends, historical performance, guideline public companies in the same industry and strategic plans. We assessed the historical accuracy of management's estimates, and we performed sensitivity analyses of significant assumptions to evaluate the changes in the fair value that would result from changes in the assumptions. Furthermore, we assessed the appropriateness of the disclosures in the consolidated financial statements.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2002.

Cleveland, Ohio
March 3, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Hyster-Yale, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Hyster-Yale, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Hyster-Yale, Inc. and subsidiaries ("the Company") maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2025 and the related notes and our report dated March 03, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Cleveland, Ohio
March 3, 2026

HYSTER-YALE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

		Year Ended December 31				
		2025		2024		2023
		(In millions, except per share data)				
Revenues	$	**3,769.3**	$	4,308.2	$	4,118.3
Cost of sales		**3,136.5**		3,412.7		3,332.7
Gross Profit		**632.8**		895.5		785.6
Operating Expenses						
Selling, general and administrative expenses		**616.5**		628.1		576.9
Restructuring and impairment charges		**38.4**		22.6		—
		654.9		650.7		576.9
Operating Profit (Loss)		**(22.1)**		244.8		208.7
Other (income) expense						
Interest expense		**31.2**		33.8		37.3
Income from unconsolidated affiliates		**(10.4)**		(5.5)		(9.8)
Other, net		**—**		(2.5)		0.2
		20.8		25.8		27.7
Income (Loss) Before Income Taxes		**(42.9)**		219.0		181.0
Income tax provision		**15.1**		74.8		52.9
Net Income (Loss)		**(58.0)**		144.2		128.1
Net Income attributable to noncontrolling interest		**(0.3)**		(0.7)		(0.6)
Net Income attributable to redeemable noncontrolling interests		**(0.9)**		(0.3)		(0.7)
Accrued dividend to redeemable noncontrolling interests		**(0.9)**		(0.9)		(0.9)
Net Income (Loss) Attributable to Stockholders	$	**(60.1)**	$	142.3	$	125.9
Basic Earnings (Loss) per Share Attributable to Stockholders	$	**(3.40)**	$	8.16	$	7.35
Diluted Earnings (Loss) per Share Attributable to Stockholders	$	**(3.40)**	$	8.04	$	7.24

See Notes to Consolidated Financial Statements.

HYSTER-YALE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31					
	2025		2024		2023	
	(In millions)					
Net Income (Loss)	$	**(58.0)**	$	144.2	$	128.1
Other comprehensive income						
Foreign currency translation adjustment		**58.0**		(43.2)		18.7
Current period cash flow hedging activity, net of $0.1 tax expense in 2025, net of $0.1 tax benefit in 2024 and net of $0.2 tax expense in 2023		**17.2**		(30.7)		(2.2)
Reclassification of hedging activities into earnings, net of $0.1 tax benefit in 2025, net of $0.2 tax expense in 2024 and net of $0.1 tax expense in 2023		**(0.9)**		27.3		30.9
Current period pension adjustment, net of $0.0 tax benefit in 2025, net of $0.2 tax expense in 2024 and net of $0.1 tax benefit in 2023		**1.6**		0.5		1.5
Reclassification of pension into earnings, net of $0.0 tax benefit in 2025, net of $0.1 tax expense in 2024 and net of $0.1 tax benefit in 2023		**3.5**		3.4		3.0
Comprehensive Income	$	**21.4**	$	101.5	$	180.0
Other comprehensive income attributable to noncontrolling interests						
Net Income attributable to noncontrolling interest		**(0.3)**		(0.7)		(0.6)
Net Income attributable to redeemable noncontrolling interests		**(0.9)**		(0.3)		(0.7)
Accrued dividend to noncontrolling interest		**(0.9)**		(0.9)		(0.9)
Foreign currency translation adjustment attributable to noncontrolling interests		**(0.4)**		0.2		—
Comprehensive Income Attributable to Stockholders	$	**18.9**	$	99.8	$	177.8

See Notes to Consolidated Financial Statements.

HYSTER-YALE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31	
	2025	2024
	(In millions, except share and per share data)	
ASSETS		
Current Assets		
Cash and cash equivalents	$ **123.2**	$ 96.6
Accounts receivable, net of allowances of $2.3 in 2025 and $2.7 in 2024	**489.6**	488.4
Inventories, net	**634.3**	754.3
Prepaid expenses and other	**99.9**	94.0
Total Current Assets	**1,347.0**	1,433.3
Property, Plant and Equipment, Net	**329.0**	306.7
Intangible Assets	**32.3**	33.1
Goodwill	**55.7**	54.6
Deferred Income Taxes	**6.8**	6.7
Investment in Unconsolidated Affiliates	**58.2**	55.5
Other Non-current Assets	**191.6**	139.3
Total Assets	$ **2,020.6**	$ 2,029.2
LIABILITIES AND EQUITY		
Current Liabilities		
Accounts payable	$ **396.1**	$ 447.8
Accounts payable, affiliates	**5.1**	7.7
Revolving credit facilities	**109.6**	54.2
Short-term debt and current maturities of long-term debt	**132.8**	144.6
Accrued payroll	**100.7**	105.5
Deferred revenue	**47.0**	56.8
Other current liabilities	**210.5**	241.3
Total Current Liabilities	**1,001.8**	1,057.9
Long-term Debt	**251.9**	241.9
Self-insurance Liabilities	**42.8**	37.8
Deferred Income Taxes	**8.2**	8.4
Other Long-term Liabilities	**223.5**	189.1
Contingencies (Note 16)		
Total Liabilities	**1,528.2**	1,535.1
Temporary Equity		
Redeemable Noncontrolling Interest	**16.1**	14.9
Stockholders' Equity		
Common stock:		
Class A, par value $0.01 per share, 14,283,983 shares outstanding (2024 - 13,962,422 shares outstanding)	**0.1**	0.1
Class B, par value $0.01 per share, convertible into Class A on a one-for-one basis, 3,449,811 shares outstanding (2024 - 3,456,548 shares outstanding)	**0.1**	0.1
Capital in excess of par value	**354.7**	350.9
Treasury stock	**(14.4)**	(13.6)
Retained earnings	**289.1**	374.6
Accumulated other comprehensive loss	**(157.6)**	(237.0)
Total Stockholders' Equity	**472.0**	475.1
Noncontrolling Interest	**4.3**	4.1
Total Permanent Equity	**476.3**	479.2
Total Liabilities and Equity	$ **2,020.6**	$ 2,029.2

See Notes to Consolidated Financial Statements.

HYSTER-YALE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31		
	2025	2024	2023
	(In millions)		
Operating Activities			
Net Income (Loss)	$ **(58.0)**	$ 144.2	$ 128.1
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	**45.8**	47.6	45.1
Amortization of deferred financing fees	**1.4**	1.5	1.4
Deferred income taxes	**(1.5)**	(8.2)	(1.1)
Restructuring and impairment charges	**38.4**	22.6	—
Stock-based compensation	**7.5**	23.6	29.3
Dividends from unconsolidated affiliates	**8.0**	4.4	10.5
Other non-current liabilities	**6.3**	13.8	15.1
Other	**11.0**	18.9	20.7
Working capital changes:			
Accounts receivable	**25.3**	(14.2)	26.8
Inventories	**156.6**	35.3	(4.3)
Other current assets	**4.0**	2.8	(8.4)
Accounts payable	**(79.9)**	(55.9)	(81.4)
Other liabilities	**(78.8)**	(65.7)	(31.1)
Net cash provided by operating activities	**86.1**	170.7	150.7
Investing Activities			
Expenditures for property, plant and equipment	**(62.5)**	(47.8)	(35.4)
Purchase of noncontrolling interest	**—**	—	(3.2)
Proceeds from the sale of assets	**2.4**	1.8	1.9
Proceeds from the sale of businesses	**—**	0.6	1.1
Business acquisition, net of cash acquired	**(2.6)**	(2.2)	—
Proceeds from the sale of investments	**—**	—	1.1
Net cash used for investing activities	**(62.7)**	(47.6)	(34.5)
Financing Activities			
Additions to long-term debt	**148.4**	168.9	138.8
Reductions of long-term debt	**(171.1)**	(198.5)	(161.1)
Net changes to revolving credit agreements	**55.2**	(31.2)	(53.7)
Cash dividends paid	**(25.4)**	(24.0)	(22.3)
Cash dividends paid to noncontrolling interest	**(1.3)**	(1.3)	(1.3)
Financing fees paid	**(2.1)**	—	(0.8)
Purchase of treasury stock	**(4.5)**	(14.0)	—
Other	**—**	—	(0.1)
Net cash used for financing activities	**(0.8)**	(100.1)	(100.5)
Effect of exchange rate changes on cash	**4.0**	(5.2)	4.1
Cash and Cash Equivalents			
Increase for the year	**26.6**	17.8	19.8
Balance at the beginning of the year	**96.6**	78.8	59.0
Balance at the end of the year	$ **123.2**	$ 96.6	$ 78.8

See Notes to Consolidated Financial Statements.

HYSTER-YALE MATERIALS HANDLING, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY

	Temporary Equity	Permanent Equity										
							Accumulated Other Comprehensive Income (Loss)					
	Redeemable Noncontrolling Interest	Class A Common Stock	Class B Common Stock	Treasury Stock	Capital in Excess of Par Value	Retained Earnings	Foreign Currency Translation Adjustment	Deferred Gain (Loss) on Cash Flow Hedging	Pension Adjustment	Total Stockholders' Equity	Noncontrolling Interests	Total Permanent Equity
		(In millions)										
Balance, December 31, 2022	$ 14.2	$ 0.1	$ 0.1	$ —	$ 297.7	$ 152.7	$ (137.0)	$ (37.7)	$ (71.5)	$ 204.4	$ 6.5	$ 210.9
Stock-based compensation	—	—	—	—	29.3	—	—	—	—	29.3	—	29.3
Stock issued under stock compensation plans	—	—	—	0.1	(0.1)	—	—	—	—	—	—	—
Purchase of treasury stock	—	—	—	(0.1)	—	—	—	—	—	(0.1)	—	(0.1)
Net income (loss)	0.7	—	—	—	—	125.9	—	—	—	125.9	0.6	126.5
Cash dividends	(0.9)	—	—	—	—	(22.3)	—	—	—	(22.3)	(0.4)	(22.7)
Accrued dividends	0.9	—	—	—	—	—	—	—	—	—	—	—
Current period other comprehensive income (loss)	—	—	—	—	—	—	18.7	(2.2)	1.5	18.0	—	18.0
Reclassification adjustment to net income (loss)	—	—	—	—	—	—	—	30.9	3.0	33.9	—	33.9
Purchase of noncontrolling interest	—	—	—	—	0.8	—	—	—	—	0.8	(4.0)	(3.2)
Sale of noncontrolling interest	—	—	—	—	—	—	—	—	—	—	(0.7)	(0.7)
Foreign currency translation on noncontrolling interest	(0.1)	—	—	—	—	—	—	—	—	—	0.1	0.1
Balance, December 31, 2023	$ 14.8	$ 0.1	$ 0.1	$ —	$ 327.7	$ 256.3	$ (118.3)	$ (9.0)	$ (67.0)	$ 389.9	$ 2.1	$ 392.0
Stock-based compensation	—	—	—	—	23.6	—	—	—	—	23.6	—	23.6
Stock issued under stock compensation plans	—	—	—	0.4	(14.4)	—	—	—	—	(14.0)	—	(14.0)
Purchase of treasury stock	—	—	—	(14.0)	14.0	—	—	—	—	—	—	—
Net income	0.3	—	—	—	—	142.3	—	—	—	142.3	0.7	143.0
Cash dividends	(0.9)	—	—	—	—	(24.0)	—	—	—	(24.0)	(0.4)	(24.4)
Accrued dividends	0.9	—	—	—	—	—	—	—	—	—	—	—
Current period other comprehensive income (loss)	—	—	—	—	—	—	(43.2)	(30.7)	0.5	(73.4)	—	(73.4)
Reclassification adjustment to net income	—	—	—	—	—	—	—	27.3	3.4	30.7	—	30.7
Purchase of noncontrolling interest	—	—	—	—	—	—	—	—	—	—	1.7	1.7
Foreign currency translation on noncontrolling interest	(0.2)	—	—	—	—	—	—	—	—	—	—	—
Balance, December 31, 2024	$ 14.9	$ 0.1	$ 0.1	$ (13.6)	$ 350.9	$ 374.6	$ (161.5)	$ (12.4)	$ (63.1)	$ 475.1	$ 4.1	$ 479.2

HYSTER-YALE MATERIALS HANDLING, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY

	Temporary Equity	Permanent Equity										
							Accumulated Other Comprehensive Income (Loss)					
	Redeemable Noncontrolling Interest	Class A Common Stock	Class B Common Stock	Treasury Stock	Capital in Excess of Par Value	Retained Earnings	Foreign Currency Translation Adjustment	Deferred Gain (Loss) on Cash Flow Hedging	Pension Adjustment	Total Stockholders' Equity	Noncontrolling Interests	Total Permanent Equity
Balance, December 31, 2024	$ 14.9	$ 0.1	$ 0.1	$ (13.6)	$ 350.9	$ 374.6	$ (161.5)	$ (12.4)	$ (63.1)	$ 475.1	$ 4.1	$ 479.2
Stock-based compensation	—	—	—	—	7.5	—	—	—	—	7.5	—	7.5
Stock issued under stock compensation plans	—	—	—	3.7	(8.2)	—	—	—	—	(4.5)	—	(4.5)
Purchase of treasury stock	—	—	—	(4.5)	4.5	—	—	—	—	—	—	—
Net income (loss)	0.9	—	—	—	—	(60.1)	—	—	—	(60.1)	0.3	(59.8)
Cash dividends	(0.9)	—	—	—	—	(25.4)	—	—	—	(25.4)	(0.4)	(25.8)
Accrued dividends	0.9	—	—	—	—	—	—	—	—	—	—	—
Current period other comprehensive income	—	—	—	—	—	—	58.0	17.2	1.6	76.8	—	76.8
Reclassification adjustment to net income	—	—	—	—	—	—	—	(0.9)	3.5	2.6	—	2.6
Purchase of noncontrolling interest	—	—	—	—	—	—	—	—	—	—	0.2	0.2
Foreign currency translation on noncontrolling interest	0.3	—	—	—	—	—	—	—	—	—	0.1	0.1
Balance, December 31, 2025	$ 16.1	$ 0.1	$ 0.1	$ (14.4)	$ 354.7	$ 289.1	$ (103.5)	$ 3.9	$ (58.0)	$ 472.0	$ 4.3	$ 476.3

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
HYSTER-YALE, INC. AND SUBSIDIARIES
(Dollars in Millions, Except Per Share Data)

NOTE 1—Principles of Consolidation and Nature of Operations

The Consolidated Financial Statements include the accounts of Hyster-Yale, Inc., a Delaware corporation, and the accounts of Hyster-Yale's wholly owned domestic and international subsidiaries and majority-owned joint ventures (collectively, "Hyster-Yale" or the "Company"). All intercompany accounts and transactions among the consolidated companies are eliminated in consolidation.

The Company, through its wholly owned operating subsidiary, Hyster-Yale Materials Handling, Inc. ("HYMH"), designs, engineers, manufactures, sells and services a comprehensive line of lift trucks, parts, fleet management services, technology and energy solutions marketed globally primarily under the Hyster®, Yale® and Nuvera® brand names, mainly to independent Hyster® and Yale® retail dealerships. Lift trucks and component parts are manufactured in the United States ("U.S."), Northern Ireland, China, the Netherlands, Mexico, the Philippines, Brazil, Japan, Italy and Vietnam. The sale of parts represents approximately 16%, 14%, and 15% of total revenues as reported in 2025, 2024 and 2023, respectively.

The Company owns a 90% majority interest in Hyster-Yale Maximal Forklift (Zhejiang) Co., Ltd. ("Hyster-Yale Maximal"), a manufacturer of low-intensity and standard lift trucks and specialized material handling equipment. Hyster-Yale Maximal also designs and produces specialized products in the port equipment and rough terrain forklift markets.

Bolzoni manufactures precision-engineered lift truck attachments, forks, masts and lift tables designed for handling delicate and specialized loads. These solutions are marketed under the Bolzoni®, Auramo® and Meyer® brand names and the Silver Line product portfolio. Bolzoni also produces components for lift truck manufacturers. Bolzoni products are manufactured in Italy, the U.S., China, Germany, Finland and Brazil. Through the design, production and distribution of a wide range of attachments, Bolzoni has a strong presence in the lift-truck attachments market and industrial material handling.

During the year ended December 31, 2025, the Company announced a strategic business realignment of Nuvera Fuel Cells, LLC ("Nuvera") designed both to increase near-term profits and to create an integrated energy solutions program in the Americas segment, which is part of the HYMH business. Nuvera was merged into HYMH in the second quarter of 2025. As a result, the Company revised its operating segments to reflect changes in the way the chief operating decision maker ("CODM") manages and evaluates the business. These changes did not impact the Company's Consolidated Financial Statements, but did impact its reportable segments. The historical and current results of the former Nuvera segment are now presented within the Americas operating segment. Refer to Note 4, *Business Segments*, for additional information on the Company's reportable segments. Comparative prior period amounts have been recast to reflect the segment change.

Investments in Sumitomo NACCO Forklift Co., Ltd. ("SN"), a 50% owned joint venture, and HYG Financial Services, Inc. ("HYGFS"), a 20% owned joint venture, are accounted for by the equity method. SN operates manufacturing facilities in Japan, the Philippines and Vietnam from which the Company purchases certain components, service parts and lift trucks. Sumitomo Heavy Industries, Ltd. owns the remaining 50% interest in SN. Each stockholder of SN is entitled to appoint directors representing 50% of the vote of SN's board of directors. All matters related to policies and programs of operation, manufacturing and sales activities require mutual agreement between the Company and Sumitomo Heavy Industries, Ltd. prior to a vote of SN's board of directors. HYGFS is a joint venture with Wells Fargo Financial Leasing, Inc. ("WF"), formed primarily for the purpose of providing financial services to independent Hyster® and Yale® lift truck dealers and major account customers in the United States. Major account customers are large customers with centralized purchasing and geographically dispersed operations in multiple dealer territories. The Company's percentage share of the net income or loss from these equity investments is included in "Income from unconsolidated affiliates" in the "Other (income) expense" portion of the Consolidated Statements of Operations.

NOTE 2—Significant Accounting Policies

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and judgments. These estimates and judgments affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities (if any) at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: Cash and cash equivalents include cash in banks and highly liquid investments with original maturities of three months or less.

Accounts Receivable, Net of Allowances: Allowances are maintained against accounts receivable for doubtful accounts. Allowances for doubtful accounts are maintained for estimated losses resulting from the inability or unwillingness of customers to make required payments. These allowances are based on historical experience, existing economic trends and both recent trends of specific customers estimated to be a greater credit risk as well as general trends of the entire customer pool. Accounts are written off against the allowance when it becomes evident collection will not occur.

Changes in the Company's allowance for doubtful accounts, including write-offs, are as follows:

	2025	2024
Balance at January 1	$ 6.6	$ 13.2
Charged to costs and expenses	1.9	2.2
Write-offs	(0.3)	(4.3)
Recoveries	(1.6)	(4.0)
Foreign currency effect	0.2	(0.5)
Balance at December 31	$ 6.8	$ 6.6

The allowance for doubtful accounts balance includes allowance of receivables classified as long-term of $4.5 million and $3.9 million in 2025 and 2024, respectively.

Self-insurance Liabilities: The Company is generally self-insured for product liability, environmental liability and medical and workers' compensation claims. For product liability, catastrophic insurance coverage is retained for potentially significant individual claims. The Company also has insurance for certain historic product liability claims. An estimated provision for claims reported and for claims incurred but not yet reported under the self-insurance programs is recorded and revised periodically based on industry trends, historical experience and management judgment. In addition, industry trends are considered within management judgment for valuing claims. Changes in assumptions for such matters as legal judgments and settlements, legal defense costs, inflation rates, medical costs and actual experience could cause estimates to change in the near term.

Advertising Costs: Advertising costs are expensed as incurred. Total advertising expense was $11.5 million, $11.7 million and $10.6 million in 2025, 2024 and 2023, respectively.

Research and Development Costs: Expenses associated with the development of new products and changes to existing products are charged to expense as incurred. These costs amounted to $137.2 million, $135.9 million and $119.7 million in 2025, 2024 and 2023, respectively.

Foreign Currency: Assets and liabilities of non-U.S. operations are generally translated into U.S. dollars at the fiscal year-end exchange rate. The related translation adjustments are recorded as a separate component of equity. Revenues and expenses of all non-U.S. operations are translated using average monthly exchange rates prevailing during the year.

The following table includes other significant accounting policies that are described in other notes to the Consolidated Financial Statements, including the footnote number:

Significant Accounting Policy	Note
Revenue Recognition	Revenue Recognition (Note 3)
Reportable segments	Business Segments (Note 4)
Stock-based compensation	Common Stock and Earnings per Share (Note 5)
Income taxes	Income Taxes (Note 6)
Derivatives and hedging activities	Financial Instruments and Derivative Financial Instruments (Note 8)
Fair value of financial instruments	Financial Instruments and Derivative Financial Instruments (Note 8) and Retirement Benefit Plans (Note 9)
Pension	Retirement Benefit Plans (Note 9)
Inventories	Inventories (Note 10)
Property, plant and equipment	Property, Plant and Equipment, Net (Note 11)
Impairment or disposal of long-lived assets	Property, Plant and Equipment, Net (Note 11)
Goodwill and intangible assets	Goodwill and Intangible Assets (Note 12)
Contingencies	Contingencies (Note 16)

Recently Issued Accounting Standards

Adopted Accounting Pronouncements

The following table provides a brief description of the accounting standard update ("ASU") adopted for the year ended December 31, 2025 and the effect, if any, on the Company's financial position, results of operations, cash flows or related disclosures:

Standard	Required Date of Adoption	Effect on the financial statements or other significant matters
ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740)	Annual periods after December 15, 2024	The standard generally expands the disclosures required for income taxes in the Company's annual consolidated financial statements, primarily through enhanced disclosures about significant income tax expense and payments by jurisdiction. The Company adopted the new standard prospectively. The adoption of this standard did not have a material impact on the consolidated financial statements. Refer to Note 6, *Income Taxes*.

The following table provides a brief description of ASUs not yet adopted:

Standard	Description	Required Date of Adoption	Effect on the financial statements or other significant matters
ASU 2024-03— Disaggregation of Income Statement Expenses	The guidance requires disaggregated disclosures of income statement expenses.	Annual periods after December 15, 2026	The Company is currently evaluating the guidance and the effect on its related disclosures.
ASU 2025-09— Derivatives and Hedging	The guidance expands the use of hedge accounting to more closely align with the economics of an entity's risk management activities.	Interim and annual periods after December 15, 2026	The Company is currently evaluating the guidance and the effect on its related disclosures.
ASU 2025-06— Intangibles — Goodwill and other — Internal use software	The guidance amends certain aspects of the accounting for and disclosure of software costs.	Interim and annual periods after December 15, 2027	The Company is currently evaluating the guidance and the effect on its related disclosures.
ASU 2025-11— Interim Reporting	The guidance provides additional guidance on interim disclosure reporting requirements and creates a disclosure principal that requires entities to disclose events since the end of the last annual reporting period that have a material impact on the entity.	Interim periods after December 15, 2027	The Company is currently evaluating the guidance and the effect on its related disclosures.

NOTE 3—Revenue

Revenue is recognized when obligations under the terms of a contract with the customer are satisfied, which occurs when control of the trucks, parts, or services are transferred to the customer. Revenue is measured as the amount of consideration expected to be received in exchange for transferring goods or providing services. The satisfaction of performance obligations under the terms of a revenue contract generally gives rise for the right to payment from the customer. The Company's standard payment terms vary by the type and location of the customer and the products or services offered. Generally, the time between when revenue is recognized and when payment is due is not significant. Given the insignificant days between revenue recognition and receipt of payment, financing components do not exist between the Company and its customers. Taxes collected from customers are excluded from revenue. The estimated costs of product warranties are recognized as expense when the products are sold. See Note 15, *Product Warranties*, for further information on product warranties.

The majority of the Company's sales contracts contain performance obligations satisfied at a point in time when title and risks and rewards of ownership have transferred to the customer. Revenues for service contracts are recognized as the services are provided.

The Company also records variable consideration in the form of estimated reductions to revenues for customer programs and incentive offerings, including special pricing agreements, promotions and other volume-based incentives. Lift truck sales revenue is recorded net of estimated discounts. The estimated discount amount is based upon historical experience and trend analysis for each lift truck model. In addition to standard discounts, dealers can also request additional discounts that allow them to offer price concessions to customers. From time to time, the Company offers special incentives to increase market share or dealer stock and offers certain customers volume rebates if a specified cumulative level of purchases is obtained.

For contracts with customers that include multiple performance obligations, judgment is required to determine whether performance obligations specified in these contracts are distinct and should be accounted for as separate revenue transactions for recognition purposes. For such arrangements, revenue is allocated to each performance obligation based on its relative standalone selling price. Standalone selling prices are generally determined based on the prices charged to customers or using expected cost plus margin. Impairment losses recognized on receivables or contract assets were not significant for the years ended December 31, 2025, 2024 and 2023.

The Company generally expenses sales commissions when incurred because the amortization period would have been one year or less. These costs are included in "Selling, general and administrative expenses" in the Consolidated Statements of Operations.

The Company pays for shipping and handling activities regardless of when control is transferred and has elected to account for shipping and handling as activities to fulfill the promise to transfer the good, rather than a promised service. These costs are included in "Cost of sales" in the Consolidated Statements of Operations.

The following table disaggregates revenue by category:

| | YEAR ENDED DECEMBER 31, 2025 | | | | | |
| | Lift truck business | | | | | |
	Americas	EMEA	JAPIC	Bolzoni	Elims	Total
Dealer sales	$ 1,201.7	$ 444.0	$ 155.6	$ —	$ —	$ 1,801.3
Direct customer sales	695.2	5.4	—	—	—	700.6
Service and parts sales	758.3	98.5	26.5	—	—	883.3
Other	160.7	22.0	1.4	333.1	(133.1)	384.1
Total Revenues	$ 2,815.9	$ 569.9	$ 183.5	$ 333.1	$ (133.1)	$ 3,769.3

| | YEAR ENDED DECEMBER 31, 2024 | | | | | |
| | Lift truck business | | | | | |
	Americas	EMEA	JAPIC	Bolzoni	Elims	Total
Dealer sales	$ 1,690.8	$ 572.2	$ 157.3	$ —	$ —	$ 2,420.3
Direct customer sales	669.6	5.6	—	—	—	675.2
Service and parts sales	727.4	104.1	25.8	—	—	857.3
Other	135.6	25.7	0.6	379.1	(185.6)	355.4
Total Revenues	$ 3,223.4	$ 707.6	$ 183.7	$ 379.1	$ (185.6)	$ 4,308.2

| | YEAR ENDED DECEMBER 31, 2023 | | | | | |
| | Lift truck business | | | | | |
	Americas	EMEA	JAPIC	Bolzoni	Elims	Total
Dealer sales	$ 1,565.6	$ 679.2	$ 172.9	$ —	$ —	$ 2,417.7
Direct customer sales	541.3	9.4	—	—	—	550.7
Service and parts sales	700.0	110.7	27.9	—	—	838.6
Other	93.7	21.2	0.3	375.3	(179.2)	311.3
Total Revenues	$ 2,900.6	$ 820.5	$ 201.1	$ 375.3	$ (179.2)	$ 4,118.3

Dealer sales are recognized when the Company transfers control based on the shipping terms of the contract, which is generally when the truck is shipped from the manufacturing facility to the dealers. The majority of direct customer sales are to major customers. In these transactions, the Company transfers control and recognizes revenue when it delivers the product to the customer according to the terms of the contract. Service and parts sales represent parts sales, extended warranty and maintenance services. For the sale of parts, the Company transfers control and recognizes revenue when parts are shipped to the customer. When customers are given the right to return eligible parts and accessories, the Company estimates the expected returns based on an analysis of historical experience. The Company adjusts estimated revenues at the earlier of when the most likely amount of consideration expected to be received changes or when the consideration becomes fixed. The Company recognizes revenue for extended warranty and maintenance agreements based on the standalone selling price over the life of the contract, which reflects the costs to perform under these contracts and corresponds with, and thereby depicts, the transfer of control to the customer. Bolzoni revenue from external customers is primarily the sale of attachments to customers. In these transactions, the Company transfers control and recognizes revenue according to the shipping terms of the contract. In the U.S.,

Bolzoni also has revenue for sales of forklift components to HYMH plants. In all revenue transactions, the Company receives cash equal to the invoice price and amount of consideration received and the revenue recognized may vary with changes in marketing incentives. Intercompany revenues between Bolzoni and the lift truck business have been eliminated.

Deferred Revenue: The Company defers revenue for transactions that have not met the criteria for recognition at the time payment is collected, including extended warranties and maintenance contracts. In addition, for certain products, services and customer types, the Company collects payment prior to the transfer of control to the customer. Changes in the Company's deferred revenue are as follows:

	2025	2024
Balance, January 1	$ 71.3	$ 92.5
Customer deposits and billings	63.6	60.4
Revenue recognized	(69.8)	(81.3)
Foreign currency effect	0.5	(0.3)
Balance, December 31	$ 65.6	$ 71.3

NOTE 4—Business Segments

The Company defines reportable and operating segments on the same basis used to evaluate performance internally by the CODM, which the Company has determined is the Chief Executive Officer. The Company uses operating profit (loss) to evaluate segment profitability. The CODM uses operating profit (loss) to allocate resources predominately in the annual forecasting process and as the measure of segment profit or loss. The CODM considers forecast-to-actual variances on a monthly basis when assessing segment performance and making decisions about allocating resources to the segments. The Company has four segments, which include three in the lift truck business, as well as Bolzoni.

Operating segments within the lift truck business include the Americas, EMEA and JAPIC, collectively the "lift truck business." Americas includes lift truck operations in the U.S., Canada, Mexico, Brazil, Latin America and the corporate headquarters. EMEA includes operations in Europe, the Middle East and Africa. JAPIC includes operations in the Asia and Pacific regions, including China. Certain amounts are allocated to these geographic operating segments and are included in the reportable segment results presented below, including product development costs, corporate headquarters' expenses and information technology infrastructure costs. These allocations among geographic operating segments are determined by senior management and not directly incurred by the geographic operations. In addition, other costs are incurred directly by these geographic operating segments based upon the location of the manufacturing plant or sales units, including manufacturing variances, product liability, warranty and sales discounts, which may not be associated with the geographic operating segments of the ultimate end user sales location where revenues and margins are reported. Therefore, the reported results of each operating segment for the lift truck business cannot be considered stand-alone entities as all segments are inter-related and integrate into a single global lift truck business.

The Company reports the results of Bolzoni as a separate segment. Intercompany sales between Bolzoni and the lift truck business have been eliminated.

During 2025, the Company announced a strategic business realignment of Nuvera designed both to increase near-term profits and to create an integrated energy solutions program in the Americas, which is part of the HYMH business. Nuvera was merged into HYMH in the second quarter of 2025. As a result, the Company revised its operating segments to reflect changes in the way the CODM manages and evaluates the business. These changes did not impact the Company's Consolidated Financial Statements, but did impact its reportable segments. The historical and current results of the former Nuvera segment are now presented within the Americas operating segment. Comparative prior period amounts have been recast to reflect the segment change.

Financial information for each of the reportable segments is presented in the following table. See Note 1, *Principles of Consolidation and Nature of Operations,* for a discussion of the Company's product lines. Refer to Note 2, *Significant Accounting Policies*, for a description of the accounting policies of the reportable segments as well as a reference table for the remaining accounting policies described in the accompanying footnotes.

		2025		2024		2023
Revenues from external customers						
Americas	$	**2,815.9**	$	3,223.4	$	2,900.6
EMEA		**569.9**		707.6		820.5
JAPIC		**183.5**		183.7		201.1
Lift truck business		**3,569.3**		4,114.7		3,922.2
Bolzoni		**333.1**		379.1		375.3
Eliminations		**(133.1)**		(185.6)		(179.2)
Total	$	**3,769.3**	$	4,308.2	$	4,118.3
Cost of Sales						
Americas	$	**2,330.9**	$	2,538.0	$	2,343.9
EMEA		**515.8**		599.5		699.5
JAPIC		**170.9**		167.1		175.6
Lift truck business		**3,017.6**		3,304.6		3,219.0
Bolzoni		**253.7**		293.7		293.1
Eliminations		**(134.8)**		(185.6)		(179.4)
Total	$	**3,136.5**	$	3,412.7	$	3,332.7
Gross profit						
Americas	$	**485.0**	$	685.4	$	556.7
EMEA		**54.1**		108.1		121.0
JAPIC		**12.6**		16.6		25.5
Lift truck business		**551.7**		810.1		703.2
Bolzoni		**79.4**		85.4		82.2
Eliminations		**1.7**		—		0.2
Total	$	**632.8**	$	895.5	$	785.6
Selling, general and administrative expenses						
Americas	$	**387.9**	$	401.0	$	360.0
EMEA		**115.8**		117.1		108.9
JAPIC		**36.9**		38.0		41.1
Lift truck business		**540.6**		556.1		510.0
Bolzoni		**75.9**		72.0		66.9
Total	$	**616.5**	$	628.1	$	576.9
Adjustments [a]						
Americas	$	**28.8**	$	7.3	$	—
EMEA		**4.5**		2.4		—
JAPIC		**1.9**		8.6		—
Lift truck business		**35.2**		18.3		—
Bolzoni		**3.2**		4.3		—
Total	$	**38.4**	$	22.6	$	—

	2025		2024		2023
Operating profit (loss)					
Americas	$	68.3	$ 277.1	$	196.7
EMEA		(66.2)	(11.4)		12.1
JAPIC		(26.2)	(30.0)		(15.6)
Lift truck business		(24.1)	235.7		193.2
Bolzoni		0.3	9.1		15.3
Eliminations		1.7	—		0.2
Total	$	(22.1)	$ 244.8	$	208.7
Interest expense					
Americas	$	29.1	$ 30.8	$	33.2
EMEA		0.7	1.9		3.2
JAPIC		1.2	1.2		1.4
Eliminations		(0.9)	(1.1)		(1.2)
Lift truck business		30.1	32.8		36.6
Bolzoni		2.2	2.1		2.0
Eliminations		(1.1)	(1.1)		(1.3)
Total	$	31.2	$ 33.8	$	37.3
Total assets					
Americas	$	1,619.7	$ 1,938.6	$	1,740.8
EMEA		668.7	678.5		808.5
JAPIC		263.2	252.9		276.8
Eliminations		(667.6)	(928.3)		(836.2)
Lift truck business		1,884.0	1,941.7		1,989.9
Bolzoni		325.3	290.8		303.8
Eliminations		(188.7)	(203.3)		(214.6)
Total	$	2,020.6	$ 2,029.2	$	2,079.1
Depreciation and amortization					
Americas	$	18.0	$ 19.6	$	17.3
EMEA		9.0	8.5		8.2
JAPIC		6.4	7.8		7.9
Lift truck business		33.4	35.9		33.4
Bolzoni		12.4	11.7		11.7
Total	$	45.8	$ 47.6	$	45.1
Capital expenditures					
Americas	$	(37.5)	$ (29.9)	$	(20.4)
EMEA		(10.9)	(5.7)		(6.6)
JAPIC		(5.9)	(5.3)		(3.3)
Lift truck business		(54.3)	(40.9)		(30.3)
Bolzoni		(8.2)	(6.9)		(5.1)
Total	$	(62.5)	$ (47.8)	$	(35.4)

[a] Consists of restructuring and impairment charges recognized during the years ended December 31, 2025 and 2024 related to programs initiated in 2025 and 2024 as part of the Company's global workforce reduction, strategic realignment of Nuvera and manufacturing footprint optimization. See Note 19, *Restructuring and Impairment Charges*, of the Company's Consolidated Financial Statements for further discussion.

Data by Geographic Region

No single country outside of the U.S. comprised 10% or more of revenues from unaffiliated customers. The "Other" category below includes Canada, Mexico, South America and the Asia and Pacific regions. In addition, no single customer comprised 10% or more of revenues from unaffiliated customers.

	U.S.		Europe, Middle East and Africa		Other		Consolidated	
2025								
Revenues from unaffiliated customers, based on the customers' location	$	**2,529.9**	$	**689.3**	$	**550.1**	$	**3,769.3**
Long-lived tangible assets	$	**197.3**	$	**98.8**	$	**91.1**	$	**387.2**
2024								
Revenues from unaffiliated customers, based on the customers' location	$	2,874.4	$	817.9	$	615.9	$	4,308.2
Long-lived tangible assets	$	194.1	$	82.6	$	85.5	$	362.2
2023								
Revenues from unaffiliated customers, based on the customers' location	$	2,542.9	$	930.5	$	644.9	$	4,118.3
Long-lived tangible assets	$	179.1	$	90.5	$	101.1	$	370.7

NOTE 5—Common Stock and Earnings per Share

The Company's Class A common stock is traded on the New York Stock Exchange under the ticker symbol "HY." Because of transfer restrictions on Class B common stock, no trading market has developed, or is expected to develop, for the Company's Class B common stock. The Class B common stock is convertible into Class A common stock on a one-for-one basis at any time at the request of the holder. The Company's Class A common stock and Class B common stock have the same cash dividend rights per share. The Class A common stock has one vote per share and the Class B common stock has ten votes per share. The total number of authorized shares of Class A common stock and Class B common stock at December 31, 2025 was 125 million shares and 35 million shares, respectively. At December 31, 2025 and 2024, 245,063 and 204,435 treasury shares of Class A common stock were outstanding, respectively.

Stock Compensation: The Company has stock compensation plans for certain employees in the U.S. that allow the grant of shares of Class A common stock, subject to restrictions, as a means of retaining and rewarding them for long-term performance and to increase ownership in the Company. Shares awarded under the plans are fully vested and entitle the stockholder to all rights of common stock ownership except that shares may not be assigned, pledged or otherwise transferred during the restriction period. In general, the restriction period ends at the earliest of (i) five years after the participant's retirement date, (ii) four, seven or ten years from the award date, as defined in the award, or (iii) the participant's death or permanent disability. Pursuant to the plans, the Company issued 170,431, 355,452 and 423,596 shares related to the years ended December 31, 2025, 2024 and 2023, respectively. After the issuance of these shares, there will be 562,977 shares of Class A common stock available for issuance under these plans. Compensation expense related to these share awards was $5.5 million ($5.0 million net of tax), $21.8 million ($18.6 million net of tax) and $27.5 million ($23.5 million net of tax) for the years ended 2025, 2024 and 2023, respectively. Compensation expense at the grant date represents fair value based on the market price of the shares of Class A common stock. The Company also has a stock compensation plan for non-employee directors of the Company under which a portion of the non-employee directors' annual retainer is paid in restricted shares of Class A common stock. For the year ended December 31, 2025, $150,000 of each non-employee director's retainer of $226,000 was paid in restricted shares of Class A common stock. For the year ended December 31, 2024, $145,000 of $216,000 was paid in restricted shares of Class A common stock. For the year ended December 31, 2023, $140,000 of $208,000 was paid in restricted shares of Class A common stock. Shares awarded under the plan are fully vested and entitle the stockholder to all rights of common stock ownership except that shares may not be assigned, pledged or otherwise transferred during the restriction period. In general, the restriction period ends at the earliest of (i) ten years from the award date, (ii) the date of the director's death or permanent disability, (iii) five years (or earlier with the approval of the Board of Directors) after the director's date of retirement from the Board of Directors, or (iv) the date on which the director has both retired from the Board of Directors and reached 70 years of age. Pursuant to this plan, the Company issued 49,426, 26,790 and 34,239 shares related to the years ended December 31, 2025, 2024 and 2023, respectively. In addition to the mandatory retainer fee received in restricted stock, directors may elect to receive shares of Class A common stock in lieu of cash for up to 100% of the balance of their annual retainer, meeting attendance fees, committee retainer and any committee chairman's fees. These voluntary shares are not subject to any restrictions. Total shares issued under voluntary elections were 2,559, 779 and 726 in 2025, 2024 and 2023, respectively. After the issuance of these shares, there were 85,481 shares of Class A common stock available for issuance under this directors' plan. Compensation expense related to these awards was $1.9 million ($1.7 million net of tax), $1.7 million ($1.5 million net of tax) and $1.8 million ($1.5 million net of tax) for the years ended December 31, 2025, 2024 and 2023, respectively. Compensation expense at the grant date represents fair value based on the market price of the shares of Class A common stock.

Earnings per Share: For purposes of calculating earnings per share, no adjustments have been made to the reported amounts of net income attributable to stockholders. In addition, basic and diluted earnings per share for Class A common stock are the same as Class B common stock. The weighted average number of shares of Class A common stock and Class B common stock outstanding used to calculate basic and diluted earnings per share were as follows:

	2025	2024	2023
Basic weighted average shares outstanding	17.670	17.442	17.137
Dilutive effect of restricted stock awards	—	0.268	0.248
Diluted weighted average shares outstanding	17.670	17.710	17.385
Basic Earnings (Loss) per share	$ (3.40)	$ 8.16	$ 7.35
Diluted Earnings (Loss) per share	$ (3.40)	$ 8.04	$ 7.24
Cash dividends per share	$ 1.4300	$ 1.3750	$ 1.2975

Restricted stock awards for 2025 are expected to be issued in 2026.

NOTE 6—Income Taxes

The components of income (loss) before income taxes and provision (benefit) for income taxes for the years ended December 31 are as follows:

	2025	2024	2023
Income (loss) before income taxes			
U.S.	$ (42.3)	$ 184.9	$ 114.1
Non-U.S.	(0.6)	34.1	66.9
Total	$ (42.9)	$ 219.0	$ 181.0
Income tax provision			
Current tax provision:			
Federal	$ 0.2	$ 52.9	$ 32.0
State	0.9	12.9	8.0
Non-U.S.	15.5	17.2	14.0
Total current	$ 16.6	$ 83.0	$ 54.0
Deferred tax provision (benefit):			
Federal	$ (0.4)	$ 0.3	$ 0.6
State	—	(0.1)	—
Non-U.S.	(1.1)	(8.4)	(1.7)
Total deferred	$ (1.5)	$ (8.2)	$ (1.1)
Total	$ 15.1	$ 74.8	$ 52.9

Upon adoption of ASU 2023-09, Improvements to Income Tax disclosures, as described in Note 2, *Significant Accounting Policies*, the company's income tax payments, net of refunds received, during the year ended December 31, 2025 were as follows:

	2025
Federal	$ 15.8
State	3.1
Non-U.S.	
Netherlands	7.9
Italy	3.0
China	3.0
Other countries	4.0
Total	$ 36.8

The Company made income tax payments, net of refunds, of $85.6 million and $52.9 million during 2024 and 2023, respectively.

Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 2, *Summary of Significant Accounting Policies*, a reconciliation of the U.S. federal statutory rate to the reported income tax rate for the year ended December 31, 2025, is as follows:

	2025	
	Amount	Percent
U.S. Federal Statutory Rate Taxes	$ (9.0)	21.0 %
State & Local Income Taxes, Net of Federal Income Tax Effect (a)	0.7	(1.6)%
Foreign Tax Effects		
Brazil		
Valuation allowance	3.0	(7.0)%
Other	(0.2)	0.5 %
China		
Valuation allowance	1.3	(3.0)%
Other	1.1	(2.6)%
United Kingdom		
Tax Rate Differential	(1.4)	3.3 %
Valuation Allowance	9.4	(21.9)%
Other	(0.1)	0.2 %
Other Foreign Jurisdictions	1.8	(4.2)%
Effect of Cross Border Tax Laws	0.3	(0.7)%
Tax Credits		
Research and Development Tax Credit	(3.4)	7.9 %
Other	0.1	(0.2)%
Changes in Valuation Allowance	11.1	(25.9)%
Nontaxable or Nondeductible Items		
Nondeductible Compensation	1.8	(4.2)%
Equity Earnings	(1.6)	3.7 %
Other	0.2	(0.5)%
Changes in Unrecognized Tax Benefits	0.2	(0.5)%
Other Adjustments	(0.2)	0.5 %
Effective Tax Rate (b)	$ 15.1	(35.2)%

(a) State taxes in Texas and Pennsylvania made up the majority (greater than 50%) of the tax effect in this category.

(b) In applying the income tax rate reconciliation disclosure requirements, management evaluated reconciling items using both quantitative and qualitative materiality considerations. Certain reconciling items that exceeded quantitative thresholds have been aggregated where separate presentation would not enhance an understanding of the Company's income tax provision or effective tax rate.

A reconciliation of the U.S. federal statutory rate to the reported income tax rate for the year ended December 31, 2024 and 2023, in accordance with the guidance prior to the adoption of ASU 2023-09 is as follows:

	2024	2023
Income (loss) before income taxes	$ 219.0	$ 181.0
Statutory taxes at 21%	$ 46.0	$ 38.0
Valuation allowance	19.9	12.1
State income taxes	6.1	5.8
Non -U.S rate differences	5.6	3.2
Nondeductible compensation	4.2	4.2
Global intangible low-taxed income	3.0	1.7
Other	0.9	(0.3)
Base-erosion and anti-abuse tax	—	(0.1)
Foreign derived intangible income	(6.0)	(3.4)
Federal income tax credits	(3.4)	(4.0)
Tax controversy resolution	(1.1)	(3.0)
Equity interest earnings	(0.4)	(1.3)
Income tax provision	$ 74.8	$ 52.9
Reported income tax rate	34.2 %	29.2 %

The Company has determined that it is impracticable to calculate the amount of deferred taxes that would be applicable to all of its investments in non-U.S. subsidiaries. However, the Company has provided for anticipated taxes on unremitted non-U.S. earnings for which no reinvestment plan has been identified and that may be repatriated in the foreseeable future.

The Company has elected to account for the global intangible low-taxed income ("GILTI") tax in the period in which it is incurred, and therefore has not provided any deferred tax amounts for GILTI.

On July 4, 2025, the President of the United States signed the One Big Beautiful Bill Act (the "OBBBA") into law. The OBBBA includes provisions effective in 2025 that restore immediate expensing for domestic research and development costs, allow 100% bonus depreciation for qualifying property, and modify the limitation on the deductibility of business interest expense. The Company reflected the effects of these changes in its income tax provision for the year ended December 31, 2025.

The requirement to capitalize and amortize foreign research and development expenditures over fifteen years was not modified by the OBBBA. This continued requirement has had and will continue to have a material impact on the Company's future cash payments for income taxes but decreasingly over time.

A detailed summary of the total deferred tax assets and liabilities in the Consolidated Balance Sheets resulting from differences in the book and tax basis of assets and liabilities is as follows:

	December 31	
	2025	2024
Deferred tax assets		
Research and development capitalization	$ **76.3**	$ 78.5
Tax attribute carryforwards	**59.1**	33.1
Product warranties	**15.4**	16.5
Accrued expenses and reserves	**12.9**	16.3
Accrued product liability	**10.0**	9.2
Inventories	**5.1**	3.0
Other	**8.9**	12.1
Total deferred tax assets	**187.7**	168.7
Less: Valuation allowance	**165.9**	144.3
	21.8	24.4

	December 31	
	2025	2024
Deferred tax liabilities		
Depreciation and amortization	**17.5**	20.5
Accrued pension benefits	**4.2**	3.8
Unremitted earnings	**1.5**	1.8
Total deferred tax liabilities	**23.2**	26.1
Net deferred tax asset (liability)	$ **(1.4)**	$ (1.7)

The following table summarizes the tax carryforwards and associated carryforward periods and related valuation allowances where the Company has determined that realization is uncertain:

	December 31, 2025		
	Net deferred tax asset	Valuation allowance	Carryforwards expire during:
Non-U.S. net operating loss	$ **34.7**	$ **29.3**	**2026-Indefinite**
U.S. net operating loss	**10.3**	**10.3**	**Indefinite**
Non-U.S. capital losses	**8.0**	**8.0**	**Indefinite**
State net operating losses and credits	**5.3**	**5.1**	**2026-Indefinite**
Research and development credit	**0.3**	**0.3**	**Indefinite**
Disallowed interest and other	**1.8**	**1.8**	**2030-Indefinite**
Less: Unrecognized tax benefits	**(1.3)**	**—**	
Total	$ **59.1**	$ **54.8**	

	December 31, 2024		
	Net deferred tax asset	Valuation allowance	Carryforwards expire during:
Non-U.S. net operating loss	$ 23.1	$ 18.7	2025 - Indefinite
Non-U.S. capital losses	7.3	7.3	Indefinite
State net operating losses and credits	3.7	3.6	2025 - Indefinite
Less: Unrecognized tax benefits	(1.0)	—	
Total	$ 33.1	$ 29.6	

The Company continually evaluates its deferred tax assets to determine if a valuation allowance is required. A valuation allowance is required where realization is determined to no longer meet the "more likely than not" standard. The establishment of a valuation allowance does not have an impact on cash, nor does such an allowance preclude the Company from using its loss carryforwards or other deferred tax assets in future periods. The tax net operating losses attributable to Brazil, China and the United Kingdom ("U.K.") comprise a substantial portion of the non-U.S. net operating loss deferred tax assets. The Brazilian and U.K. net operating losses do not expire under local law, while Chinese losses expire after five years.

During 2024, the Company assessed the realizability of its deferred tax assets in Brazil and concluded that a portion met the more likely than not threshold for realization. This conclusion was based on the anticipated reversal of deferred temporary differences, historical and forecasted operating results, and projections of future taxable income over the Company's forecast period. As result, the Company recognized a tax benefit of $4.3 million in 2024 related to a partial release of the valuation allowance previously recorded against Brazilian deferred tax assets.

In 2025, the Company's Brazilian operations generated an operating loss resulting in the creation of additional deferred tax assets. Based on updated projections of future taxable income and the expected utilization of net operating losses, the Company determined that these incremental deferred tax assets did not meet the more likely than not realization threshold. Accordingly, the Company recorded an additional valuation allowance of $3.0 million in 2025, which primarily relates to the current-year operating loss and net operating losses not expected to be realized within the forecast period.

Starting in 2021, the Company determined that the evidence available no longer supported a more likely than not standard for realization of its U.S. and U.K deferred tax assets due to cumulative pretax losses, lack of available tax planning strategies and declining forecasts due to supply and logistics constraints. While both the U.S. and U.K operations generated positive earnings during 2024, the Company incurred operating losses in both jurisdictions during 2025. After considering historical earnings and trends, recent operating performance, forecasted earnings, and the relevant expiration of carryforwards for both jurisdictions, the Company concluded the valuation allowances provided remain appropriate. Although the Company expects earnings over the longer term for its U.S. and U.K operations, it believes such longer-term forecasts are not sufficient evidence to support the future realization of the deferred tax assets. Accordingly, as of December 31, 2025, the Company has provided a valuation allowance of $124.5 million and $16.3 million against the deferred tax assets of the U.S. and U.K., respectively.

During 2025 and 2024, the valuation allowance provided against deferred tax assets increased by $21.6 million and $17.7 million, respectively. The change in the total valuation allowance in 2025 and 2024 included a net increase in tax expense of $24.6 million and $19.9 million, respectively, and a net decrease of $3.0 million and $2.2 million in 2025 and 2024, respectively, recorded directly in equity.

As of December 31, 2025, the Company had gross net operating loss carryforwards in the U.S. of $48.9 million, U.S. state jurisdictions of $32.3 million and non-U.S. jurisdictions of $131.8 million.

The following is a reconciliation of total gross unrecognized tax benefits, defined as the aggregate tax effect of differences between the Company's tax return positions and the benefits recognized in the Consolidated Financial Statements for the years ended December 31, 2025, 2024 and 2023. Approximately $4.1 million, $3.1 million and $3.8 million of these amounts as of December 31, 2025, 2024 and 2023, respectively, relate to permanent items that, if recognized, would impact the reported income tax rate.

		2025		2024		2023
Balance at January 1	$	3.1	$	3.8	$	5.4
Additions (reductions) for business acquisitions		0.8		—		—
Additions based on tax positions related to the current year		0.4		0.3		0.4
Additions (reductions) for tax positions of prior years		(0.1)		(0.2)		(0.1)
Reductions due to settlements with taxing authorities and the lapse of the applicable statute of limitations		(0.2)		(0.7)		(1.9)
Other changes in unrecognized tax benefits including foreign currency translation adjustments		0.1		(0.1)		—
Balance at December 31	$	4.1	$	3.1	$	3.8

The Company records interest and penalties on uncertain tax positions as a component of the income tax provision. The Company recorded a net increase of $0.1 million during 2025 and net decrease of $0.5 million and $1.4 million during 2024 and 2023, respectively, in interest and penalties. In addition, during 2025, the balance of accrued interest and penalty was increased for uncertain tax positions related to a business acquisition by $1.0 million. There was no foreign currency translation impact in 2025, 2024 or 2023. The total amount of interest and penalties accrued was $1.5 million, $0.4 million and $0.9 million as of December 31, 2025, 2024 and 2023, respectively.

The unrecognized tax benefits as well as associated penalties and interest resulting from the business acquisition are subject to an indemnification agreement. As such, any related amount paid pursuant to an income tax examination of the acquired entity is expected to be recovered via collection of the indemnification asset, resulting in recognition within the Consolidated Statements of Operations. The amounts recorded for unrecognized tax benefits are provisional and represent the Company's preliminary assessment of uncertain tax positions of the acquired entity based on information available as of the acquisition date. The Company continues to evaluate acquisition-date facts and circumstances, and the related assessment is expected to be completed during the second quarter of 2026. Any measurement-period adjustments identified may impact the final purchase price allocation.

The tax returns of the Company and its non-U.S. subsidiaries are routinely examined by various taxing authorities. The Company has not been informed of any material assessment for which an accrual has not been previously provided. In addition, in certain circumstances where the Company is contesting an assessment and believes it has a strong probability of success, no accrual has been provided. The Company would vigorously contest any material assessment. Management believes any potential adjustment would not materially affect the Company's financial condition or results of operations.

In general, the Company operates in taxing jurisdictions that provide a statute of limitations period ranging from three to five years for the taxing authorities to review the applicable tax filings. The examination of U.S. federal tax returns for all years prior to 2022 have been settled with the Internal Revenue Service or otherwise have essentially closed under the applicable statute of limitations. The Company is routinely under examination in various state and non-U.S. jurisdictions and in most cases the statute of limitations has not been extended. The Company believes these examinations are routine in nature and are not expected to result in any material tax assessments.

NOTE 7—Reclassifications from Accumulated Other Comprehensive Income or Loss

The following table summarizes reclassifications out of accumulated other comprehensive income (loss) ("OCI") for each year ended December 31 as recorded in the Consolidated Statements of Operations:

OCI Components	Amount Reclassified from OCI			Affected Line Item
	2025	2024	2023	
Gain (loss) on cash flow hedges:				
Interest rate contracts	$ 5.4	$ 7.0	$ 6.3	Interest expense
Foreign exchange contracts	(4.4)	(34.5)	(37.3)	Cost of sales
Total before tax	1.0	(27.5)	(31.0)	Income (loss) before income taxes
Tax expense (benefit)	(0.1)	0.2	0.1	Income tax provision
Net of tax	$ 0.9	$ (27.3)	$ (30.9)	Net Income (Loss)
Amortization of defined benefit pension items:				
Actuarial loss	$ (3.4)	$ (3.4)	$ (2.8)	Other, net
Prior service (cost) credit	(0.1)	(0.1)	(0.1)	Other, net
Total before tax	(3.5)	(3.5)	(2.9)	Income (loss) before income taxes
Tax expense (benefit)	—	0.1	(0.1)	Income tax provision
Net of tax	$ (3.5)	$ (3.4)	$ (3.0)	Net Income (Loss)
Total reclassifications for the period	$ (2.6)	$ (30.7)	$ (33.9)	

NOTE 8—Financial Instruments and Derivative Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short-term maturities of these instruments. The fair values of revolving credit agreements and long-term debt, excluding finance leases, were determined using current rates offered for similar obligations taking into account company credit risk. This valuation methodology is Level 2 as defined in the fair value hierarchy. At December 31, 2025, the total carrying value and total fair value of revolving credit agreements and long-term debt, excluding finance leases, was $473.4 million and $469.1 million, respectively. At December 31, 2024, the total carrying value and total fair value of revolving credit agreements and long-term debt, excluding finance leases, was $417.3 million and $416.8 million, respectively.

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of accounts receivable and derivatives. The large number of customers comprising the Company's customer base and their dispersion across many different industries and geographies mitigates concentration of credit risk on accounts receivable. To further reduce credit risk associated with accounts receivable, the Company performs periodic credit evaluations of its customers, and in certain circumstances may require advance payments or collateral. The Company enters into derivative contracts with high-quality financial institutions and limits the amount of credit exposure to any one institution.

Derivative Financial Instruments

Financial instruments held by the Company include cash and cash equivalents, accounts receivable, accounts payable, revolving credit agreements, long-term debt, interest rate swap agreements and forward foreign currency exchange contracts. The Company does not hold or issue financial instruments or derivative financial instruments for trading purposes.

The Company uses forward foreign currency exchange contracts to partially reduce risks related to transactions denominated in foreign currencies. These contracts hedge firm commitments and forecasted transactions relating to cash flows associated with sales and purchases denominated in non-functional currencies. The Company offsets fair value amounts related to foreign currency exchange contracts executed with the same counterparty. Changes in the fair value of forward foreign currency exchange contracts that are effective as hedges are recorded in OCI. Deferred gains or losses are reclassified from OCI to the Consolidated Statements of Operations in the same period as the gains or losses from the underlying transactions are recorded and are generally recognized in cost of sales.

The Company periodically enters into foreign currency exchange contracts that do not meet the criteria for hedge accounting. These derivatives are used to reduce the Company's exposure to foreign currency risk related to forecasted purchase or sales transactions or forecasted intercompany cash payments or settlements. Gains and losses on these derivatives are generally recognized in "Cost of sales" in the Consolidated Statements of Operations.

The Company uses interest rate swap agreements to partially reduce risks related to floating rate financing agreements that are subject to changes in the market rate of interest. Terms of the interest rate swap agreements require the Company to receive a variable interest rate and pay a fixed interest rate. The Company's interest rate swap agreements and the associated variable rate financings are predominately based upon the one-month SOFR. Changes in the fair value of interest rate swap agreements that are effective as hedges are recorded in OCI. Deferred gains or losses are reclassified from OCI to the consolidated statements of operations in the same period as the gains or losses from the underlying transactions are recorded and are recognized in interest expense.

Cash flows from hedging activities are reported in the Consolidated Statements of Cash Flows in the same classification as the hedged item, as a component of cash flows from operations.

The Company measures its derivatives at fair value on a recurring basis using significant observable inputs. This valuation methodology is Level 2 as defined in the fair value hierarchy. The Company uses a present value technique that incorporates yield curves and foreign currency spot rates to value its derivatives and also incorporates the effect of the Company's and its counterparties' credit risk into the valuation.

The Company does not currently hold any nonderivative instruments designated as hedges or any derivatives designated as fair value hedges.

Foreign Currency Derivatives: The Company held forward foreign currency exchange contracts with a total notional amount of $0.6 billion at December 31, 2025, primarily denominated in euros, Japanese yen, U.S. dollars, Chinese renminbi, Mexican pesos, British pounds, Swedish kroner and Australian dollars. The Company held forward foreign currency exchange contracts with total notional amounts of $0.8 billion at December 31, 2024, primarily denominated in euros, Japanese yen, U.S. dollars, Chinese renminbi, Mexican pesos, British pounds, Swedish kroner and Australian dollars. The fair value of these contracts approximated a net asset of $1.8 million and a net liability $18.5 million at December 31, 2025 and 2024, respectively.

For the years ended December 31, 2025 and 2024, there was no material ineffectiveness of forward foreign currency exchange contracts that qualify for hedge accounting. Forward foreign currency exchange contracts that qualify for hedge accounting are generally used to hedge transactions expected to occur within the next 36 months. The mark-to-market effect of forward foreign currency exchange contracts that are considered effective as hedges has been included in OCI. Based on market valuations at December 31, 2025, $3.2 million of the amount of net deferred gain included in OCI at December 31, 2025 is expected to be reclassified as expense into the Consolidated Statements of Operations over the next twelve months, as the transactions occur.

Interest Rate Derivatives: The following table summarizes the notional amounts, related rates, excluding spreads, and remaining terms of interest rate swap agreements at December 31, 2025 and 2024:

Notional Amount		Average Fixed Rate		
December 31 2025	December 31 2024	December 31 2025	December 31 2024	Term at December 31, 2025
$ 180.0	$ 180.0	1.65 %	1.65 %	Extending to May 2027
20.7	12.0	2.20 %	1.93 %	Extending to July 2030

The fair value of all interest rate swap agreements was a net asset of $3.8 million and $9.9 million at December 31, 2025 and 2024, respectively. The mark-to-market effect of interest rate swap agreements that are considered effective as hedges has been included in OCI. Based on market valuations at December 31, 2025, $3.7 million of the net deferred gain included in OCI is expected to be reclassified as income in the Consolidated Statements of Operations over the next twelve months, as cash flow payments are made in accordance with the interest rate swap agreements.

The following table summarizes the fair value of derivative instruments at December 31 as recorded in the Consolidated Balance Sheets:

		Asset Derivatives			Liability Derivatives		
	Balance sheet location	2025	2024	Balance sheet location	2025	2024	
Derivatives designated as hedging instruments							
Cash Flow Hedges							
Interest rate swap agreements							
Current	Prepaid expenses and other	$ 2.8	$ 4.3	Prepaid expenses and other	$ —	$ —	
Long-term	Other non-current assets	1.0	5.6	Other non-current assets	—	—	
Foreign currency exchange contracts							
Current	Prepaid expenses and other	9.9	1.4	Prepaid expenses and other	6.6	0.5	
	Other current liabilities	0.1	3.4	Other current liabilities	1.1	17.1	
Long-Term	Other non-current assets	0.7	—	Other non-current assets	—	—	
	Other long-term liabilities	0.9	0.8	Other long-term liabilities	3.4	5.6	
Total derivatives designated as hedging instruments		$ 15.4	$ 15.5		$ 11.1	$ 23.2	
Derivatives not designated as hedging instruments							
Cash Flow Hedges							
Foreign currency exchange contracts							
Current	Prepaid expenses and other	$ 1.4	$ 0.8	Prepaid expenses and other	$ 0.9	$ 1.2	
	Other current liabilities	2.0	2.3	Other current liabilities	1.2	2.8	
Total derivatives not designated as hedging instruments		$ 3.4	$ 3.1		$ 2.1	$ 4.0	
Total derivatives		$ 18.8	$ 18.6		$ 13.2	$ 27.2	

The following table summarizes the offsetting of the fair value of derivative instruments on a gross basis by counterparty at December 31, 2025 and 2024 as recorded in the Consolidated Balance Sheets:

	Derivative Assets as of December 31, 2025				Derivative Liabilities as of December 31, 2025			
	Gross Amounts of Recognized Assets	Gross Amounts Offset	Net Amounts Presented	Net Amount	Gross Amounts of Recognized Liabilities	Gross Amounts Offset	Net Amounts Presented	Net Amount
Cash Flow Hedges								
Interest rate swap agreements	$ 3.8	$ —	$ 3.8	$ 3.8	$ —	$ —	$ —	$ —
Foreign currency exchange contracts	4.5	(2.7)	1.8	1.8	2.7	(2.7)	—	—
Total derivatives	$ 8.3	$ (2.7)	$ 5.6	$ 5.6	$ 2.7	$ (2.7)	$ —	$ —

	Derivative Assets as of December 31, 2024				Derivative Liabilities as of December 31, 2024			
	Gross Amounts of Recognized Assets	Gross Amounts Offset	Net Amounts Presented	Net Amount	Gross Amounts of Recognized Liabilities	Gross Amounts Offset	Net Amounts Presented	Net Amount
Cash Flow Hedges								
Interest rate swap agreements	$ 9.9	$ —	$ 9.9	$ 9.9	$ —	$ —	$ —	$ —
Foreign currency exchange contracts	0.5	(0.5)	—	—	19.0	(0.5)	18.5	18.5
Total derivatives	$ 10.4	$ (0.5)	$ 9.9	$ 9.9	$ 19.0	$ (0.5)	$ 18.5	$ 18.5

The following table summarizes the pre-tax impact of derivative instruments for each year ended December 31 as recorded in the Consolidated Statements of Operations:

Derivatives in Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)			Location of Gain or (Loss) Reclassified from OCI into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from OCI into Income (Effective Portion)		
	2025	2024	2023		**2025**	2024	2023
Cash Flow Hedges							
Interest rate swap agreements	$ **(0.9)**	$ 4.4	$ 1.9	Interest expense	$ **5.4**	$ 7.0	$ 6.3
Foreign currency exchange contracts	**18.0**	(35.0)	(4.3)	Cost of sales	**(4.4)**	(34.5)	(37.3)
	$ **17.1**	$ (30.6)	$ (2.4)		$ **1.0**	$ (27.5)	$ (31.0)

Derivatives Not Designated as Hedging Instruments	Location of Gain or (Loss) Recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income on Derivative		
		2025	2024	2023
Cash flow hedges				
Foreign currency exchange contracts	Cost of sales	$ **3.4**	$ (8.3)	$ (4.3)
Total		$ **3.4**	$ (8.3)	$ (4.3)

NOTE 9—Retirement Benefit Plans

Defined Benefit Plans: The Company maintains various defined benefit pension plans that provide benefits based on years of service and average compensation during certain periods. The Company's policy is to make contributions to fund these plans within the range allowed by applicable regulations. Plan assets consist primarily of publicly traded stocks and government and corporate bonds.

Pension benefits for employees covered under the Company's U.S. and U.K. plans are frozen. Only certain grandfathered employees in the Netherlands still earn retirement benefits under defined benefit pension plans. All other eligible employees of the Company, including employees whose pension benefits are frozen, receive retirement benefits under defined contribution retirement plans. During 2024, the Company and the trustee initiated a de-risking strategy for the U.K. plan, which resulted in changes to the target asset allocation to fixed income and highly-liquid securities. In January 2025, the trustee entered into a buy-in contract for the U.K. plan with a third-party insurance company. The trustee may choose to convert the buy-in policy to a buy-out by assigning individual insurance contracts to members. This process may extend for a significant period of time. Until any potential buy-out process is completed, the trustee remains responsible for the administration of the U.K. plan, allocation of non-insured plan assets and payment of employee retirement benefits. If a buy-out of the U.K. plan is completed in the future and the criteria for settlement accounting is satisfied, any amounts relating to the U.K. plan remaining in accumulated other comprehensive income (loss) will be reclassified into earnings. The amount related to the U.K. plan represents the majority of the Non-U.S. Plans column in the components of accumulated comprehensive income (loss) table below.

The assumptions used in accounting for the defined benefit plans were as follows for the years ended December 31:

	2025	2024	2023
U.S. Plans			
Weighted average discount rates	**4.97%**	5.43%	5.03%
Expected long-term rate of return on assets	**4.00%**	5.00%	5.50%
Cash balance interest crediting rate	**5.00%-6.73%**	5.00%-6.73%	3.50%-5.73%
Non-U.S. Plans			
Weighted average discount rates	**3.09%-5.40%**	2.93%-5.40%	3.08%-4.50%
Rate of increase in compensation levels	**2.00%-2.80%**	2.00%-2.80%	2.60%-3.00%
Expected long-term rate of return on assets	**4.00%-4.90%**	3.50%-3.60%	3.30%-4.50%

Each year, the assumptions used to calculate the benefit obligation are used to calculate the net periodic pension expense for the following year.

Set forth below is a detail of the net periodic pension expense for the defined benefit plans for the years ended December 31:

		2025		2024		2023
U.S. Plans						
Interest cost	$	2.2	$	2.3	$	2.5
Expected return on plan assets		(2.1)		(2.7)		(2.5)
Amortization of actuarial loss		1.8		2.0		2.1
Settlements		—		—		—
Net periodic pension expense	$	1.9	$	1.6	$	2.1
Non-U.S. Plans						
Service cost	$	0.1	$	0.1	$	—
Interest cost		5.8		5.3		5.4
Expected return on plan assets		(5.4)		(7.2)		(7.4)
Amortization of actuarial loss		1.6		1.4		0.7
Amortization of prior service cost		0.1		0.1		0.1
Net periodic pension benefit (expense)	$	2.2	$	(0.3)	$	(1.2)

Set forth below is a detail of other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for the year ended December 31:

		2025		2024		2023
U.S. Plans						
Current year actuarial (gain)	$	(1.7)	$	(1.3)	$	(1.2)
Amortization of actuarial loss		(1.8)		(2.0)		(2.1)
Settlements		—		—		—
Total recognized in other comprehensive income (loss)	$	(3.5)	$	(3.3)	$	(3.3)
Non-U.S. Plans						
Current year actuarial (gain) loss	$	0.1	$	0.6	$	(0.2)
Amortization of actuarial loss		(1.6)		(1.4)		(0.7)
Amortization of prior service cost		(0.1)		(0.1)		(0.1)
Total recognized in other comprehensive income (loss)	$	(1.6)	$	(0.9)	$	(1.0)

The following table sets forth the changes in the benefit obligation and the plan assets during the year and the funded status of the defined benefit plans at December 31:

		2025		2024	
		U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Change in benefit obligation					
Projected benefit obligation at beginning of year	$	43.8	$ 112.0	$ 48.3	$ 126.0
Service cost		—	0.1	—	0.1
Interest cost		2.2	5.8	2.3	5.3
Actuarial (gain) loss		0.2	(3.5)	(1.6)	(10.4)
Benefits paid		(5.9)	(7.4)	(5.2)	(7.0)
Employee contributions		—	0.1	—	0.1
Foreign currency exchange rate changes		—	8.4	—	(2.1)
Projected benefit obligation at end of year	$	40.3	$ 115.5	$ 43.8	$ 112.0
Accumulated benefit obligation at end of year	$	40.3	$ 114.2	$ 43.8	$ 110.6

		2025		2024	
		U.S. Plans	**Non-U.S. Plans**	U.S. Plans	Non-U.S. Plans
Change in plan assets					
Fair value of plan assets at beginning of year	$	44.9	$ 126.2	$ 47.9	$ 139.0
Actual return on plan assets		4.0	1.8	2.2	(4.0)
Employer contributions		—	0.2	—	0.2
Employee contributions		—	0.1	—	0.1
Benefits paid		(5.9)	(7.4)	(5.2)	(7.0)
Foreign currency exchange rate changes		—	9.4	—	(2.1)
Fair value of plan assets at end of year	$	43.0	$ 130.3	$ 44.9	$ 126.2
Funded status at end of year	$	2.7	$ 14.8	$ 1.1	$ 14.2
Amounts recognized in the consolidated balance sheets consist of:					
Noncurrent assets	$	2.7	$ 16.5	$ 1.1	$ 14.1
Noncurrent liabilities		—	(1.7)	—	0.1
	$	2.7	$ 14.8	$ 1.1	$ 14.2
Components of accumulated other comprehensive income (loss) consist of:					
Actuarial loss	$	22.4	$ 53.2	$ 25.9	$ 54.7
Prior service cost		—	1.3	—	1.3
Deferred taxes		(8.3)	(13.0)	(8.3)	(13.3)
Foreign currency translation adjustment		—	2.4	—	2.8
	$	14.1	$ 43.9	$ 17.6	$ 45.5

The projected benefit obligation included in the table above represents the actuarial present value of benefits attributable to employee service rendered to date, including the effects of estimated future pay increases. The accumulated benefit obligation also reflects the actuarial present value of benefits attributable to employee service rendered to date excluding the effects of estimated future pay increases.

In 2026, the Company expects to contribute $0.3 million to its non-U.S. pension plans. The Company does not expect to contribute to its U.S. pension plan in 2026.

Pension benefit payments are made from assets of the pension plans. Future pension benefit payments expected to be paid from assets of the pension plans are:

	U.S. Plans	**Non-U.S. Plans**
2026	$ 4.8	$ 7.9
2027	4.5	8.1
2028	4.2	8.2
2029	3.9	8.4
2030	3.8	8.7
2031 - 2035	14.9	46.2
	$ 36.1	$ 87.5

The expected long-term rate of return on defined benefit plan assets reflects management's expectations of long-term rates of return on funds invested to provide for benefits included in the projected benefit obligations. The Company has established the expected long-term rate of return assumption for plan assets by considering the historical rates of return over a period of time that is consistent with the long-term nature of the underlying obligations of these plans as well as a forward-looking rate of return. The historical and forward-looking rates of return for each of the asset classes used to determine the Company's estimated rate of return assumption were based upon the rates of return earned or expected to be earned by investments in the equivalent benchmark market indices for each of the asset classes.

Expected returns for the U.K. pension plan is based on a calculated market-related value of assets. Under this methodology, asset gains and losses resulting from actual returns that differ from the Company's expected returns are recognized in the market-related value of assets ratably over three years.

The pension plans maintain an investment policy that, among other things, establishes a portfolio asset allocation methodology with percentage allocation bands for individual asset classes. The investment policy provides that investments are reallocated between asset classes as balances exceed or fall below the appropriate allocation bands.

The following is the actual allocation percentage and target allocation percentage for the Company's U.S. pension plan assets at December 31:

	2025 Actual Allocation	2024 Actual Allocation	Target Allocation
Fixed income securities	**98.9%**	69.6%	100%
U.S. equity securities	**—%**	20.4%	—%
Non-U.S. equity securities	**—%**	8.9%	—%
Money market	**1.1%**	1.1%	—%

The following is the actual allocation percentage and target allocation percentage for the Company's U.K. pension plan assets at December 31:

	2025 Actual Allocation	2024 Actual Allocation	Target Allocation
Insurance contracts	**93.5%**	—%	98.0%
Fixed income securities	**2.0%**	89.4%	2%
Money market	**4.5%**	10.6%	—%

The Company maintains a pension plan for certain employees in the Netherlands which has purchased annuity contracts to meet its obligations.

The defined benefit pension plans do not have any direct ownership of the Company's common stock.

The fair value of each major category of U.S. plan assets for the Company's pension plan are valued using quoted market prices in active markets for identical assets, or Level 1 in the fair value hierarchy. The fair value of each major category of non-U.S. plan assets for the Company's pension plans are valued using observable inputs, either directly or indirectly, other than quoted market prices in active markets for identical assets, or Level 2 in the fair value hierarchy.

Following are the values as of December 31:

	Level 1		Level 2	
	2025	2024	2025	2024
Insurance contracts	$ **—**	$ —	$ **111.6**	$ —
Fixed income securities	**42.6**	31.3	**13.4**	113.9
U.S. equity securities	**—**	9.1	**—**	—
Non-U.S., non-U.K. equity securities	**—**	4.0	**—**	—
Money market	**0.4**	0.5	**5.3**	12.3
Total	$ **43.0**	$ 44.9	$ **130.3**	$ 126.2

Defined Contribution Plans: The Company has defined contribution (401(k)) plans for all U.S. employees and similar plans for employees outside of the U.S. The Company matches employee contributions based on plan provisions. In addition, in the U.S. and U.K., the Company has defined contribution retirement plans whereby the contribution to participants is determined annually based on a formula that includes the effect of actual compared with targeted operating results and the age and compensation of the participants. Total costs, including Company contributions, for these plans were $42.8 million, $39.0 million and $33.5 million in 2025, 2024 and 2023, respectively.

NOTE 10—Inventories

Inventories are stated at the lower of cost or market for last-in, first-out ("LIFO") inventory or lower of cost or net realizable value for first-in, first-out ("FIFO") inventory. At December 31, 2025 and 2024, 50% and 53%, respectively, of total inventories were determined using the LIFO method, which consists primarily of manufactured inventories, including service parts for the lift truck business in the U.S. The FIFO method is used with respect to all other inventories.

The cost components of inventory include raw materials, purchased components, direct and indirect labor, utilities, depreciation, inbound freight charges, purchasing and receiving costs, inspection costs and warehousing costs. Reserves are maintained for estimated obsolescence or excess inventory equal to the difference between the cost of inventory and the net realizable value based upon assumptions about future demand and market conditions. Upon a subsequent sale or disposal of the impaired inventory, the corresponding reserve for impaired value is relieved to ensure that the cost basis of the inventory reflects any write-downs.

During the years ended December 31, 2025 and 2024, as a result of severance and impairment charges directly related to restructuring activities for the Nuvera business realignment and for programs initiated in 2024, the Company reduced its inventory by $4.6 million and $2.4 million to its estimated net realizable value in the Americas and JAPIC, respectively. These charges are recorded in "Restructuring and impairment charges" in the Consolidated Statements of Operations. Refer to Note 19, *Restructuring and Impairment Charges*, for further discussion of the factors related to these adjustments.

Inventories are summarized as follows:

	December 31	
	2025	2024
Finished goods and service parts	$ **358.8**	$ 393.3
Work in process	**31.1**	32.1
Raw materials	**375.0**	431.7
Total manufactured inventories	**764.9**	857.1
LIFO reserve	**(130.6)**	(102.8)
Total inventory	$ **634.3**	$ 754.3

NOTE 11—Property, Plant and Equipment, Net

Property, plant and equipment are recorded at cost. Depreciation and amortization are provided in amounts sufficient to amortize the cost of the assets, including assets recorded under finance leases, over their estimated useful lives using the straight-line method. Buildings are generally depreciated using a 20, 40 or 50-year life, improvements to land and buildings are depreciated over estimated useful lives ranging up to 40 years and equipment is depreciated over estimated useful lives ranging from three to 15 years. Capital grants received for the acquisition of equipment are recorded as reductions of the related equipment cost and reduce future depreciation expense. Repairs and maintenance costs are expensed when incurred.

The Company periodically evaluates long-lived assets, including intangible assets with finite lives, for impairment when changes in circumstances or the occurrence of certain events indicate the carrying amount of an asset may not be recoverable. Upon identification of indicators of impairment, assets and liabilities are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets or liabilities. The asset group would be considered impaired when the estimated future undiscounted cash flows generated by the asset group are less than carrying value. If the carrying value of an asset group is considered impaired, an impairment charge is recorded for the amount that the carrying value of the asset group exceeds its fair value. Fair value is estimated as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In connection with the strategic realignment of Nuvera, the Company identified indicators of impairment primarily related to the recoverability of long-lived assets, all of which negatively impacted the Company and arose from adverse developments in the geopolitical and hydrogen markets. As a result, it was determined that the carrying value of the Nuvera fixed assets exceeded the undiscounted cash flows from the assets and the carrying value of Nuvera's fixed assets exceeded the fair value. Accordingly, the Company recognized charges during the year ended December 31, 2025 of $9.6 million related to the impairment of certain long-lived assets. Additionally, in relation to programs initiated in 2024 to streamline the Company's manufacturing footprint and optimize its operations, the Company identified indicators of impairment for long-lived assets where the estimated future undiscounted cash flows generated by the asset group were less than carrying value. As a result, for the year ended December 31, 2024, the Company recorded $6.8 million of fixed asset impairments ($0.6 million in the Americas, $4.6 million in JAPIC and $1.6 million in Bolzoni) representing the amount of the assets groups carrying value in excess of its fair value.

The estimated fair value was determined using a cost approach, which is Level 3 under the fair value hierarchy. These charges are recorded in "Restructuring and impairment charges" in the Consolidated Statements of Operations. Refer to Note 19, *Restructuring and Impairment Charges*, for further discussion of the factors related to these adjustments.

Property, plant and equipment, net includes the following:

| | December 31 | |
	2025	2024
Land and land improvements	$ 33.8	$ 31.6
Plant and equipment	1,003.6	919.9
Property, plant and equipment, at cost	1,037.4	951.5
Allowances for depreciation and amortization	(708.4)	(644.8)
	$ 329.0	$ 306.7

Total depreciation and amortization expense on property, plant and equipment was $41.8 million, $43.3 million and $40.8 million during 2025, 2024 and 2023, respectively.

NOTE 12—Goodwill and Intangible Assets

The Company evaluates the carrying amount of goodwill and indefinite-lived intangible assets for impairment annually as of May 1st and between annual evaluations if changes in circumstances or the occurrence of certain events indicate potential impairment. The Company uses either a qualitative or quantitative analysis to determine whether fair value exceeds carrying value. As part of the quantitative testing process for goodwill, the Company estimates fair values using a discounted cash flow approach from the perspective of a market participant and comparable market values for similar businesses. Significant estimates in the discounted cash flow approach are cash flow forecasts of the reporting units, the discount rate, the terminal business value and the projected income tax rate. The cash flow forecasts of the reporting units are based upon management's long-term view of markets and are the forecasts that are used by senior management and the Board of Directors to evaluate operating performance. The discount rate utilized is management's estimate of what the market's weighted average cost of capital is for a company with a similar debt rating and stock volatility, as measured by beta. The projected income tax rates utilized are the statutory tax rates for the countries where each reporting unit operates. The terminal business value is determined by applying a business growth factor to the latest year for which a forecast exists. As part of the goodwill quantitative testing process, the Company evaluates whether there are reasonably likely changes to management's estimates that would have a material impact on the results of the goodwill impairment testing.

The annual testing for impairment was conducted as of May 1, 2025. The fair value of each reporting unit was in excess of its carrying value and thus, no impairment exists.

In 2025, Bolzoni acquired 100% of the equity interest of a manufacturing business in Italy for an aggregate purchase price of $2.6 million, net of cash acquired. In addition, the agreement may require additional consideration to be paid by Bolzoni based upon the acquired business achieving certain revenue and profitability metrics in future years. The Company has not yet finalized its analysis of the fair value of the acquired business, thus the allocation of the purchase price is preliminary and may change in future periods as fair value estimates of the assets acquired and liabilities assumed are refined during the measurement period. The Company will complete the purchase price allocation within one year after the date of acquisition. The table below includes the initial allocation of goodwill which is expected to be finalized in the first quarter of 2026.

During 2024, Bolzoni acquired 60% of the equity interest of a machining business in Italy. Bolzoni maintains an option to purchase the remaining 40% of the equity interest of the machining business for a period of five years, subject to certain terms and conditions. The table below included the initial allocation of goodwill in 2024 and the completion of purchase accounting in 2025 as all goodwill was allocated to other identifiable assets.

The following table summarizes goodwill by segment as of December 31, 2025 and 2024:

| | Carrying Amount of Goodwill | | | | | | | |
	Americas		EMEA		Bolzoni		Total	
Balance at January 1, 2024	$	1.7	$	1.0	$	50.6	$	53.3
Acquisition		—		—		4.6		4.6
Foreign currency translation		—		—		(3.3)		(3.3)
Balance at December 31, 2024	$	1.7	$	1.0	$	51.9	$	54.6
Additions		—		—		0.4		0.4
Allocation of purchase price		—		—		(4.6)		(4.6)
Foreign currency translation		—		0.1		5.2		5.3
Balance at December 31, 2025	$	1.7	$	1.1	$	52.9	$	55.7

The Company has indefinite-lived intangible assets for the Bolzoni trademarks. Fair values used in testing for potential impairment of the trademarks are calculated by applying an estimated market value royalty rate to the forecasted revenues of the businesses that utilize those assets. The assumed cash flows from this calculation are discounted using Bolzoni's weighted average cost of capital. The Company completed the annual testing of impairment as of May 1, 2025. The fair value of the indefinite-lived intangible assets was in excess of its carrying value and thus, no impairment existed.

The following table summarizes intangible assets, other than goodwill, recorded in the consolidated balance sheets:

December 31, 2025	Gross Carrying Amount		Accumulated Amortization		Net Balance	
Intangible assets not subject to amortization						
Trademarks	$	17.6	$	—	$	17.6
Intangible assets subject to amortization						
Customer and contractual relationships		38.5		(27.4)		11.1
Patents and technology		21.0		(20.3)		0.7
Trademarks		5.3		(2.4)		2.9
Total	$	82.4	$	(50.1)	$	32.3

December 31, 2024	Gross Carrying Amount		Accumulated Amortization		Net Balance	
Intangible assets not subject to amortization						
Trademarks	$	15.7	$	—	$	15.7
Intangible assets subject to amortization						
Customer and contractual relationships		35.8		(23.5)		12.3
Patents and technology		19.1		(16.9)		2.2
Trademarks		5.1		(2.2)		2.9
Total	$	75.7	$	(42.6)	$	33.1

Amortization expense for intangible assets, which is recognized on a straight-line basis over the estimated useful life of the related asset, was $4.0 million and $4.3 million in 2025 and 2024, respectively. Expected annual amortization expense of other intangible assets, based upon December 31, 2025 U.S. dollar values, for the next five years is as follows: $2.0 million in 2026, $2.0 million in 2027, $1.8 million in 2028, $1.8 million in 2029 and $1.7 million in 2030. The weighted-average amortization period for intangible assets is as follows:

Intangible assets subject to amortization	Weighted-Average Useful Lives (Years)
Customer relationships	8
Patents and technology	2
Trademarks	11

NOTE 13—Current and Long-Term Financing

The following table summarizes available and outstanding borrowings:

	December 31 2025		December 31 2024	
Total outstanding borrowings:				
Revolving credit agreements	$	109.6	$	54.2
Term loan, net		213.1		214.6
Other debt		150.7		148.5
Finance lease obligations		20.9		23.4
Total debt outstanding	$	494.3	$	440.7
Plus: discount on term loan and unamortized deferred financing fees		1.8		2.5
Total debt outstanding, gross	$	496.1	$	443.2
Current portion of borrowings outstanding	$	242.4	$	198.8
Long-term portion of borrowings outstanding	$	251.9	$	241.9
Total available borrowings, net of limitations, under revolving credit agreements	$	301.7	$	296.9
Unused revolving credit agreements	$	192.1	$	242.7
Weighted average stated interest rate on total borrowings		6.3 %		7.0 %
Weighted average effective interest rate on total borrowings (including interest rate swap agreements)		5.4 %		7.8 %

Annual maturities of total debt, excluding finance leases, are as follows:

2026	$	235.1
2027		29.7
2028		208.6
2029		—
2030		—
Thereafter		—
	$	473.4

Interest paid on total debt was $30.4 million, $34.5 million and $36.4 million during 2025, 2024 and 2023, respectively.

In 2025, the Company entered into an amended and restated agreement for a $300.0 million secured, floating-rate revolving credit facility (the "Facility"). The Facility consists of a domestic revolving credit facility in the initial amount of $210.0 million and a foreign revolving credit facility in the initial amount of $90.0 million. The Facility matures on June 24, 2030. The Facility replaced the Company's previous revolving credit facility, which was set to mature on June 24, 2026.

The Facility can be increased up to $400.0 million over the term of the Facility in minimum increments of $10.0 million, subject to approval by the lenders. The obligations under the Facility are generally secured by a first priority lien on working capital assets of the borrowers and guarantors in the Facility, which includes but is not limited to cash and cash equivalents, accounts receivable and inventory, and a second priority lien on the present and future shares of capital stock, fixtures and general intangibles consisting of intellectual property. The approximate book value of assets held as collateral under the Facility was $1.1 billion as of December 31, 2025.

The Facility includes restrictive covenants, which, among other things, limit additional borrowings and investments of the Company subject to certain thresholds, as provided in the Facility. The Facility limits the payment of dividends and other restricted payments the Company may make unless certain total excess availability and/or fixed charge coverage ratio thresholds, each as set forth in the Facility, are satisfied. The Facility also requires the Company to achieve a minimum fixed charge coverage ratio when total excess availability is less than the greater of 10% of the total borrowing base, as defined in the Facility, and $20.0 million. At December 31, 2025, the Company was in compliance with the covenants in the Facility.

Key terms of the Facility as of December 31, 2025 were as follows:

		FACILITY
U.S. borrowing capacity	$	210.0
Non-U.S. borrowing capacity		90.0
Outstanding		103.3
Availability restrictions		4.6
Availability	$	192.1
Applicable margins, as defined in agreement		
U.S. base rate loans		0.25% to 0.75%
SOFR, EURIBOR and non-U.S. base rate loans		1.25% to 1.75%
Applicable margins, for amounts outstanding		
U.S. base rate loans		0.50%
SOFR loans		1.50%
Non-U.S. base rate loans		1.50%
Applicable interest rate, for amounts outstanding		
U.S. base rate		7.25%
SOFR		5.30%
Facility fee, per annum on unused commitment		0.25%

The Company has a $225.0 million term loan (the "Term Loan"), which matures in May 2028. The Term Loan was amended in the second quarter of 2023 for the purpose of changing the benchmark interest rate for borrowings under the Term Loan from LIBOR to Term SOFR, each as defined in the Term Loan.

The Term Loan requires quarterly principal payments on the last day of each March, June, September and December, which commenced September 30, 2021, in an amount equal to $0.6 million and the final principal repayment is due in May 2028. The Company may also be required to make mandatory prepayments, in certain circumstances, as provided in the Term Loan.

The obligations under the Term Loan are generally secured by a first priority lien on the present and future shares of capital stock, U.S. material real property, fixtures and general intangibles consisting of intellectual property and a second priority lien on U.S. working capital assets of the borrowers and guarantors of the Term Loan, which includes, but is not limited to cash and cash equivalents, accounts receivable and inventory. The approximate book value of assets held as collateral under the Term Loan was $0.8 billion as of December 31, 2025.

In addition, the Term Loan includes restrictive covenants, which, among other things, limit additional borrowings and investments of the Company subject to certain thresholds, as provided in the Term Loan. The Term Loan limits the payment of dividends and other restricted payments the Company may make in any fiscal year, unless the consolidated total net leverage ratio, as defined in the Term Loan, does not exceed 2.50 to 1.00 at the time of the payment. At December 31, 2025, the Company was in compliance with the covenants in the Term Loan.

Key terms of the Term Loan as of December 31, 2025 were as follows:

	TERM LOAN
Outstanding	$ 214.9
Discounts and unamortized deferred financing fees	1.8
Net amount outstanding	$ 213.1
Applicable margins, as defined in agreement	
U.S. base rate loans	2.50%
SOFR	3.50%
SOFR adjustment, as defined in the agreement	0.11%
SOFR floor	0.50%
Applicable interest rate, for amounts outstanding	7.33%

The Company had other debt outstanding excluding finance leases, of approximately $150.7 million and $6.3 million of revolving credit facilities at December 31, 2025. In addition to the excess availability under the Facility of $192.1 million, the Company had remaining availability of $54.3 million related to other non-U.S. revolving credit agreements.

NOTE 14—Leasing Arrangements

The Company determines if an arrangement contains a lease and the classification of that lease, if applicable, at inception.

Specifically, when determining the classification of a lease as operating or financing, the Company considers whether there is control of the underlying asset, the transfer of substantially all of the economic benefits associated with the asset and whether the lease term and present value of lease payments are significant relative to the asset's fair value.

The Company does not recognize a lease liability or right-of-use ("ROU") asset for short-term leases (leases with an initial term of twelve months or less). For contracts with lease and non-lease components, the Company does not allocate the contract consideration, and accounts for the lease and non-lease components as a single lease component. ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments under the lease. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The implicit rate within the operating leases are generally not determinable and the Company has obtained rates from third-party financiers for relevant geographies, currencies and lease terms to determine the incremental borrowing rate at the inception of new leases. The operating lease ROU asset also includes any lease prepayments, offset by lease incentives. Certain of the Company's leases include options to extend or terminate the lease. An option to extend the lease is considered in connection with determining the ROU asset and lease liability when it is reasonably certain the Company will exercise that option. An option to terminate is also considered in connection with determining the ROU asset and lease liability unless it is reasonably certain the Company will not exercise the option. Lease expense for operating lease payments is recognized on a straight-line basis over the term of the lease.

As of December 31, 2025 and 2024, the Company had the following amounts recorded on the Company's Consolidated Balance Sheets:

	Location on Balance Sheet	December 31, 2025	December 31, 2024
Assets			
Operating lease assets	Other non-current assets	$ 141.0	$ 96.0
Finance lease assets	Property, plant and equipment, net	31.1	32.0
Total		$ 172.1	$ 128.0

	Location on Balance Sheet	December 31, 2025	December 31, 2024
Liabilities			
Current			
Operating lease liabilities	Other current liabilities	**19.9**	15.9
Finance lease liabilities	Current maturities of long-term debt	**8.1**	11.2
Long-term			
Operating lease liabilities	Other long-term liabilities	**128.0**	85.2
Finance lease liabilities	Long-term debt	**12.8**	12.2
Total		$ **168.8**	$ 124.5

Finance lease assets are recorded net of accumulated amortization of $25.1 million and $26.5 million as of December 31, 2025 and 2024, respectively. Amortization of plant and equipment under finance leases is included in depreciation expense. Finance lease obligations of $10.6 million, $13.5 million and $11.1 million were incurred in connection with lease agreements to acquire machinery and equipment during 2025, 2024 and 2023, respectively. In addition, leases with HYGFS included in the Consolidated Balance Sheet at December 31, 2025 and 2024, include $21.9 million and $16.3 million of ROU assets and $21.9 million and $16.4 million of lease liabilities, respectively.

As of December 31, 2025, the Company had the following remaining lease term and weighted average discount rates:

	Operating Leases	Finance Leases
Weighted-average remaining lease term in years	9.40	3.50
Weighted-average discount rate	5.80 %	6.03 %

For the year ended December 31, 2025, the Company recorded the following amounts:

		Year Ended	
	Location on Income Statement	December 31, 2025	December 31, 2024
Operating lease cost	Cost of sales	$ **11.0**	$ 10.1
Operating lease cost	Selling, general and administrative expenses	**23.6**	20.7
Finance lease cost			
Amortization of leased assets	Cost of sales	**14.6**	10.8
Interest on lease liabilities	Interest expense	**1.8**	1.6
Sublease income	Revenues	**(12.2)**	(11.6)
Total		$ **38.8**	$ 31.6

The Company recognizes sublease income primarily related to lift trucks in which the Company records revenues over the term of the lease in accordance with the rental agreements with its customers. Aggregate future minimum rentals to be received under noncancellable subleases of lift trucks as of December 31, 2025 were $35.7 million.

For the year ended December 31, 2025, the Company recorded the following amounts:

	Year Ended	
	December 31, 2025	December 31, 2024
Cash paid for lease liabilities		
Operating cash flows from operating leases	$ **26.5**	$ 22.4
Operating cash flows from finance leases	**1.8**	1.3
Financing cash flows from finance leases	**15.7**	9.6
Non-cash amounts related to right-of-use assets obtained in exchange for lease obligations		
Operating	$ **67.9**	$ 53.9
Finance	**10.4**	11.7

Annual maturities of lease liabilities are as follows:

	Operating Leases		Finance Leases		Total	
2026	$	26.9	$	9.4	$	36.3
2027		25.5		7.4		32.9
2028		23.9		4.1		28.0
2029		18.8		1.3		20.1
2030		14.3		0.2		14.5
Thereafter		91.6		0.4		92.0
		201.0		22.8		223.8
Less: Interest		(53.1)		(1.9)		(55.0)
Net	$	147.9	$	20.9	$	168.8

The Company leases certain office, manufacturing and warehouse facilities and machinery and equipment under noncancellable finance and operating leases that expire at various dates through 2041. Many leases include renewal and/or fair value purchase options.

NOTE 15—Product Warranties

The Company provides a standard warranty on its lift trucks, generally for twelve months or 1,000 to 2,000 operating hours. For certain series of lift trucks, the Company provides a standard warranty of one to two years or 2,000 or 4,000 hours. For components in some series of lift trucks, the Company provides a standard warranty of two to three years or 4,000 to 6,000 hours. The Company estimates the costs which may be incurred under its standard warranty programs and records a liability for such costs at the time product revenue is recognized.

In addition, the Company sells separately priced extended warranty agreements that generally provide a warranty for an additional two to five years or up to 2,400 to 10,000 hours. The specific terms and conditions of those warranties vary depending upon the product sold and the country in which the Company does business. Revenue received for the sale of extended warranty contracts is deferred and recognized in the same manner as the costs incurred to perform under the warranty contracts.

The Company also maintains a quality enhancement program under which it provides for specifically identified field product improvements in its warranty obligation. Accruals under this program are determined based on estimates of the potential number of claims and the cost of those claims based on historical costs.

The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Factors that affect the warranty liability include the number of units sold, historical and anticipated rates of warranty claims and the cost per claim.

Changes in the Company's current and long-term warranty obligations, including deferred revenue on extended warranty contracts, are as follows:

	2025		2024	
Balance at January 1	$	87.2	$	68.1
Current year warranty expense		31.1		46.5
Change in estimate related to pre-existing warranties		(2.5)		8.1
Payments made		(43.8)		(33.9)
Foreign currency effect		1.6		(1.6)
Balance at December 31	$	73.6	$	87.2

NOTE 16—Contingencies

Various legal and regulatory proceedings and claims have been or may be asserted against the Company relating to the conduct of its businesses, including product liability, environmental and other claims. These proceedings and claims are incidental to the ordinary course of business. Management believes that it has meritorious defenses and will vigorously defend the Company in these actions. Any costs that management estimates will be paid as a result of these claims are accrued when the liability is considered probable and the amount can be reasonably estimated. Although the ultimate disposition of these proceedings is not presently determinable, management believes, after consultation with its legal counsel, that the likelihood is remote that costs will be incurred materially in excess of accruals already recognized.

NOTE 17—Guarantees

Under various financing arrangements for certain customers, including independent retail dealerships, the Company provides recourse or repurchase obligations such that it would be obligated in the event of default by the customer. Terms of the third-party financing arrangements for which the Company is providing recourse or repurchase obligations generally range from one to five years. Total amounts subject to recourse or repurchase obligations at December 31, 2025 and 2024 were $134.5 million and $219.2 million, respectively. As of December 31, 2025, losses anticipated under the terms of the recourse or repurchase obligations were not significant and reserves have been provided for such losses based on historical experience in the accompanying Consolidated Financial Statements. The Company generally retains a security interest in the related assets financed such that, in the event the Company would become obligated under the terms of the recourse or repurchase obligations, the Company would take title to the assets financed. The fair value of collateral held at December 31, 2025 was approximately $179.7 million based on Company estimates. The Company estimates the fair value of the collateral using information regarding the original sales price, the current age of the equipment and general market conditions that influence the value of both new and used lift trucks. The Company also regularly monitors the external credit ratings of the entities for which it has provided recourse or repurchase obligations. As of December 31, 2025, the Company did not believe there was a significant risk of non-payment or non-performance of the obligations by these entities; however, there can be no assurance that the risk may not increase in the future. In addition, the Company has an agreement with WF to limit its exposure to losses at certain eligible dealers. Under this agreement, losses related to $31.4 million of recourse or repurchase obligations for these certain eligible dealers are limited to 7.5% of their original loan balance, or $15.8 million as of December 31, 2025. The $31.4 million is included in the $134.5 million of total amounts subject to recourse or repurchase obligations at December 31, 2025.

Generally, the Company sells lift trucks through its independent dealer network or directly to customers. These dealers and customers may enter into a financing transaction with HYGFS or other unrelated third parties. HYGFS provides debt and lease financing to both dealers and customers. On occasion, the credit quality of a customer or credit concentration issues within WF may require the Company to provide recourse or repurchase obligations of the lift trucks purchased by customers and financed through HYGFS. At December 31, 2025, approximately $112.1 million of the Company's total recourse or repurchase obligations of $134.5 million related to transactions with HYGFS. In connection with the joint venture agreement, the Company also provides a guarantee to WF for 20% of HYGFS' debt with WF, such that the Company would become liable under the terms of HYGFS' debt agreements with WF in the case of default by HYGFS. At December 31, 2025, loans from WF to HYGFS totaled $1.4 billion. Although the Company's contractual guarantee was $280.8 million, the loans by WF to HYGFS are secured by HYGFS' customer receivables, of which the Company guarantees $112.1 million. Excluding the HYGFS receivables guaranteed by the Company, the Company's incremental obligation as a result of this guarantee to WF is $261.5 million, which is secured by 20% of HYGFS' customer receivables and other secured assets of $344.7 million. HYGFS has not defaulted under the terms of this debt financing in the past, and although there can be no assurances, the Company is not aware of any circumstances that would cause HYGFS to default in future periods.

NOTE 18—Debt and Equity Investments and Related-Party Transactions

The Company maintains an interest in one variable interest entity, HYGFS. HYGFS is a joint venture with WF formed primarily for the purpose of providing financial services to independent Hyster® and Yale® lift truck dealers and major account customers in the U.S. and is included in the Americas segment. The Company does not have a controlling financial interest or have the power to direct the activities that most significantly affect the economic performance of HYGFS. Therefore, the Company has concluded that the Company is not the primary beneficiary and uses the equity method to account for its 20% interest in HYGFS. The Company does not consider its variable interest in HYGFS to be significant.

Generally, the Company sells lift trucks through its independent dealer network or directly to customers. These dealers and customers may enter into a financing transaction with HYGFS or other unrelated third parties. HYGFS provides debt financing to dealers and lease financing to both dealers and customers. HYGFS' total purchases of Hyster® and Yale® lift trucks from dealers, and directly from the Company such that HYGFS could provide retail lease financing to customers for the years ended December 31, 2025, 2024 and 2023 were $628.9 million, $607.0 million and $527.5 million, respectively. Of these amounts, $124.2 million, $76.9 million and $78.9 million for the years ended December 31, 2025, 2024 and 2023, respectively, were invoiced directly from the Company to HYGFS so that the customer could obtain operating lease financing from HYGFS. Amounts receivable from HYGFS were $12.0 million and $20.0 million at December 31, 2025 and 2024, respectively. At December 31, 2025 and 2024, the Company had $14.1 million and $14.9 million, respectively, of notes payable to HYGFS for advance funding of inventory that will be financed by HYGFS upon sale. The Company provides recourse for certain financing provided by HYGFS to its dealers and customers. In addition, the Company also provides a guarantee to WF for their portion of HYGFS' debt. Refer to Note 17, *Guarantees*, for additional details relating to the guarantees provided to WF.

In addition to providing financing to dealers, HYGFS provides operating lease financing to the Company. Operating lease obligations primarily relate to specific sale-leaseback-sublease transactions for certain customers whereby the Company sells lift trucks to HYGFS, leases these lift trucks back under an operating lease agreement and then subleases those lift trucks to customers under an operating lease agreement. Total obligations to HYGFS under the operating lease agreements were $30.8 million and $25.1 million at December 31, 2025 and 2024, respectively. In addition, the Company provides certain subsidies to its dealers that are paid directly to HYGFS. Total subsidies were $9.5 million, $12.2 million and $9.2 million for 2025, 2024 and 2023, respectively.

The Company provides certain services to HYGFS for which it receives compensation under the terms of the joint venture agreement. The services consist primarily of administrative functions and remarketing services. Total income recorded by the Company related to these services was $6.5 million in 2025, $6.1 million in 2024 and $5.8 million in 2023.

The Company has a 50% ownership interest in Sumitomo NACCO Forklift Co., Ltd. ("SN"), a limited liability company that was formed in 1970 primarily to manufacture and distribute Sumitomo-branded lift trucks in Japan and Southeast Asia, and to manufacture Hyster and Yale branded lift trucks, related components and service parts for distribution by the Company outside of Japan. The Company purchases products from SN under agreed-upon terms. The Company's ownership in SN is also accounted for using the equity method of accounting and is included in the JAPIC segment. The Company purchases products from SN under normal trade terms based on current market prices. During the years ended December 31, 2025, 2024 and 2023, purchases from SN were $12.0 million, $14.5 million and $23.7 million, respectively. Amounts payable to SN at December 31, 2025 and 2024 were $5.1 million and $7.7 million, respectively.

The Company recognized income of $0.4 million from SN for use of technology developed by the Company which is included in "Revenues" in the Consolidated Statements of Operations for the year ended December 31, 2023. The Company did not recognize any income from SN for use of technology developed by the Company during the years ended December 31, 2025 and 2024.

Summarized unaudited financial information for equity investments is as follows:

		2025		2024		2023
Statement of Operations						
Revenues	$	421.2	$	424.8	$	411.5
Gross profit	$	158.9	$	168.8	$	160.6
Income from continuing operations	$	46.5	$	40.8	$	56.7
Net income	$	46.5	$	40.8	$	56.7
Balance Sheet						
Current assets	$	141.0	$	143.7		
Non-current assets	$	1,817.1	$	1,791.9		
Current liabilities	$	141.6	$	157.7		
Non-current liabilities	$	1,596.7	$	1,565.8		

The Company's equity investments in unconsolidated affiliates are included in "Investment in Unconsolidated Affiliates" in the Consolidated Balance Sheets as follows:

	December 31, 2025		December 31, 2024
HYGFS	$	28.4	$	27.7
SN		28.6		26.6
Bolzoni investments		0.4		0.4

Dividends received from unconsolidated affiliates for the year ended December 31 are summarized below:

		2025		2024		2023
HYGFS	$	8.0	$	4.4	$	10.5

The Company has an investment in a third party, OneH2, Inc. The Company's investment was $0.8 million as of both December 31, 2025 and December 31, 2024, respectively.

NOTE 19—Restructuring and Impairment Charges

Below is a reconciliation of the Company's restructuring and impairment charges recognized in 2025 and 2024. These costs are included in "Restructuring and impairment charges" in the Consolidated Statements of Operations. Refer to Note 10, *Inventories* and Note 11, *Property, Plant and Equipment, net*, for further discussion of the factors related to the impairments of inventory and long-lived assets.

December 31, 2025

2025 Program [1]

Type of charge	2025 Charges (reversals)	Reported Segment
Severance	$ 11.2	Americas
Severance	6.1	EMEA
Severance	1.0	JAPIC
Severance	3.2	Bolzoni
	$ 21.5	

Nuvera Strategic Realignment [2]

Type of charge	2025 Charges (reversals)	Reported Segment
Severance	$ 1.0	Americas
Long-lived asset impairment	9.6	Americas
Inventory impairment	4.6	Americas
	$ 15.2	

2024 Program [3]

Type of charge	2025 Charges (reversals)	Reported Segment
Severance	$ 2.4	Americas
Severance	(1.6)	EMEA
Severance	0.9	JAPIC
	$ 1.7	
Total 2025 Charges	$ 38.4	

[1] As a result of current economic and industry dynamics, the Company initiated a reduction in the Company's global workforce in the fourth quarter of 2025. The Company does not expect to incur significant additional charges related to this initiative.

[2] In connection with the strategic realignment of Nuvera in 2025. The Company does not expect to incur significant additional charges related to this initiative.

[3] Programs initiated to optimize the Company's manufacturing footprint. The Company expects to execute these programs over 2026 and 2027. As of December 31, 2025, these initiatives are expected to incur an additional $10 million to $12 million and $3 million to $6 million in costs in 2026 and 2027, respectively.

December 31, 2024 2024 Program [1]		
Type of charge	2024 Charges	Reported Segment
Severance	$ 5.9	Americas
Severance	2.4	EMEA
Severance	1.6	JAPIC
Severance	2.7	Bolzoni
Long-lived asset impairment	0.6	Americas
Long-lived asset impairment	4.6	JAPIC
Long-lived asset impairment	1.6	Bolzoni
Long-lived asset impairment	2.4	JAPIC
Other	0.8	Americas
Total 2024 Charges	$ 22.6	

[1] Programs initiated to streamline the Company's manufacturing footprint and optimize its operations.

Following is the detail of the cash charges related to severance:

	2025	2024
Beginning of period accrual	$ 12.2	$ —
Charges	25.8	12.6
Payments	(8.9)	(0.4)
Reversals	(1.6)	—
Currency	0.1	—
Ending of period accrual	**$ 27.6**	**$ 12.2**

NOTE 20—Maximal Equity Transfer Agreement

During 2021, the Company signed an Equity Transfer Agreement ("ETA") with Y-C Hongkong Holding Co., Limited ("HK Holding Co"). In June 2022, the Company purchased 15% of the equity interest of Hyster-Yale Maximal from HK Holding Co for an aggregate purchase price of $25.2 million, which was paid in annual installments of $8.4 million beginning in June 2022 through June 2024. The Company has an option to purchase HK Holding Co's remaining 10% interest in Hyster-Yale Maximal at any time prior to June 8, 2056 for $16.8 million. If this option is exercised, the Company will own 100% of the equity interest of Hyster-Yale Maximal. As of December 31, 2025, the Company owned a 90% majority interest in Hyster-Yale Maximal.

In addition, under the provisions of the ETA, HK Holding Co maintains a put option by which the Company could be required to exercise its purchase option. As one of the factors that could trigger the put option is outside of the Company's control, the remaining 10% purchase option is considered contingently redeemable. Accordingly, the redeemable noncontrolling interest is not considered to be a component of stockholders' equity and instead is reported as temporary equity in the Consolidated Balance Sheets. Because the occurrence of the event that would trigger the put option is not probable of occurring, the Company will continue to attribute the 10% portion of earnings and losses, as well as any dividends declared, to the noncontrolling interest after the closing date of the ETA. As of the closing date of the ETA, the Company recorded the estimated fair value of the purchase option of $13.4 million as redeemable noncontrolling interest.

NOTE 21—Subsequent Events

In February 2026, the U.S. Supreme Court ("the Court") issued a ruling holding that tariffs imposed under the International Emergency Economic Powers Act ("IEEPA") are not legally authorized. The Court only ruled on IEEPA tariffs and did not invalidate any other tariffs, nor did the Court address whether or how the U.S. government might issue refunds of IEEPA tariffs. If the U.S. government is ultimately required to issue refunds, the process likely will take many months or years. Although the ruling has been issued, its implications for trade policy and related administrative actions remain uncertain. The Company is reviewing the decision and will evaluate its potential impact, including the U.S. and foreign administrations' tariff responses, as further information becomes available. As of December 31, 2025, the Company has not recorded any impact for potential recovery of tariff-related costs as refunds are uncertain.

Exhibit 31(i)

Certifications

I, Rajiv K. Prasad, certify that:

1. I have reviewed this annual report on Form 10-K of Hyster-Yale, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)), for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 3, 2026   /s/ Rajiv K. Prasad
                                        _____
                                        Rajiv K. Prasad
                                        President and Chief Executive Officer
                                        (principal executive officer and principal
                                        financial officer)

Exhibit 32

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Hyster-Yale, Inc. (the "Company") on Form 10-K for the year ended December 31, 2025, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of the Company certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to such officer's knowledge:

    (1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

    (2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods expressed in the Report

Date: March 3, 2026

/s/ Rajiv K. Prasad

Rajiv K. Prasad

President and Chief Executive Officer (principal executive officer and principal financial officer)

The following information related to the Company's stock performance was not included in or incorporated by reference into, and shall not be deemed to constitute a part of, the Company's Annual Report on Form 10-K filed with the SEC.

Stock Price Performance Presentation

The following graph compares the Company's total stock price performance on Class A Common Stock against the total stock price performance of the Russell 2000 Index and the Russell 2000 Producer Durables Index for the periods indicated. The graph presents the value of a $100 investment, at the base point, for each index assuming the reinvestment of dividends.

In accordance with the regulations promulgated by the SEC, the following graph compares the stock price performance based upon the difference between the stock price at the beginning of each fiscal year and the stock price at the end of the fiscal year for the five-year period commencing January 1, 2021 (base point December 31, 2020) and ending December 31, 2025.



2021 – 2025
Stock Price Performance Graph

Assumes $100 invested at December 31, 2020 with dividends reinvested.

DIRECTORS & OFFICERS

HYSTER-YALE, INC.

Directors

Colleen R. Batcheler: Senior Vice President, External Affairs, General Counsel and Corporate Secretary of Hormel Foods Corporation

James B. Bemowski: Retired Senior Advisor of Doosan Corporation

J.C. Butler, Jr.: President and Chief Executive Officer, NACCO Industries, Inc.

Gary L. Collar: Retired Senior Vice President and General Manager at AGCO Corporation

Carolyn Corvi: Retired Vice President and General Manager – Airplane Programs of The Boeing Company

Edward T. Eliopoulos: Retired Partner, Ernst & Young LLP

John P. Jumper: Retired Chief of Staff, United States Air Force

Dennis W. LaBarre: Retired Partner, Jones Day

Ann A. O'Hara: President, North America of Huhtamaki OYJ

H. Vincent Poor: Michael Henry Strater University Professor of Electrical Engineering at Princeton University

Rajiv K. Prasad: President and Chief Executive Officer of Hyster-Yale, Inc.

Alfred M. Rankin, Jr.: Executive Chairman of Hyster-Yale, Inc., Non-Executive Chairman of NACCO Industries, Inc., Non-Executive Chairman of Hamilton Beach Brands Holding Company

Claiborne Rankin: Managing Director of NCAF Management, LLC, the managing member of North Coast Angel Fund, LLC

Britton T. Taplin: Self-employed

David B.H. Williams: President and Partner, Williams, Bax & Saltzman, P.C.

Officers

Alfred M. Rankin, Jr.: Executive Chairman of the Board

Rajiv K. Prasad: President and Chief Executive Officer

Dena R. McKee: Vice President, Controller and Chief Accounting Officer

Anthony J. Salgado: President and Chief Executive Officer, Hyster-Yale Materials Handling, Inc.

Suzanne S. Taylor: Senior Vice President, General Counsel and Secretary

LEADERSHIP

HYMH

Anthony J. Salgado: President and Chief Executive Officer

Charles F. Pascarelli: Senior Vice President, President, Americas

Stewart D. Murdoch: Senior Vice President, Managing Director, Europe, Middle East and Africa

Matheus de C. Thaumaturgo: President, APIC

Lucien M. J. Robroek: President, Global Big Trucks

Pankaj P. Shah: Vice President, Chief Information and Digital Officer

Michele Corini: Vice President, Global Operations

Tracy S. Hixson: Vice President, Global Supply Chain

Brian A. Jennings: Vice President, Associate General Counsel—Americas, CBDC, APIC

Gopi Somayajula: Senior Vice President, Global Product Development

Jon C. Taylor: Vice President, Chief Financial Officer

BOLZONI GROUP

Roberto Scotti: Chairman

Marco Rossi: Chief Executive Officer

Jon Riley: Chief Operating Officer and President, Americas

Marco Bisagni: Chief Financial Officer

Vincenzo Gatto: President, APIC

Emanuele Scotti: President, EMEA

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CORPORATE INFORMATION

ANNUAL MEETING

The Annual Meeting of Stockholders of Hyster-Yale, Inc. will be held on May 12, 2026, at 9:00 am at the corporate headquarters located at:
5875 Landerbrook Drive, Suite 300
Cleveland, OH 44124

FORM 10-K

Additional copies of the Company's Form 10-K filed with the Securities and Exchange Commission are available free of charge through Hyster-Yale's website (hyster-yale.com) or by request to Investor Relations.

INVESTOR RELATIONS CONTACT

Investor questions may be addressed to:
Investor Relations
Hyster-Yale, Inc.
5875 Landerbrook Drive, Suite 300
Cleveland, Ohio 44124

STOCK TRANSFER AGENT & REGISTRAR

Stockholder Correspondence:
Computershare Investor Services
P.O. Box 43006
Providence, RI 02940-3078

Overnight Correspondence:
Computershare Investor Services
150 Royal Street, Suite 101
Canton, MA 02021

(877) 373-6374 (U.S., Canada, Puerto Rico)
(781) 575-2879 (International)

LEGAL COUNSEL

Jones Day
North Point
901 Lakeside Avenue
Cleveland, OH 44114

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
1001 Lakeside Avenue, Suite 1800
Cleveland, OH 44114

STOCK EXCHANGE LISTING

The New York Stock Exchange:
Symbol: HY

COMPANY WEBSITE

Additional information about Hyster-Yale may be found on the corporate website, hyster-yale.com. The company considers this website one of the primary sources of information for investors and other interested parties.

BRAND WEBSITES

HYMH: hymh.hyster-yale.com
Bolzoni Group: bolzonigroup.com
Hyster: hyster.com
Yale: yale.com
Nuvera: nuvera.com
Hyster-Yale Maximal: maxforklift.com
Sumitomo NACCO: sumitomonacco.co.jp/en/

BUILDING LONG-TERM VALUE

Hyster-Yale, Inc. is enhancing its growth strategy by delivering advanced, technology-driven innovations across its Lift Truck and Attachment Businesses—solutions designed to elevate customer efficiency, reduce total cost of ownership, and strengthen market competitiveness.

By prioritizing breakthrough engineering, portfolio optimization, and scalable technology platforms, through its end-to-end product line teams, the Company is building a resilient foundation for sustainable revenue expansion and long-term value creation for stockholders.



Hyster-Yale, Inc.
5875 Landerbrook Drive, Suite 300
Cleveland, OH 44124
hyster-yale.com

An Equal Opportunity Employer